As filed with the Securities and Exchange Commission on April 10, 2000
                       Registration No. 333-93169/811-5672


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        PRE-EFFECTIVE AMENDMENT NO. 1               (X)
                        POST-EFFECTIVE AMENDMENT NO. __             ( )


                                     and/or


                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
                              Amendment No. 75 (X)
                        (Check appropriate box or boxes)


                           WRL SERIES ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (727) 299-1800
                                 --------------

                             Thomas E. Pierpan, Esq.
         Senior Vice President, General Counsel and Assistant Secretary
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                     (Name and Address of Agent for Service)

                                    Copy to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.


Title of securities being registered: Units of interest in the separate account under flexible payment variable accumulation deferred annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A
                                     ------

                      INFORMATION REQUIRED IN A PROSPECTUS

                            WRL FREEDOM ENHANCER(SM)
                               VARIABLE ANNUITY
                                 Issued Through
                           WRL SERIES ANNUITY ACCOUNT
                                       By
                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

PROSPECTUS
MAY   , 2000

     This prospectus gives you important information about the WRL Freedom Enhancer,(SM) a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the fund prospectuses before you invest and keep them for future reference. This Contract is available to individuals as well as to certain groups and individual retirement plans.

     You can put your money into 30 investment choices: a fixed account and 29 subaccounts of the WRL Series Annuity Account. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio. Your investments in the portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

     The 29 portfolios we currently offer through the subaccounts under this Contract are:



                                              WRL SERIES FUND, INC.
 WRL VKAM Emerging Growth                                             WRL Great Companies -- America(SM)
 WRL T. Rowe Price Small Cap                                          WRL Salomon All Cap
 WRL Goldman Sachs Small Cap                                          WRL C.A.S.E. Growth
 WRL Pilgrim Baxter Mid Cap Growth                                    WRL Dreyfus Mid Cap
 WRL Alger Aggressive Growth                                          WRL NWQ Value Equity
 WRL Third Avenue Value                                               WRL T. Rowe Price Dividend Growth
 WRL Value Line Aggressive Growth                                     WRL Dean Asset Allocation
 WRL GE International Equity (formerly, WRL GE/Scottish Equitable     WRL LKCM Strategic Total Return
  International Equity)
 WRL Janus Global                                                     WRL J.P. Morgan Real Estate Securities
 WRL Great Companies -- Technology(SM)                                WRL Federated Growth & Income
 WRL Janus Growth                                                     WRL AEGON Balanced
 WRL Goldman Sachs Growth                                             WRL AEGON Bond
 WRL GE U.S. Equity                                                   WRL J.P. Morgan Money Market




                     VARIABLE INSURANCE PRODUCTS FUND (VIP)
                     --------------------------------------
 Fidelity VIP Equity-Income Portfolio -- Service Class 2

                  VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
                  --------------------------------------------
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2

                 VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
                 ----------------------------------------------
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2



     The Enhancer credits a Premium Enhancement of 4.5% to your initial and subsequent premiums, although we reserve the right to change the rate or discontinue crediting Premium Enhancements in the future. The overall expenses for the Enhancer may be higher than the expenses for a similar contract without a Premium Enhancement. Over time, the value of the Premium Enhancements may be more than offset by the higher fees.

     If you would like more information about the WRL Freedom Enhancer,(SM) you can obtain a free copy of the Statement of Additional Information ("SAI") dated
May   , 2000. Please call us at 1-800-851-9777 or write us at: Western Reserve,
Administrative Office - Annuity Department, P.O. Box 9051, Clearwater, Florida 33758-9051. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.


PLEASE NOTE THAT THE CONTRACT AND THE FUNDS:                THE SECURITIES AND EXCHANGE COMMISSION
o ARE NOT BANK DEPOSITS                                     HAS NOT APPROVED OR DISAPPROVED THESE
o ARE NOT FEDERALLY INSURED                                 SECURITIES OR PASSED UPON THE
o ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY         ADEQUACY OF THIS PROSPECTUS. ANY
o ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL                  REPRESENTATION TO THE CONTRARY IS A
o INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PREMIUM         CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


DEFINITIONS OF SPECIAL TERMS ........................................     1

SUMMARY .............................................................     3

ANNUITY CONTRACT FEE TABLE ..........................................    11

EXAMPLES ............................................................    14

 1. THE ANNUITY CONTRACT ............................................    15
      The Contract ..................................................    15
      Other Contracts ...............................................    16

 2. ANNUITY PAYMENTS (THE INCOME PHASE) .............................    16
      Annuity Payment Options Under the Contract ....................    17
      Fixed Annuity Payment Options .................................    18
      Variable Annuity Payment Options ..............................    18
      Guaranteed Minimum Income Benefit Rider (the "Rider") .........    19

 3. PURCHASE ........................................................    23
      Contract Issue Requirements ...................................    23
      Premium Payments ..............................................    23
      Initial Premium Requirements ..................................    23
      Additional Premium Payments ...................................    24
      Maximum Annual Premium Payments ...............................    24
      Premium Enhancement ...........................................    24
      Allocation of Premium Payments ................................    25
      Right to Cancel Period ........................................    26
      Annuity Value .................................................    26
      Accumulation Units ............................................    27

 4. INVESTMENT CHOICES ..............................................    27
      The Separate Account ..........................................    27
      The Fixed Account .............................................    29
      Transfers .....................................................    29
      Dollar Cost Averaging Program .................................    30
      Asset Rebalancing Program .....................................    31
      Telephone or Fax Transactions .................................    31
      Third Party Investment Services ...............................    32

 5. EXPENSES ........................................................    32
      Mortality and Expense Risk Charge .............................    33
      Administrative Charge .........................................    33
      Guaranteed Minimum Income Benefit Rider Charge ................    33
      Separate Account Annuitization Charge .........................    34
      Annual Contract Charge ........................................    34
      Transfer Charge ...............................................    34
      Loan Processing Fee ...........................................    34
      Change in Allocation Fee ......................................    34
      Premium Taxes .................................................    34
      Federal, State and Local Taxes ................................    35
      Surrender Charge ..............................................    35
      Portfolio Management Fees .....................................    39
      Reduced or Waived Charges and Expenses to Employees ...........    40

 6. TAXES ...........................................................    40
      Annuity Contracts in General ..................................    40
      Qualified and Nonqualified Contracts ..........................    40
      Partial and Complete Surrenders -- Nonqualified Contracts .....    41
      Multiple Contracts ............................................    42
      Diversification and Distribution Requirements .................    42
      Partial and Complete Surrenders -- Qualified Contracts ........    42
      Partial Surrenders -- 403(b) Contracts ........................    43
      Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs) ...    43
      Taxation of Death Benefit Proceeds ............................    43
      Annuity Payments ..............................................    43
      Transfers, Assignments or Exchanges of Contracts ..............    44
      Possible Tax Law Changes ......................................    44

 7. ACCESS TO YOUR MONEY ............................................    44
      Partial and Complete Surrenders ...............................    44
      Delay of Payment and Transfers ................................    46
      Partial Surrenders and Premium Enhancements ...................    46
      Systematic Partial Surrenders .................................    46
      Contract Loans For Qualified Contracts ........................    47

 8. PERFORMANCE .....................................................    49

 9. DEATH BENEFIT ...................................................    50
      When We Pay a Death Benefit ...................................    50
      When We Do Not Pay a Death Benefit ............................    50
      Standard Death Benefit ........................................    51
      Compounding Minimum Death Benefit .............................    52
      Effect of Adjusted Partial Surrender on Certain Death Benefits.    53
      Alternate Payment Elections ...................................    53

10. OTHER INFORMATION ...............................................    54
      Ownership .....................................................    54
      Annuitant .....................................................    54
      Beneficiary ...................................................    54
      Assignment ....................................................    54
      Western Reserve Life Assurance Co. of Ohio ....................    55
      The Separate Account ..........................................    55
      Voting Rights .................................................    55
      Distribution of the Contracts .................................    56
      Non-Participating Contract ....................................    56
      Variations in Contract Provisions .............................    56
      IMSA ..........................................................    57
      Legal Proceedings .............................................    57
      Financial Statements ..........................................    57

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ........    58

APPENDIX A -- CONDENSED FINANCIAL INFORMATION .......................    59

APPENDIX B -- HISTORICAL PERFORMANCE DATA ...........................    60

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


 accumulation      The period between the Contract date and the maturity date
 period            while the Contract is in force.
                   -------------------------------------------------------------
 accumulation      An accounting unit we use to calculate subaccount values
 unit value        during the accumulation period.
                   -------------------------------------------------------------
 administrative    The address of our Administrative Office is: Western Reserve,
 office            Annuity Department, P.O. Box 9051, Clearwater, Florida
                   33758-9051.
                   -------------------------------------------------------------
 age               The issue age is the annuitant's age on his/her birthday
                   immediately preceding the Contract date. Attained age is the issue age plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same
                   meaning as "attained age" in the Contract.
                   -------------------------------------------------------------
 annuitant         The person you named on the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and
                   annuity provision.
                   -------------------------------------------------------------
 annuity unit      An accounting unit we use to calculate annuity payments from
 value             the subaccounts after the maturity date.
                   -------------------------------------------------------------
 annuity value     The sum of the separate account value and the fixed account value.
                   -------------------------------------------------------------
 beneficiary(ies)  The person(s) you elect to receive the death benefit proceeds under the Contract.
                  --------------------------------------------------------------
 cash value        The annuity value less the annual Contract charge, any
                   applicable premium taxes, any surrender charge and any
                   Guaranteed Minimum Income Benefit Rider charge.
                   -------------------------------------------------------------
 Code              The Internal Revenue Code of 1986, as amended.
                   -------------------------------------------------------------
 Contract date     The later of the date on which the initial premium payment is received or the date that the properly completed application is received at Western Reserve's administrative office. It is also the date when, depending on your state of residence, we allocate your premium payment(s) either to the reallocation account or to the fixed account and the subaccounts you
                   selected on your application. We measure Contract years,
                   Contract months and Contract anniversaries from the Contract date.
                   -------------------------------------------------------------
 death report day  The valuation date on which we have received both proof of the annuitant's death and your beneficiary's election
                   regarding payment.
                   -------------------------------------------------------------
 fixed account     An option to which you can direct your money under the
                   Contract, other than the separate account. It provides a
                   guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account may not be available in all states.
                   -------------------------------------------------------------
 fixed account     During the accumulation period, your Contract's value in the
 value             fixed account.
                   -------------------------------------------------------------
 funds             Investment companies which are registered with the U.S.
                   Securities and Exchange Commission. The Contract allows you to invest in the portfolios of the funds through our
                   subaccounts. We reserve the right to add other registered
                   investment companies to the Contract in the future.
                   -------------------------------------------------------------
 in force          Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.
                   -------------------------------------------------------------
 maturity date     The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant's
                   95th birthday. For Contracts issued in conjunction with the
                   Net Income Charitable Remainder Unitrust, the latest maturity date is the annuitant's 100th birthday.
                   -------------------------------------------------------------
 NYSE              New York Stock Exchange.
                   -------------------------------------------------------------

 nonqualified      Contracts issued other than in connection with retirement
 Contracts         plans.
                   -------------------------------------------------------------
 owner (you,       The person(s) entitled to exercise all rights under the is
 your)             the Contract. The annuitant owner unless the application
                   states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife.
                   -------------------------------------------------------------
 portfolio         A separate investment portfolio of a fund.
                   -------------------------------------------------------------
 Premium           Premium Enhancements are amounts we add to your annuity
 Enhancement       value. Premium Enhancements are not considered premiums.
                   -------------------------------------------------------------
 premium           Amounts paid by an owner or on the owner's behalf to Western
 payments          Reserve as consideration for the benefits provided by the
                   Contract. When we use the term "premium payment" in this
                   prospectus, it has the same meaning as "net premium payment"
                   in the Contract, which means the premium payment less any
                   applicable premium taxes.
                   -------------------------------------------------------------
 qualified         Contracts issued in connection with retirement plans that
 Contracts         qualify for special federal income tax treatment under the
                   Code.
                   -------------------------------------------------------------
 reallocation      The WRL J.P. Morgan Money Market subaccount.
 account
                   -------------------------------------------------------------
 reallocation      The date shown on the schedule page of your Contract when we
 date              reallocate all annuity value held in the reallocation account to the fixed account and subaccounts you selected. We place your premium in the reallocation account only if your state requires us to return the full premium in the event you
                   exercise your right to cancel. In all other states, the
                   reallocation date is the Contract date.
                   -------------------------------------------------------------
 separate          WRL Series Annuity Account, a separate account composed of
 account           subaccounts established to receive and invest premium
                   payments not allocated to the fixed account.
                   -------------------------------------------------------------
 separate account  During the accumulation period, your Contract's value in the
 value             separate account, which equals the total value in each
                   subaccount.
                   -------------------------------------------------------------
 subaccount        A subdivision of the separate account that invests
                   exclusively in the shares of a specified portfolio and
                   supports the Contracts. Subaccounts corresponding to each
                   portfolio hold assets under the Contract during the
                   accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you
                   select a variable annuity option.
                   -------------------------------------------------------------
 surrender         The termination of a Contract at the option of the owner.
                   -------------------------------------------------------------
 valuation date/   Each day on which the NYSE is open for trading, except when a
 business day      subaccount's corresponding portfolio does not value its
                   shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.
                   -------------------------------------------------------------
 valuation period  The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.
                   -------------------------------------------------------------
 Western Reserve   Western Reserve Life Assurance Co. of Ohio.
(we, us, our)      -------------------------------------------------------------


SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS, WHICH DISCUSS THE TOPICS IN MORE DETAIL. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.


1. THE ANNUITY CONTRACT



     The WRL Freedom Enhancer(SM) is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by Western Reserve. It is a contract between you, as the owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.


     The Contract allows you to direct your money into any of the 29 subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.



     You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.



     You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.


     We credit a Premium Enhancement of 4.5% of your initial premium to your annuity value on the Contract date. We will credit a Premium Enhancement of 4.5% on future premiums you pay, although we may, at our discretion, change the rate or discontinue crediting Premium Enhancements to future premium payments. The Contract also allows you to select a compounding minimum death benefit (see page 52) and a Guaranteed Minimum Income Benefit Rider (see page 19).


     The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the Contract's annuity payment option you choose, and whether you choose the Guaranteed Minimum Income Benefit Rider, will largely determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)



     The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you elect a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time, and will be reduced by the separate account annuitization charge. You cannot annuitize until your Contract's fifth anniversary.


     You may also elect a rider for an extra charge that guarantees a minimum amount of income payments if you annuitize under one of the rider's variable payment options. See Guaranteed Minimum Income Benefit Rider page 19.


3. PURCHASE


     You can buy this Contract with $10,000 ($1,000 for traditional or Roth IRAs and $50 for other qualified Contracts) under most circumstances. You can add as little as $50 at any time during the accumulation period.


     We credit a Premium Enhancement of 4.5% of your initial premium to your annuity value on the Contract date. Each premium payment you pay after the initial premium will receive a Premium Enhancement of 4.5% that we will add to your annuity value, although we may change the rate or discontinue the Premium Enhancement at any time at our discretion. If we change the rate or discontinue crediting Premium Enhancements to future premium payments, we will provide you with notice in advance. Under certain circumstances, you might forfeit (that is, lose) the Premium Enhancement we credited.

4. INVESTMENT CHOICES


     You can invest your money in any of the 29 fund portfolios by directing it to the corresponding subaccount. The portfolios are described in the fund prospectuses. The portfolios now available to you under the Contract are:

                             WRL SERIES FUND, INC.
                             ---------------------




    [ ] WRL VKAM Emerging Growth              [ ] WRL Great Companies -- America(SM)
    [ ] WRL T. Rowe Price Small Cap           [ ] WRL Salomon All Cap
    [ ] WRL Goldman Sachs Small Cap           [ ] WRL C.A.S.E. Growth
    [ ] WRL Pilgrim Baxter Mid Cap Growth     [ ] WRL Dreyfus Mid Cap
    [ ] WRL Alger Aggressive Growth           [ ] WRL NWQ Value Equity
    [ ] WRL Third Avenue Value                [ ] WRL T. Rowe Price Dividend Growth
    [ ] WRL Value Line Aggressive Growth      [ ] WRL Dean Asset Allocation
    [ ] WRL GE International Equity           [ ] WRL LKCM Strategic Total Return
    [ ] WRL Janus Global                      [ ] WRL J.P. Morgan Real Estate Securities
    [ ] WRL Great Companies -- Technology(SM) [ ] WRL Federated Growth & Income
    [ ] WRL Janus Growth                      [ ] WRL AEGON Balanced
    [ ] WRL Goldman Sachs Growth              [ ] WRL AEGON Bond
    [ ] WRL GE U.S. Equity                    [ ] WRL J.P. Morgan Money Market




                        VARIABLE INSURANCE PRODUCTS FUND (VIP)
                        --------------------------------------
    Fidelity VIP Equity-Income Portfolio -- Service Class 2

                     VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
                     --------------------------------------------
    Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2

                    VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
                    ----------------------------------------------
    Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2



     Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.


     You can also allocate your premium payments to the fixed account. Unless otherwise required by state law, we will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.


     TRANSFERS. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.



5. EXPENSES


     We do not take any deductions from premium payments at the time you buy the Contract. You invest the full amount of each premium payment in one or more of the investment choices.


     During the accumulation period, we deduct a daily mortality and expense risk charge of 1.25% (1.40% if you select the compounding minimum death benefit) and a daily administrative charge of 0.40% each year from the money you have invested in the subaccounts. During the income phase, if you elect a variable payment option, we deduct a separate account annuitization charge at an annual rate of 1.40% from your subaccount assets in place of the mortality and expense risk and administrative charges.


     During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary and at the time of a complete surrender. We currently waive this charge if either your annuity value, or the total premiums you have paid us minus all partial surrenders, equals or exceeds $50,000 on the Contract anniversary when this charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

     We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.



     We may deduct state premium taxes, which currently range from 0% to 3.50%, when you pay your premiums, if you surrender the Contract, or partially surrender its value, or if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.


     If you make a partial surrender or surrender your Contract completely, we will deduct a surrender charge for premium payments surrendered within nine years after we receive the premium payment. This charge is 8% on the amount that must be surrendered if the surrender occurs within 36 months of our receipt of the premium payment, and then declines gradually to 7% -- 37 through 48 months; 6% -- 49 through 60 months; 5% -- 61 through 72 months; 4% -- 73 through 84 months; 3% -- 85 through 96 months; 2% -- 97 through 108 months; and no surrender charge -- 109 months or more.


     When we calculate surrender charges, we treat partial surrenders as coming first from the oldest premium payment, then the next oldest and so forth. For partial surrenders or systematic partial surrenders you make in any Contract year, we will waive all or a portion of the surrender charge on partial surrenders up to the maximum free amount. Partial surrenders in excess of the maximum free amount will be subject to a surrender charge. We will deduct the full surrender charge if you surrender your Contract completely. We waive this charge under certain circumstances. See Expenses -- Surrender Charge page 35 for how we calculate the surrender charge waiver.


     The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. These charges currently range from 0.44% to 1.20% annually, depending on the portfolio. See the Annuity Contract Fee Table page 11 in this prospectus and How The Fund Is Managed And Organized in the fund prospectuses.



     If you select the Guaranteed Minimum Income Benefit Rider (the "Rider"), there is an annual charge during the accumulation phase of 0.30% of the minimum annuitization value. We deduct the Rider charge from your annuity value on each Contract anniversary and on the termination date of the Rider. We waive the Rider charge if your annuity value on any Contract anniversary exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. If you annuitize under the Rider, we will assess a daily separate account annuitization charge at an annual rate of 2.50% of the daily net assets in the subaccounts; this charge will be reflected in your variable payments. The separate account annuitization charge is paid in place of the mortality and expense risk charge and the administrative charge.


6. TAXES


     The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 591/2 when you take money out, you may also be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified plan.



     Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial or complete surrender.



7. ACCESS TO YOUR MONEY



     You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial surrender if it reduces the cash value below $10,000. No partial surrenders may be made from the fixed account without prior consent from us. Access to amounts held in qualified Contracts may be restricted or prohibited. Surrender charges may apply. You may also have to pay federal income tax and a penalty tax on any money you take out.


     Partial surrenders may reduce the death benefit (and certain values under the Rider) by more than the amount surrendered. In the future, we may, in our sole discretion, reduce the amount of future Premium Enhancements by the amount of certain partial surrenders. However, we will notify you in advance if we do so. (See page 24.)



8. PERFORMANCE


     The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.


9. DEATH BENEFIT


     If you are both the owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit.

     If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who will receive it. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.



     The death benefit will be the greatest of:

     o the annuity value of your Contract on the death report day, reduced by the amount of any Premium Enhancements credited to the annuity value during the twelve month period before the death report day; or
     o the total premium payments you make to the Contract, reduced by partial surrenders; or
     o the annual step-up reduced by the amount of any Premium
       Enhancements credited to the annuity value during the twelve month period before the death report day; or
     o if selected, the compounding minimum death benefit.


10. OTHER INFORMATION


     RIGHT TO CANCEL PERIOD. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. We will retain any Premium Enhancement(s) we credited to your account value. You will keep any gains, and bear any losses, on amounts, including any Premium Enhancements, you invested. If state law requires, we will refund your original premium payment(s). In those states, we will place your premium payment(s) in the reallocation account until the reallocation date shown on your Contract schedule page. We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

     WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax-deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides tax-sheltered growth.


     ADDITIONAL FEATURES. This Contract has additional features that might interest you. These include the following:

     o REDUCED MINIMUM INITIAL PREMIUM PAYMENT (FOR NONQUALIFIED
       CONTRACTS) -- You may make a minimum initial premium payment of $1,000, rather than $10,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer.

     o SYSTEMATIC PARTIAL SURRENDERS -- You can arrange to have money automatically sent to you while your Contract is in the accumulation period. You may take systematic partial surrenders monthly, quarterly, semi-annually or annually without paying surrender charges. Amounts you receive may be included in your gross income and, in certain circumstances, may be subject to penalty taxes.


     o DOLLAR COST AVERAGING -- You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the WRL J.P. Morgan Money Market or WRL AEGON Bond subaccounts to your choice of subaccounts. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

     o ASSET REBALANCING -- We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.

     o TELEPHONE OR FAX TRANSACTIONS -- You may make transfers, partial surrenders and/or change the allocation of additional premium payments by telephone or fax.

     o NURSING CARE FACILITY WAIVER -- If you are confined to a nursing care facility, you may take partial surrenders or surrender your Contract completely without paying the surrender charge, under certain circumstances.

     o TERMINAL CONDITION WAIVER -- Under a terminal condition waiver, if certain medically-related circumstances occur, we will allow you to fully or partially surrender your money without a surrender charge.

     o CONTRACT LOANS -- If you own a qualified Contract, you can take out Contract loans during the accumulation period, subject to certain restrictions.


     o GUARANTEED MINIMUM INCOME BENEFIT RIDER -- You may add this Rider for an additional charge. It assures you of a minimum level of income in the future, provided you satisfy certain conditions and annuitize under the variable payment options available in the Rider. This Rider is not available in all states and may vary by state.

     o COMPOUNDING MINIMUM DEATH BENEFIT -- You may add this feature for an additional charge. You must select this feature on your application. This feature is not available to annuitants age 74 or older on the Contract date. This feature ensures that any death benefit payable on the death of the annuitant will be no less than total premium payments paid for this Contract, plus the Premium Enhancement corresponding to the initial premium only, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to the date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after your 81st birthday.



     These features may not be available in all states and may not be suitable for your particular situation.



     Certain states place restrictions on access to the fixed account, on the death benefit calculation, on the annuity payment options, and on other features of the Contract. Consult your agent and the Contract for details.

11. INQUIRIES

     If you need more information, please contact us at:


       Western Reserve Life
         Administrative Office
         Annuity Department
         P.O. Box 9051
         Clearwater, FL 33758-9051
         1-800-851-9777
         www.westernreserve.com

ANNUITY CONTRACT FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                     OWNER TRANSACTION EXPENSES
Sales Load On Premium Payments ...............                  None
Maximum Surrender Charge(1)(2)
  (as a % of premium payments) ...............                    8%
Transfer Charge .............................. $10 After 12 Per Year
Loan Processing Fee(3) .......................          $30 Per Loan
Guaranteed Minimum Income
  Benefit Rider Charge during the accumula-
  tion period (optional)(4) ..................                 0.30%
==============================================                  ====
ANNUAL CONTRACT CHARGE(2)(6) ................. $30 Per Contract Year








          SEPARATE ACCOUNT ANNUAL EXPENSES
 (AS A PERCENTAGE OF AVERAGE SEPARATE ACCOUNT VALUE
           DURING THE ACCUMULATION PERIOD)
-----------------------------------------------------
UNDER STANDARD DEATH BENEFIT:
Mortality and Expense Risk Charge(5) ......... 1.25%
Administrative Charge(5) ..................... 0.40%
                                               ----
TOTAL SEPARATE ACCOUNT ANNUAL
  EXPENSES ................................... 1.65%
WITH COMPOUNDING MINIMUM DEATH BENEFIT ADDED:
Mortality and Expense Risk Charge(5) ......... 1.40%
Administrative Charge(5) ..................... 0.40%
                                               ----
TOTAL SEPARATE ACCOUNT ANNUAL
  EXPENSES ................................... 1.80%



--------------------------------------------------------------------------------
                         PORTFOLIO ANNUAL EXPENSES(7)

   (as a percentage of average net assets and after expense reimbursements)



                                                                                     MANAGEMENT     OTHER
  PORTFOLIO                                                                             FEES      EXPENSES
 WRL SERIES FUND, INC.(8)(9)
 WRL VKAM Emerging Growth                                                                0.80%      0.07%
 WRL T. Rowe Price Small Cap(10)                                                         0.75%      0.25%
 WRL Goldman Sachs Small Cap(10)                                                         0.90%      0.10%
 WRL Pilgrim Baxter Mid Cap Growth(10)                                                   0.90%      0.10%
 WRL Alger Aggressive Growth                                                             0.80%      0.09%
 WRL Third Avenue Value                                                                  0.80%      0.20%
 WRL Value Line Aggressive Growth(11)                                                    0.80%      0.20%
 WRL GE International Equity(16)                                                         1.00%      0.20%
 WRL Janus Global(12)                                                                    0.80%      0.12%
 WRL Great Companies -- TechnologySM(11)                                                 0.80%      0.20%
 WRL Janus Growth(13)                                                                    0.80%      0.05%
 WRL Goldman Sachs Growth(10)                                                            0.90%      0.10%
 WRL GE U.S. Equity                                                                      0.80%      0.13%
 WRL Great Companies -- America(SM)(11)                                                  0.80%      0.20%
 WRL Salomon All Cap(10)                                                                 0.90%      0.10%
 WRL C.A.S.E. Growth                                                                     0.80%      0.20%
 WRL Dreyfus Mid Cap(10)                                                                 0.85%      0.15%
 WRL NWQ Value Equity                                                                    0.80%      0.10%
 WRL T. Rowe Price Dividend Growth(10)                                                   0.90%      0.10%
 WRL Dean Asset Allocation                                                               0.80%      0.07%
 WRL LKCM Strategic Total Return                                                         0.80%      0.06%
 WRL J.P. Morgan Real Estate Securities                                                  0.80%      0.20%
 WRL Federated Growth & Income                                                           0.75%      0.14%
 WRL AEGON Balanced                                                                      0.80%      0.09%
 WRL AEGON Bond                                                                          0.45%      0.08%
 WRL J.P. Morgan Money Market                                                            0.40%      0.04%
 VARIABLE INSURANCE PRODUCTS FUND (VIP)
 Fidelity VIP Equity-Income Portfolio --Service Class 2(14)                              0.48%      0.10%
 VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
 Fidelity VIP II Contrafund/registered trademark/ Portfolio --Service Class 2(14)        0.58%      0.12%
 VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
 Fidelity VIP III Growth Opportunities Portfolio --Service Class 2(14)                   0.58%      0.13%



                                                                                                       TOTAL PORTFOLIO
                                                                                        RULE 12B-1         ANNUAL
  PORTFOLIO                                                                                FEES           EXPENSES
 WRL SERIES FUND, INC.(8)(9)
 WRL VKAM Emerging Growth                                                           N/A                          0.87%
 WRL T. Rowe Price Small Cap(10)                                                    N/A                          1.00%
 WRL Goldman Sachs Small Cap(10)                                                    N/A                          1.00%
 WRL Pilgrim Baxter Mid Cap Growth(10)                                              N/A                          1.00%
 WRL Alger Aggressive Growth                                                        N/A                          0.89%
 WRL Third Avenue Value                                                             N/A                          1.00%
 WRL Value Line Aggressive Growth(11)                                               N/A                          1.00%
 WRL GE International Equity(16)                                                    N/A                          1.20%
 WRL Janus Global(12)                                                               N/A                          0.92%
 WRL Great Companies -- TechnologySM(11)                                            N/A                          1.00%
 WRL Janus Growth(13)                                                               N/A                          0.85%
 WRL Goldman Sachs Growth(10)                                                       N/A                          1.00%
 WRL GE U.S. Equity                                                                 N/A                          0.93%
 WRL Great Companies -- America(SM)(11)                                             N/A                          1.00%
 WRL Salomon All Cap(10)                                                            N/A                          1.00%
 WRL C.A.S.E. Growth                                                                N/A                          1.00%
 WRL Dreyfus Mid Cap(10)                                                            N/A                          1.00%
 WRL NWQ Value Equity                                                               N/A                          0.90%
 WRL T. Rowe Price Dividend Growth(10)                                              N/A                          1.00%
 WRL Dean Asset Allocation                                                          N/A                          0.87%
 WRL LKCM Strategic Total Return                                                    N/A                          0.86%
 WRL J.P. Morgan Real Estate Securities                                             N/A                          1.00%
 WRL Federated Growth & Income                                                      N/A                          0.89%
 WRL AEGON Balanced                                                                 N/A                          0.89%
 WRL AEGON Bond                                                                     N/A                          0.53%
 WRL J.P. Morgan Money Market                                                       N/A                          0.44%
 VARIABLE INSURANCE PRODUCTS FUND (VIP)
 Fidelity VIP Equity-Income Portfolio --Service Class 2(14)                         0.25%(15)                    0.83%
 VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
 Fidelity VIP II Contrafund/registered trademark/ Portfolio --Service Class 2(14)   0.25%(15)                    0.95%
 VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
 Fidelity VIP III Growth Opportunities Portfolio --Service Class 2(14)              0.25%(15)                    0.96%

 (1) The surrender charge decreases based on the number of years since each premium payment was made, from 8% in the first three years after the premium payment was made to 0% in the tenth year after the premium payment was made. To calculate surrender charges, the first premium payment made is considered to come out first. This charge is waived under certain circumstances.
 (2) We may reduce or waive the surrender charge and the annual Contract charge for Contracts sold to groups of employees with the same employer, including our directors, officers and full-time employees, or other groups where sales to the group reduce our administrative expenses.
 (3) Loans are available for qualified Contracts only. This loan fee may not be applicable in all states.
 (4) This Rider is optional. You may add this Rider when we issue the Contract, or within each 30-day period following each Contract anniversary. If you add it, we will impose during the accumulation period an annual Rider charge equal to 0.30% of the minimum annuitization value on each Contract anniversary and on the termination date of the Rider (which includes upgrades of the minimum annuitization value and Contract surrender). We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but the charge will never exceed 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of the annuity value in each account. If the annuity value on any Contract anniversary exceeds the Rider charge threshold (currently 2.0) times the minimum annuitization value, we will waive the Rider charge otherwise payable on that Contract anniversary. This Rider is not available in all states.

     If you later choose to annuitize under this Rider, we will impose a daily separate account annuitization charge equal to an annual rate of 2.50% of the daily net asset values in the subaccounts in place of the mortality and expense risk and administrative charges. We may change this charge in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 3.50%.
 (5) These charges apply to each subaccount. They do not apply to the fixed account. The mortality and expense risk charge of 1.25% applies when you have selected the standard death benefit. If you select the compounding minimum death benefit, then the mortality and expense risk charge will increase to 1.40%. These charges apply during the accumulation period. After the maturity date, if you elect a variable payment option, we will deduct a daily separate account annuitization charge equal to an annual rate of 1.40% of your subaccount assets in place of the mortality and expense risk and administrative charges. If you select the Guaranteed Minimum Income Benefit Rider, and you choose to annuitize under the Rider, then we will impose a daily separate account annuitization charge equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, in place of the mortality and expense risk and administrative charges.
 (6) We currently waive this charge if either the annuity value, or the total premium payments minus all partial surrenders, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.
 (7) The fee table information relating to the portfolios was provided to Western Reserve by the funds. Western Reserve has not independently verified such information.
 (8) Effective January 1, 1997, the WRL Series Fund, Inc. ("WRL Fund") Board authorized the WRL Fund to charge each portfolio of the WRL Fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the WRL Fund will not deduct the fee from any portfolio before April 30, 2001. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the WRL Fund prospectus for more details.

 (9) WRL Investment Management, Inc. ("WRL Management"), the investment adviser of the WRL Fund, has undertaken, until at least April 30, 2001, to pay expenses on behalf of the portfolios of the WRL Fund, to the extent normal total operating expenses of a portfolio exceed a stated percentage of the WRL portfolio's average daily net assets. The expense limit amount reimbursed by WRL Management (if applicable) and the expense ratio without the reimbursement are listed below for each portfolio:




                                                      Expense     Reimbursement               Expense Ratio
                                                       Limit          Amount              Without Reimbursement
  WRL VKAM Emerging Growth .......................     1.00%           N/A                           N/A
  WRL T. Rowe Price Small Cap ....................     1.00%          63,542                       2.46%
  WRL Goldman Sachs Small Cap ....................     1.00%          60,555                       5.57%
  WRL Pilgrim Baxter Mid Cap Growth ..............     1.00%          34,986                       1.40%
  WRL Alger Aggressive Growth ....................     1.00%           N/A                           N/A
  WRL Third Avenue Value .........................     1.00%          10,734                       1.06%
  WRL Value Line Aggressive Growth ...............     1.00%           N/A                           N/A
  WRL GE International Equity ....................     1.20%         112,088                       1.84%
  WRL Janus Global ...............................     1.00%           N/A                           N/A
  WRL Great Companies -- Technology(SM) ..........     1.00%           N/A                           N/A
  WRL Janus Growth ...............................     1.00%           N/A                           N/A
  WRL Goldman Sachs Growth .......................     1.00%          49,677                       2.68%
  WRL GE U.S. Equity .............................     1.00%           N/A                           N/A
  WRL Great Companies -- America(SM) .............     1.00%           N/A                           N/A
  WRL Salomon All Cap ............................     1.00%          53,174                       2.87%
  WRL C.A.S.E. Growth ............................     1.00%           N/A                           N/A
  WRL Dreyfus Mid Cap ............................     1.00%          34,541                       4.89%
  WRL NWQ Value Equity ...........................     1.00%           N/A                           N/A
  WRL T. Rowe Price Dividend Growth ..............     1.00%          46,989                       2.35%
  WRL Dean Asset Allocation ......................     1.00%           N/A                           N/A
  WRL LKCM Strategic Total Return ................     1.00%           N/A                           N/A
  WRL J.P. Morgan Real Estate Securities .........     1.00%          51,924                       2.69%
  WRL Federated Growth & Income ..................     1.00%           N/A                           N/A
  WRL AEGON Balanced .............................     1.00%           N/A                           N/A
  WRL AEGON Bond .................................     0.70%           N/A                           N/A
  WRL J.P. Morgan Money Market ...................     0.70%           N/A                           N/A



(10) Because these portfolios commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are annualized.
(11) Because these portfolios commenced operations on May 1, 2000, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.
(12) WRL Management currently waives 0.025% of its advisory fee on portfolio average daily net assets over $2 billion (net fee -- 0.775%.) This waiver is voluntary and will be terminated on June 25, 2000.
(13) WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee -- 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver is voluntary and will be terminated on June 25, 2000.
(14) Service Class 2 expenses are based on estimated expenses for the year
     2000.
(15) The 12b-1 fee is imposed to enable the Variable Insurance Products Fund
     (VIP), Variable Insurance Products Fund II (VIP II), and Variable Insurance Products Fund III (VIP III) (the "Fidelity VIP Funds") to recover certain sales and shareholder servicing expenses. Over time, the total amount of 12b-1 fees will increase the cost of the investment, and may cost more than paying other types of sales charges.
(16) The fee table reflects estimated 2000 expenses because the expense limit for this portfolio will be reduced from 1.50% to 1.20% effective May 1, 2000.


     After the maturity date, if you elect a variable payment option, we will charge a daily separate account annuitization charge equal to an annual rate of 1.40% of the daily net asset values in the subaccounts in place of the mortality and expense risk and administrative charges. If you select the Guaranteed Minimum Income Benefit Rider, and you choose to annuitize under the Rider, the daily separate account annuitization charge will equal 2.50% of the daily net asset values in the subaccounts.

EXAMPLES


     You would pay the following expenses on a $1,000 investment assuming a hypothetical 5% annual return on assets, assuming the entire $1,000 is invested in the subaccount listed, and assuming the Guaranteed Minimum Income Benefit Rider has been selected and assuming the Premium Enhancement has not been added.


     The expense examples reflect mortality and expense risk and administrative charges totaling 1.80% of subaccount value (assuming that the compounding minimum death benefit has been added), the $30 annual Contract charge, plus the Guaranteed Minimum Income Benefit Rider charge of 0.30% of minimum annuitization value (MAV). In the examples, the annual Contract charge of $30 and the Guaranteed Minimum Income Benefit Rider charge of 0.30% are charged at the end of every Contract year.





                                                                        IF YOU SURRENDER THE
                                                                     CONTRACT AT THE END OF THE
  SUBACCOUNTS                                                          APPLICABLE TIME PERIOD
                                                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                               -------- --------- --------- ----------
WRL VKAM Emerging Growth                                       $113         182       233        366
WRL T. Rowe Price Small Cap                                     114         185       239        377
WRL Goldman Sachs Small Cap                                     114         185       239        377
WRL Pilgrim Baxter Mid Cap Growth                               114         185       239        377
WRL Alger Aggressive Growth                                     113         182       234        367
WRL Third Avenue Value                                          114         185       239        377
WRL Value Line Aggressive Growth                                114         185       239        377
WRL GE International Equity                                     116         191       249        396
WRL Janus Global                                                114         183       236        370
WRL Great Companies -- Technology(SM)                           114         185       239        377
WRL Janus Growth                                                113         181       232        364
WRL Goldman Sachs Growth                                        114         185       239        377
WRL GE U.S. Equity                                              114         183       236        371
WRL Great Companies -- America(SM)                              114         185       239        377
WRL Salomon All Cap                                             114         185       239        377
WRL C.A.S.E. Growth                                             114         185       239        377
WRL Dreyfus Mid Cap                                             114         185       239        377
WRL NWQ Value Equity                                            113         183       235        368
WRL T. Rowe Price Dividend Growth                               114         185       239        377
WRL Dean Asset Allocation                                       113         182       233        366
WRL LKCM Strategic Total Return                                 113         181       233        365
WRL J.P. Morgan Real Estate Securities                          114         185       239        377
WRL Federated Growth & Income                                   113         182       234        367
WRL AEGON Balanced                                              113         182       234        367
WRL AEGON Bond                                                  110         172       217        334
WRL J.P. Morgan Money Market                                    109         169       212        325
Fidelity VIP Equity-Income Portfolio --
 Service Class 2                                                113         180       231        362
Fidelity VIP II Contrafund/registered trademark/ Portfolio --
 Service Class 2                                                114         184       237        373
Fidelity VIP III Growth Opportunities Portfolio --
 Service Class 2                                                114         184       237        374



                                                                    IF YOU ANNUITIZE* OR REMAIN
                                                                  INVESTED IN THE CONTRACT AT THE
                                                                 END OF THE APPLICABLE TIME PERIOD
                                                                   OR IF YOU DO NOT SURRENDER OR
  SUBACCOUNTS                                                       ANNUITIZE UNDER THE CONTRACT
                                                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                               -------- --------- --------- ---------
WRL VKAM Emerging Growth                                           33   102           173        366
WRL T. Rowe Price Small Cap                                        34   105           179        377
WRL Goldman Sachs Small Cap                                        34   105           179        377
WRL Pilgrim Baxter Mid Cap Growth                                  34   105           179        377
WRL Alger Aggressive Growth                                        33   102           174        367
WRL Third Avenue Value                                             34   105           179        377
WRL Value Line Aggressive Growth                                   34   105           179        377
WRL GE International Equity                                        36   111           189        396
WRL Janus Global                                                   34   103           176        370
WRL Great Companies -- Technology(SM)                              34   105           179        377
WRL Janus Growth                                                   33   101           172        364
WRL Goldman Sachs Growth                                           34   105           179        377
WRL GE U.S. Equity                                                 34   103           176        371
WRL Great Companies -- America(SM)                                 34   105           179        377
WRL Salomon All Cap                                                34   105           179        377
WRL C.A.S.E. Growth                                                34   105           179        377
WRL Dreyfus Mid Cap                                                34   105           179        377
WRL NWQ Value Equity                                               33   103           175        368
WRL T. Rowe Price Dividend Growth                                  34   105           179        377
WRL Dean Asset Allocation                                          33   102           173        366
WRL LKCM Strategic Total Return                                    33   101           173        365
WRL J.P. Morgan Real Estate Securities                             34   105           179        377
WRL Federated Growth & Income                                      33   102           174        367
WRL AEGON Balanced                                                 33   102           174        367
WRL AEGON Bond                                                     30    92           157        334
WRL J.P. Morgan Money Market                                       29    89           152        325
Fidelity VIP Equity-Income Portfolio --
 Service Class 2                                                   33   100           171        362
Fidelity VIP II Contrafund/registered trademark/ Portfolio --
 Service Class 2                                                   34   104           177        373
Fidelity VIP III Growth Opportunities Portfolio --
 Service Class 2                                                   34   104           177        374



* You cannot annuitize your Contract before your Contract's fifth anniversary.

     The fee table and examples above will help you understand the costs of investing in the subaccounts. The fee table and examples reflect 1999 expenses (except as noted in the footnotes) of the portfolios and the subaccount fees and charges, but do not reflect premium taxes which may range up to 3.50%, depending on the jurisdiction.


     THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLES.


     The examples above assume that no transfer charges have been assessed. In addition, the $30 annual Contract charge is reflected as a charge of 0.30%, based on an annuity value of $10,000. The Guaranteed Minimum Income Benefit Rider charge has been calculated assuming a Rider charge of 0.30% of MAV and assuming an MAV annual growth rate of 6%.



     FINANCIAL INFORMATION. There is no financial history of the subaccounts in this prospectus because the subaccounts have not commenced operations as of the date of this prospectus. We will determine separate sets of accumulation unit values that reflect the cost of the standard death benefit (total separate account annual expenses of 1.65%) and the compounding minimum death benefit (total separate account annual expenses of 1.80%).


1. THE ANNUITY CONTRACT


THE CONTRACT


     This prospectus describes the WRL Freedom Enhancer(SM) Variable Annuity Contract offered by Western Reserve.



     An annuity is a contract between you, the owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay the annuitant an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 page 16.) Until the maturity date, your annuity is in the accumulation period and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.


     The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.


     It is a "flexible payment" Contract because after you purchase it, you can generally make additional investments of $50 or more at any time, until the maturity date. But you are not required to make any additional investments.



     The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon the investment performance of your investment choices during the income phase.



     The Contract also contains a fixed account. Unless otherwise required by state law, we will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.


     The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.


OTHER CONTRACTS



     We offer other variable annuity contracts which also invest in the same portfolios of the funds. These contracts may have different charges that could affect subaccount performance and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent, or call us at 1-800-851-9777.



2. ANNUITY PAYMENTS (THE INCOME PHASE)



     You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the annuitant's 95th birthday. The maturity date may be earlier for qualified Contracts.


     ELECTION OF ANNUITY PAYMENT OPTION. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see page 16) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.



     If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.


     Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a joint annuitant at any time before the maturity date, so long as we agree. If you do not choose an annuitant, we will consider you to be the annuitant.

     If you have added the Guaranteed Minimum Income Benefit Rider to your Contract and choose to annuitize under the Rider, then you must select one of the annuity payment options contained in the Rider.



     SUPPLEMENTAL CONTRACT. Once you annuitize and if you have selected a fixed annuity payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.



ANNUITY PAYMENT OPTIONS UNDER THE CONTRACT



     The Contract provides five annuity payment options that are described below. You may choose any annuity payment option under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.


     We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.


     FIXED ANNUITY PAYMENTS. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:


     o   The amount of the annuity proceeds on the maturity date;
     o The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and
     o   The specific payment option you choose.



     VARIABLE ANNUITY PAYMENTS WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract's assumed investment return of 5% at all times, then the amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the daily separate account annuitization charge equal to an annual rate of 1.40% of subaccount assets) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

     The annuity payment options are explained below. Options A, B, and C are fixed only. Options D and E are variable only. Some of these options may not be available in all states.


FIXED ANNUITY PAYMENT OPTIONS



     Payment Option A -- Fixed Installments. We will pay the annuity in equal payments over a fixed period of 5, 10, 15, or 20 years or any other fixed period acceptable to Western Reserve.


     Payment Option B -- Life Income: Fixed Payments.


     o No Period Certain -- We will make level payments only during the annuitant's lifetime; or
     o 10 or 20 Years Certain -- We will make level payments for the longer of the annuitant's lifetime or 10 or 20 years; or
     o Guaranteed Return of Annuity Proceeds -- We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.



     Payment Option C -- Joint and Survivor Life Income: Fixed Payments. We will make level payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.


VARIABLE ANNUITY PAYMENT OPTIONS


     Payment Option D -- Variable Life Income. The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:



     o No Period Certain -- We will make variable payments only during the annuitant's lifetime; or
     o 10 Years Certain -- We will make variable payments for the longer of the annuitant's lifetime or 10 years.



     Payment Option E -- Variable Joint and Survivor Life Income. We will make variable payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.



     Other annuity payment options may be arranged by agreement with us.


NOTE CAREFULLY: The death benefit payable after the maturity date will be affected by the annuity option you choose.


     If:


     o you choose Life Income with No Period Certain or a Joint and Survivor Life Income (fixed or variable); and
     o the annuitant(s) dies, for example, before the due date of the second annuity payment;

     Then:


     o   we may make only one annuity payment.


     If:


     o you choose Fixed Installments, Life Income with 10 or 20 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and
     o the person receiving payments dies prior to the end of the guaranteed period;


     Then:


     o the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.



     We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant's address of record. The annuitant is responsible to keep Western Reserve informed of the annuitant's current address of record.



GUARANTEED MINIMUM INCOME BENEFIT RIDER (THE "RIDER")



     The Rider assures you of a minimum level of income in the future by guaranteeing a "minimum annuitization value" after a waiting period (currently, 10 years) from the date of purchasing or upgrading the Rider. By electing this Rider, you are guaranteed a future minimum level of income under the Rider's variable payment options based on the minimum annuitization value, regardless of the performance of the underlying investment portfolios.


     To purchase the Rider, you must elect it at issue or within 30 days after any Contract anniversary. The Rider will be added to the Contract on the Contract date or the Contract anniversary date. In addition, so long as the waiting period is 10 years, you must purchase the Rider as of a Contract anniversary before your 85th birthday. If we increase the length of the waiting period, you would have to purchase the Rider on an earlier date. We will notify you of any change in the length of the waiting period within 30 days of the change.


     MINIMUM ANNUITIZATION VALUE. If you purchase the Rider at issue, the minimum annuitization value is:



     o the initial annuity value (including any Premium Enhancement credited with the initial premium payment only) on the date the Rider is issued, plus
     o any additional premiums paid after the Rider is issued (not including any Premium Enhancements), minus
     o an adjustment for any partial surrenders made after the date the Rider is issued,

     o  accumulated at the annual growth rate.

     If you purchase the Rider at a future Contract anniversary date, the minimum annuitization value would be:


     o the annuity value (including any Premium Enhancements credited with the initial and subsequent premium payments) on the date the Rider is issued, plus

     o any additional premiums paid after the Rider is issued (not including any Premium Enhancements), minus
     o an adjustment for any partial surrenders made after the date the Rider is issued,
     o   accumulated at the annual growth rate.


     Any premium taxes will also be deducted.

     The annual growth rate is currently 6% per year. For Contracts issued in a few states, this rate will be less than 6%. We may, at our discretion, change the rate in the future for new riders, but the rate will never be less than 3% per year. Once the Rider is added to your Contract, the annual growth rate, the Rider charge, the Rider charge waiver threshold, the separate account annuitization charge and the waiting period before you can annuitize under the Rider will not change unless you upgrade the Rider. Partial surrenders may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.


     The minimum annuitization value is used to calculate the annuity payments and charges under the Rider and adjustments to partial surrenders. This value does not establish or guarantee an annuity value or guarantee performance of any subaccount. IF YOU CHOOSE TO ANNUITIZE UNDER THE RIDER, WE WILL USE YOUR MINIMUM ANNUITIZATION VALUE (LESS ANY OUTSTANDING LOAN AMOUNT AND ANY LOAN INTEREST YOU OWE) -- NOT YOUR CURRENT ANNUITY VALUE EVEN IF IT IS GREATER -- TO DETERMINE THE AMOUNT OF YOUR VARIABLE ANNUITY PAYMENTS UNDER THE RIDER. The minimum annuitization value may not be used to annuitize with any of the annuity payment options under the Contract.


     ANNUITY PAYMENT OPTIONS UNDER THE RIDER. The only payment options available under the Rider are the following variable annuity options:


     o Life Income -- An election may be made for "No Period Certain" or "10 Years Certain." Payments will be made as long as the annuitant is living. In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
     o  Joint and Full Survivor -- An election may be made for "No
        Period Certain" or "10 Years Certain." Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

     Both before and after you annuitize under the Rider, you may transfer values from one subaccount to another. After the maturity date, no transfers may be made to or from the fixed account. There are no limitations on transfers among the subaccounts after you annuitize under the Rider.

     MINIMUM ANNUITIZATION VALUE UPGRADE. With a 10 year waiting period, you can elect, in writing, to upgrade the minimum annuitization value to the current annuity value within 30 days after any Contract anniversary before your 85th birthday (earlier if required by your state). For your convenience, we will put the last date to upgrade on page one of the Rider.


     If you elect to upgrade, the current Rider will terminate, we will assess the Rider charge, and a new rider will be issued. The new rider will have a new rider date, a new waiting period before you can annuitize under the rider, and new guaranteed benefits and charges. The benefits and charges under the new rider may not be as advantageous as the previous Rider's benefits and charges prior to upgrading.


     It generally will not be to your advantage to upgrade unless your annuity value exceeds your minimum annuitization value on the applicable Contract anniversary.


     CONDITIONS TO ANNUITIZE UNDER THE RIDER. You can only annuitize under the Rider within 30 days after the end of the waiting period (currently the tenth Contract anniversary after you select the Rider) or on a later Contract anniversary. In the case of an upgrade of the minimum annuitization value, you can only annuitize at the end of the new rider's waiting period (currently the tenth Contract anniversary following the upgrade) or on a later Contract anniversary. We may, at our discretion, change the waiting period in the future if you choose to upgrade the minimum annuitization value, or for new issues of the Rider. You cannot, however, annuitize under the Rider after the 30-day period following the Contract anniversary after your 94th birthday (earlier if required by your state). For your convenience, we will put the first and last date to annuitize using the Rider on page one of the Rider.



     NOTE CAREFULLY -- You may only annuitize under the Rider at the times indicated above.



     GUARANTEED MINIMUM INCOME BENEFIT RIDER. We guarantee that future annuity payments under the Rider to be never less than the initial variable annuity payment. See the SAI for information concerning the calculation of the initial variable annuity payment. We will also "stabilize" the payments (hold them constant) during each Contract year.


     During the first Contract year after you annuitize under the Rider, each payment will equal the initial payment. On each Contract anniversary thereafter, the variable annuity payment will increase or decrease (but never below the initial payment) depending on the performance of the subaccounts you selected, and then be held constant at that amount for that Contract year. The payments starting on each Contract anniversary will equal the greater of the initial variable annuity payment or the payment that can be supported by the number of annuity units in the subaccounts on the Contract anniversary. We will calculate each subsequent payment using a 5% assumed investment return. The portfolio in which you are invested must grow at a rate greater than the 5% assumed investment return, plus the separate account annuitization charge of 2.50%, in order to increase the dollar amount of variable annuity payments. See the SAI for additional information concerning how payments are determined under the Rider.

     RIDER CHARGE. Prior to annuitization, a Rider charge, currently 0.30% annually of the minimum annuitization value, is deducted from the annuity value on each Contract anniversary and if you surrender the Contract. We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of annuity value in each account.



     We will waive the Rider charge on any Contract anniversary if the annuity value exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. For instance, if your annuity value on the seventh Contract anniversary is $100,000, your minimum annuitization value is $45,000 and the Rider charge waiver threshold is 2.0, we will waive the Rider charge on that anniversary because $100,000 is greater than $90,000 ($45,000 x 2.0). We may, at our discretion, change the Rider charge waiver threshold in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 2.5 times the minimum annuitization value.



     SEPARATE ACCOUNT ANNUITIZATION CHARGE. If you annuitize under the Rider, a daily separate account annuitization charge, equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, is reflected in the amount of the variable payments you receive. We may change the separate account annuitization charge in the future, if you choose to upgrade the minimum annuitization value or for future issues of the Rider, but it will never be greater than 3.50%. The separate account annuitization charge is deducted in place of the Contract's mortality and expense risk charge and the administrative charge.


     TERMINATION. The Rider is irrevocable. You have the option not to annuitize under the Rider but we will not refund any charges you have paid and you will not be able to use the minimum annuitization value. The Rider will terminate upon the earliest of the following:



     o   annuitization (once the guaranteed minimum payments begin);
     o the date you elect to upgrade (although a new irrevocable rider will be issued);
     o   the date your Contract terminates;
     o 30 days following the Contract anniversary after your 94th birthday (earlier if required by your state); or
     o the date you change the annuitant (although a new irrevocable rider will be issued).



     THE RIDER DOES NOT ESTABLISH OR GUARANTEE ANNUITY VALUE OR GUARANTEE PERFORMANCE OF ANY SUBACCOUNT. Because the Rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by application of the annuity value at the Contract's applicable annuity factors. Therefore, the Rider should be regarded as a safety net. The costs of annuitizing under the Rider include the separate account annuitization charge, and also the lower levels inherent in the annuity tables used for the minimum payouts. These costs should be balanced against the benefits of a minimum payout level.

     The Rider may vary by state and is not available in all states.


3. PURCHASE

CONTRACT ISSUE REQUIREMENTS


     We will issue a Contract IF:


     o   we receive information we need to issue the Contract;
     o   we receive a minimum initial premium payment; and
     o   the annuitant is age 80 or younger.


PREMIUM PAYMENTS


     You should make checks or drafts for premium payments payable only to "Western Reserve Life" and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.


INITIAL PREMIUM REQUIREMENTS


     The initial premium payment for nonqualified Contracts must be at least $10,000. However, you may make a minimum initial premium payment of $1,000, rather than $10,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs the minimum initial premium payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial premium payment is $50.



     We will credit your initial premium payment to your Contract within two business days after the day we receive it at our administrative office and your complete Contract information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you tell us to keep it. We will credit your initial premium payment as soon as we receive all necessary application information.



     The date on which we credit your initial premium payment to your Contract is the Contract date. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.


     If you wish to make payments by bank wire, you should instruct your bank to wire federal funds as follows:
                          All First Bank of Baltimore
                          ABA #: 052000113
                          For credit to: Western Reserve Life
                          Account #: 89539600
                          Owner's Name:
                          Contract Number:
                          Attention: Annuity Accounting


     We may reject any application or premium payments for any reason permitted by law.

ADDITIONAL PREMIUM PAYMENTS


     You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept premium payments by bank wire or check. Additional premium payments must be at least $50 ($100 monthly in the case of nonqualified Contracts with a $1,000 initial premium payment and $1,000 if by wire). We will credit any additional premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our Administrative Office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your premium payments after the close of our business day, we will calculate and credit them as of the close of the next business day.



MAXIMUM ANNUAL PREMIUM PAYMENTS


     We allow premium payments up to a total of $1,000,000 in any Contract year without prior approval.


PREMIUM ENHANCEMENT



     We will add an amount we call a Premium Enhancement (currently equal to 4.5% of the initial premium payment) to the annuity value on the Contract date. The amount of the Premium Enhancement is not considered a premium payment. We will also credit a Premium Enhancement of 4.5% (this percentage could vary based on state laws) on subsequent premium payments, although we reserve the right, at our sole discretion, to change the rate of the Premium Enhancement or to discontinue crediting Premium Enhancements in the future. Any Premium Enhancement we credit will never be more than 8%. We will establish the rate, at our sole discretion, for each future Premium Enhancement. Rates may vary based on the annuitant's age and the Contract year at the time the premium payment is made. The amount of future Premium Enhancements may be reduced by the amount of future partial surrenders. If we change the rate or amount of the Premium Enhancement or if we eliminate the Premium Enhancement, we will send you notice in advance. In addition, we will send you a confirmation that will state the amount of any Premium Enhancement that was credited to your annuity value.


     If you cancel your Contract during the Right to Cancel Period, we will deduct the Premium Enhancement from your refund. See Right to Cancel Period page 26. The death benefit may be reduced by the amount of any Premium Enhancements credited to the annuity value during the 12 months before the death report day. See Death Benefit page 50. We will also reduce any partial or complete surrenders taken under the nursing home waiver or the terminal condition waiver by the amount of any Premium Enhancements credited to the annuity value during the 12 months before the surrender. See Surrender Charge page 35.


     We expect to use a portion of the mortality and expense risk charge and/or the surrender charge to pay the Premium Enhancement.


     In certain unusual circumstances, you might be worse off because of the Premium Enhancement. This could happen if we recapture the dollar amount of the Premium

Enhancement and the overall investment performance of your Contract was negative. The expenses for this Contract may be higher than the expenses for a contract without any Premium Enhancements.



     EXAMPLES. The following examples illustrate how a 4.5% credit works.



     SUPPOSE YOU INVEST $10,000 IN A CONTRACT. WE IMMEDIATELY CREDIT AN ADDITIONAL 4.5% OR $450, SO YOUR ANNUITY VALUE BEGINS AT $10,450. Assume that in six months the annuity value increases by 5%, so it is $10,972.50 (($10,450 x 0.05 = $522.50) ($522.50 + $10,450 = $10,972.50)). At that point in time, the death benefit would be $10,522.50 ($10,972.50 less the $450 credit). Note that although the credit is not included in the death benefit, the $22.50 of earnings on the credit is included. The cash value would be $10,972.50 minus the surrender charge of 8%, minus other applicable deductions. ASSUME THAT AT THE END OF TWELVE MONTHS, THE ANNUITY VALUE HAS INCREASED BY 10% SO IT IS $11,495 (($10,450 x 0.10 = $1,045) ($1,045 + $10,450 = 11,495)). The death benefit at that time would be the full annuity value of $11,495 and the cash value would be $11,495 minus the surrender charge of 8% and other applicable deductions.


     A DECREASE IN VALUE WORKS IN A SIMILAR MANNER. AGAIN SUPPOSE YOU INVEST $10,000 AND WE CREDIT A 4.5%, OR $450 CREDIT, AND THE ANNUITY VALUE DECREASES 5% TO $9,950 ($10,450 MINUS $500). Your death benefit in six months time would be $10,000 since it is never less than your premium payments, less any partial surrenders and premium taxes. Your cash value would be $9,950 minus the surrender charge of 8% and other applicable deductions.



     IN THE CASE OF MULTIPLE PREMIUM PAYMENTS, FOR PURPOSES OF THE CREDIT, THE MOST RECENT PREMIUM PAYMENT IS DEEMED TO BE WITHDRAWN FIRST. SUPPOSE YOU MAKE A $10,000 PREMIUM PAYMENT IN JUNE 2000 (GETTING A $450 CREDIT) AND A $20,000 PREMIUM PAYMENT IN DECEMBER 2000 (GETTING A $900 CREDIT). If you die in August 2001 (more than 12 months after the June 2000 premiuum payment, but less than 12 months after the December 2000 premium payment), the $900 credit for the December premium payment has not vested (since it is less than 12 months old) so the full $900 is deducted in calculating the death benefit. However, the death benefit would include any earnings/loss attributable to that credit. The $450 credit for the June payment is over 12 months old so it (and any earnings/loss on it) is included in the death benefit.


ALLOCATION OF PREMIUM PAYMENTS



     On the Contract date, we will allocate your premium payment (plus the Premium Enhancement) to the investment choices you selected on your application, or we will place your premium payment(s) in the reallocation account until the reallocation date. Your allocation must be in whole percentages which must total 100%. We will allocate additional premium payments (plus Premium Enhancements, if any) as you selected on your application, unless you request a different allocation.


     Unless otherwise required by state law, we will limit allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

     You may change allocations for future additional premium payments by writing or telephoning the administrative office, subject to the limitations described under Telephone or Fax Transactions on page 28. The allocation change will apply to premium payments received after the date we receive the change request. In the future we may charge a fee of $25 for each change in allocation that you make, if you make more than one change in a Contract quarter.


     YOU SHOULD REVIEW PERIODICALLY HOW YOUR PAYMENTS ARE DIVIDED AMONG THE SUBACCOUNTS BECAUSE MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES MAY CHANGE.



RIGHT TO CANCEL PERIOD



     You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received (less any Premium Enhancement) plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. The refund will not include any Premium Enhancements we credited to your annuity value. You will keep any gains, and bear any losses, on amounts (including any Premium Enhancements) that you invested in the subaccounts. We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.


     If your state requires us to return your initial premium in the event you exercise your right to cancel, we will allocate the initial premium on the Contract date to the reallocation account until the reallocation date shown on your Contract schedule page. While held in the reallocation account, your premium will be credited with gains and losses of the WRL J.P. Morgan Money Market subaccount. The premium will remain in the reallocation account for the number of days in your state's right to cancel period plus five days. Please contact your agent for details concerning the right to cancel period for your state.



     On the first valuation date on or after the reallocation date, we will reallocate all annuity value (including the Premium Enhancement) from the reallocation account to the fixed account and/or subaccounts you selected on your application.



     For states which do not require a full refund of the initial premium, the reallocation date is the same as the Contract date, and we will allocate your initial premium on the Contract date to the fixed account and/or subaccounts in accordance with the instructions you gave us on your application.



ANNUITY VALUE


     You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each valuation date and ends at the close of business on the next valuation date. A valuation date is any day the NYSE is open. Our business day closes at the close of normal trading on the NYSE, usually 4:00 p.m. Eastern time. We observe the same holidays as the NYSE.



ACCUMULATION UNITS



     We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation date. If you partially surrender or transfer out of a subaccount, or if we assess a transfer charge, annual Contract charge, any surrender charge or Guaranteed Minimum Income Benefit Rider charge, or a change in allocation fee, we subtract accumulation units from the subaccounts using the same method.



     Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.



     We will determine separate sets of accumulation unit values that reflect the cost of the standard death benefit and the compounding minimum death benefit.



4. INVESTMENT CHOICES


THE SEPARATE ACCOUNT



     The separate account currently consists of 29 subaccounts.

     The Funds. Each subaccount invests exclusively in one portfolio of a fund. The portfolios and their adviser or sub-adviser are listed below.



 PORTFOLIO                                                                        SUB-ADVISER
 WRL VKAM EMERGING GROWTH                                                         Van Kampen Asset Management Inc.
 WRL T. ROWE PRICE SMALL CAP                                                      T. Rowe Price Associates, Inc.
 WRL GOLDMAN SACHS SMALL CAP                                                      Goldman Sachs Asset Management
 WRL PILGRIM BAXTER MID CAP GROWTH                                                Pilgrim Baxter & Associates, Ltd.
 WRL ALGER AGGRESSIVE GROWTH                                                      Fred Alger Management, Inc.
 WRL THIRD AVENUE VALUE                                                           EQSF Advisers, Inc.
 WRL VALUE LINE AGGRESSIVE GROWTH                                                 Value Line, Inc.
 WRL GE INTERNATIONAL EQUITY                                                      GE Asset Management Incorporated*
 WRL JANUS GLOBAL                                                                 Janus Capital Corporation
 WRL GREAT COMPANIES -- TECHNOLOGY(SM)                                            Great Companies, L.L.C.
 WRL JANUS GROWTH                                                                 Janus Capital Corporation
 WRL GOLDMAN SACHS GROWTH                                                         Goldman Sachs Asset Management
 WRL GE U.S. EQUITY                                                               GE Asset Management Incorporated
 WRL GREAT COMPANIES -- AMERICA(SM)                                               Great Companies, L.L.C.
 WRL SALOMON ALL CAP                                                              Salomon Brothers Asset Management Inc
 WRL C.A.S.E GROWTH                                                               C.A.S.E Management, Inc.
 WRL DREYFUS MID CAP                                                              The Dreyfus Corporation
 WRL NWQ VALUE EQUITY                                                             NWQ Investment Management Company, Inc.
 WRL T. ROWE PRICE DIVIDEND GROWTH                                                T. Rowe Price Associates, Inc.
 WRL DEAN ASSET ALLOCATION                                                        Dean Investment Associates
 WRL LKCM STRATEGIC TOTAL RETURN                                                  Luther King Capital Management Corporation
 WRL J.P. MORGAN REAL ESTATE SECURITIES                                           J.P. Morgan Investment Management Inc.
 WRL FEDERATED GROWTH & INCOME                                                    Federated Investment Counseling
 WRL AEGON BALANCED                                                               AEGON USA Investment Management, Inc.
 WRL AEGON BOND
 WRL J.P. MORGAN MONEY MARKET                                                     J.P. Morgan Investment Management Inc.
 PORTFOLIO                                                                        ADVISER
 FIDELITY VIP EQUITY-INCOME PORTFOLIO -- SERVICE CLASS 2                          Fidelity Management & Research Company
 FIDELITY VIP II CONTRAFUND/registered trademark/ PORTFOLIO -- SERVICE CLASS 2
 FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO --
  SERVICE CLASS 2



* Effective May 1, 2000, GE Asset Management Incorporated is the sole sub-adviser.


     The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to the portfolios offered by this prospectus.


     THERE IS NO ASSURANCE THAT A PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE(S). MORE DETAILED INFORMATION, INCLUDING AN EXPLANATION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE, MAY BE FOUND IN THE FUND PROSPECTUSES. YOU SHOULD READ THE FUND PROSPECTUSES CAREFULLY BEFORE YOU INVEST.

THE FIXED ACCOUNT



     Premium payments (and any Premium Enhancements) you allocate to, and amounts you transfer to, the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or 1940 Act. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relates to the fixed account.



     We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account current interest rates. We establish the interest rate, at our sole discretion, for each premium payment or transfer into the fixed account. Rates are guaranteed for at least one year.


     If you select the fixed account, your money will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.


     When you request a transfer or partial surrender from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial surrenders from the fixed account unless we consent.


     Unless otherwise required by state law, we will limit allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.


     The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.


TRANSFERS



     During the accumulation period, you or your agent/registered representative of record may make transfers from any subaccount. However, if you have elected the dollar cost averaging or asset rebalancing program, you may not make any transfers if you want to continue in any of these programs. A transfer would automatically cancel your participation in that program. We may also limit "substantive" transfers as discussed below.



     Transfers from the fixed account are allowed only once each Contract year. We must receive written notice within 30 days after a Contract anniversary. The amount that may be transferred is the greater of (1) 25% of the dollar amount in the fixed account, or (2) the amount you transferred out of the fixed account in the previous Contract year.

     During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year.

     The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not transfer any of their Contract value to the fixed account.


     Transfers may be made by telephone or fax, subject to limitations described under Telephone or Fax Transactions on page 31.


     If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.


     Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request, provided we receive your request at our administrative office before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.


     The Contract's transfer privilege is not intended to afford owners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can potentially disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from WRL J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations, or a series of movements between portfolios. We will not limit non-substantive transfers.


     We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.


DOLLAR COST AVERAGING PROGRAM

     Dollar cost averaging allows you to transfer systematically a specific amount each month from the fixed account, the WRL J.P. Morgan Money Market subaccount, the WRL AEGON Bond subaccount or any combination of these accounts, to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer at least $100 monthly. To qualify, a minimum of $5,000 must be in each subaccount from which we make transfers.


     There is no charge for this program. These transfers do count towards the 12 free transfers allowed during each Contract year.

     If you make dollar cost averaging transfers from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start dollar cost averaging.


     By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Dollar cost averaging does not guarantee a profit and it does not protect you from loss if market prices decline.



     We reserve the right to discontinue offering dollar cost averaging 30 days after we send notice to you. Dollar cost averaging is not available if you have elected the asset rebalancing program or you elect to participate in any asset allocation service provided by a third party.



ASSET REBALANCING PROGRAM



     During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program, you elect to participate in any asset allocation service provided by a third party, or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.



     To qualify for asset rebalancing, a minimum annuity value of $10,000 for an existing Contract, or a minimum initial premium payment of $10,000, for a new Contract, is required. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.



     There is no charge for this program. Each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.



     We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.


TELEPHONE OR FAX TRANSACTIONS


     You may make transfers, request partial surrenders and change the allocation of additional premium payments by telephone. Telephone partial surrenders are not allowed in the following situations:


     o  for qualified retirement accounts (except IRAs);
     o  if the amount you want to withdraw is greater than $50,000; or
     o if the address of record has been changed within the past 10 days.


     Upon instructions from you, the registered representative/agent of record for your Contract may also make telephone transfers or partial surrenders for you. If you do not want the ability to make transfers or partial surrenders by telephone, you should notify us in writing.

     You may make telephone transfers or request partial surrenders by calling our toll-free number: 1-800-851-9777. You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.



     Please use the following fax numbers for the following types of transactions:


     o to request a transfer, please fax your request to us at 727-299-1648. WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF YOU FAXED YOUR REQUEST TO A NUMBER OTHER THAN THIS FAX NUMBER; and

     o to request a partial withdrawal, please fax your request to us at 727-299-1620.


     We will not be responsible for transmittal problems which are not reported to us within five business days. Any reports must be accompanied by proof of the faxed transmittal.


     Telephone or fax requests must be received before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.



THIRD PARTY INVESTMENT SERVICES


     Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. Such independent third parties may or may not be appointed Western Reserve agents for the sale of Contracts.


     WESTERN RESERVE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH WESTERN RESERVE FOR THE SALE OF CONTRACTS. WESTERN RESERVE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.


     Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.


5. EXPENSES


     There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses below apply only during the accumulation period.

MORTALITY AND EXPENSE RISK CHARGE



     We charge a fee as compensation for bearing certain mortality and expense risks and Premium Enhancement expenses under the Contract. Examples of our risks include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net assets that you have invested in each subaccount. If you add the compounding minimum death benefit, the mortality and expense risk charge increases to 1.40%. This charge is deducted daily from the subaccounts during the accumulation period. During the income phase, if you elect a variable annuity option, we deduct a daily separate account annuitization charge from your subaccount assets, equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges. If you annuitize under the Guaranteed Minimum Income Benefit Rider, we charge a separate account annuitization charge, currently 2.50%, not to exceed 3.50%, in place of the mortality and expense risk and administrative charges.


     If this charge does not cover our actual mortality and expense risk costs and the Premium Enhancement expenses, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.



ADMINISTRATIVE CHARGE


     We deduct an annual administrative charge to cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.40% per year of the average daily net assets that you have invested in each subaccount. This charge is deducted from the subaccounts during the accumulation period.


GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGE


     Prior to annuitization, a Rider charge, currently 0.30% annually of the minimum annuitization value, is deducted on each Contract anniversary and on the termination date of the Rider (including Contract surrender and upgrades of minimum annuitization value). We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of annuity value in each account.



     We will waive the Rider charge on any Contract anniversary if the annuity value exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. For instance, if your annuity value on the seventh Contract anniversary is $100,000, your minimum annuitization value is $45,000 and the Rider charge waiver threshold is 2.0, we will waive the Rider charge on that anniversary because $100,000 is greater than $90,000 ($45,000 x 2.0). We may, at our discretion, change the Rider charge waiver threshold in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 2.5 times the minimum annuitization value.

SEPARATE ACCOUNT ANNUITIZATION CHARGE


     If you annuitize under the Rider, a daily separate account annuitization charge, equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, is reflected in the amount of the variable payments you receive. We may change the separate account annuitization charge in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 3.50%. The separate account annuitization charge is deducted in place of the Contract's mortality and expense risk charge and the administrative charge.


ANNUAL CONTRACT CHARGE


     We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary and at surrender. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct this charge to cover our costs of administering the Contracts. We currently waive this charge if either the annuity value, or the total premium payments, minus all partial surrenders (including any surrender charges), equals or exceeds $50,000 on the Contract anniversary for which the charge is payable.


TRANSFER CHARGE


     You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Dollar cost averaging and asset rebalancing transfers are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.


LOAN PROCESSING FEE


     If you take a Contract loan, we will impose a $30 loan processing fee. You have the option to either send us a $30 check for this fee or to have us deduct the $30 from the loan amount. This fee may not be applicable for all states. This fee covers loan processing and other expenses associated with establishing and administering the loan reserve. Only qualified Contracts can take Contract loans.


CHANGE IN ALLOCATION FEE


     You may change the allocation of future premium payments. The request for a change of allocations must be in a manner satisfactory to us. We reserve the right to charge a fee of $25 for each change of allocation in excess of one per Contract quarter. The allocation change will be effective on the date the request for a change is recorded by us.


PREMIUM TAXES



     Some states assess premium taxes on the premium payments you make. A premium tax is a regulatory tax that some states assess on the premium payments made into a contract. If we should have to pay any premium tax, we will deduct the tax from each premium payment or from the accumulation unit value as we incur the tax. We may deduct the total amount of premium taxes, if any, from the annuity value when:


     o   you elect to begin receiving annuity payments;
     o   you surrender the Contract;
     o   you request a partial surrender; or
     o   a death benefit is paid.


     As of the date of this prospectus, the following states assess a premium tax on all initial and subsequent premium payments:




          STATE        QUALIFIED CONTRACTS     NONQUALIFIED CONTRACTS
  South Dakota               0.00%                     1.25%
  Wyoming                    0.00%                     1.00%



     As of the date of this prospectus, the following states assess a premium tax against the accumulation unit value if you choose an annuity payment option instead of receiving a lump sum distribution:




          STATE         QUALIFIED CONTRACTS     NONQUALIFIED CONTRACTS
  California                  0.50%                     2.35%
  Kentucky                    2.00%                     2.00%
  Maine                       0.00%                     2.00%
  Nevada                      0.00%                     3.50%
  West Virginia               1.00%                     1.00%



FEDERAL, STATE AND LOCAL TAXES



     We may in the future deduct charges from the Contract for any taxes we incur because of the Contract. However, no deductions are being made at the present time.


SURRENDER CHARGE



     During the accumulation period, you may surrender part or all of the annuity value. We impose a surrender charge to help us recover sales expenses, including broker-dealer compensation, printing, sales literature and advertising costs and Premium Enhancement expenses. We expect to profit from this charge. We deduct this charge from your annuity value at the time you request the partial or complete surrender.


     Unless we consent otherwise, the minimum amount available each time you request a partial surrender is $500.



     If you take a partial surrender or if you surrender your Contract completely, we will deduct a surrender charge of up to 8.0% of premium payments surrendered within nine years after we receive a premium payment. We calculate the surrender charge on the full amount we must withdraw from your annuity value in order to pay the surrender amount, including the surrender charge. To calculate surrender charges, we treat surrenders as coming first from the oldest premium payment, then the next oldest and so forth.



     The following schedule shows the surrender charges that apply during the nine years following each premium payment:


    NUMBER OF MONTHS SINCE      SURRENDER
     PREMIUM PAYMENT DATE        CHARGE
         12 or less                8%
        13 through 24              8%
        25 through 36              8%
        37 through 48              7%
        49 through 60              6%
        61 through 72              5%
        73 through 84              4%
        85 through 96              3%
       97 through 108              2%
         109 or more               0%

     Keep in mind that partial and complete surrenders may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, partial and complete surrenders are considered to come from earnings first.


     There are two ways that you may make a partial surrender and we will not deduct the full surrender charge:



     1. Partial Surrenders Up to the Free Amount. During any Contract year, you may request a partial surrender and we will not impose a surrender charge on any amount up to the maximum free amount. However, if you later completely surrender your Contract while surrender charges still apply, we will deduct from your annuity value the charge we would have deducted if there had been no free amount (this does not apply to New Jersey residents). For the first partial surrender under the Contract, the maximum free amount you can partially surrender without a surrender charge is the greater of (A) earnings in the Contract minus any Premium Enhancements, or (B) 10% of the annuity value. For all subsequent partial surrenders, the maximum free amount you can partially surrender without a surrender charge is (A) or (B), adjusted to reflect prior partial surrenders, according to the following formula:



(A) is calculated as:

       (i) the annuity value on the date of the partial surrender; plus
      (ii) the net amount of any previous partial surrenders; minus

     (iii) the total of all premiums you have paid; minus
      (iv) the total of any Premium Enhancement amounts; minus
       (v) any amounts previously surrendered under (A).

and


(B) is equal to:

       (i) 10% of the annuity value on the date of the partial surrender; minus
      (ii) any amounts you partially surrendered during the Contract year in which the partial surrender was requested.

     If the partial surrender is less than the value of (A), the partial surrender will be taken completely from (A). If the partial surrender is in excess of (A), but less than the value of (B), the partial surrender will be taken first from (A), with the excess taken from (B). If (A) is ever less than or equal to zero, the partial surrender will be taken entirely from (B).

     For example, assume that you make a $100,000 premium payment to your Contract at issue, receive a Premium Enhancement of $4,500, and make no more premium payments. Also assume at the end of the 13th Contract month there is an annuity value of $120,000 before a partial surrender of $15,500 is taken out surrender charge free (the greater of $15,500 under (A) ($120,000 - $100,000 - $4,500), or $12,000 under (B) ($120,000 x 10%)).

     If, at the end of the 19th Contract month, there is an annuity value of $106,000 before a partial surrender of $20,000 is taken out, the surrender charge on this partial surrender will be calculated as follows:

      (A)(i) $106,000 is the annuity value on the date of the partial surrender; and is added to
      (A)(ii) $15,500 is the net amount of the partial surrender that occurred in the 13th month; minus
      (A)(iii) $100,000 is the total of all premiums paid; minus
      (A)(iv)  $4,500 is the total of any Premium Enhancement amounts; minus

      (A)(v) $15,500 is the total of any growth in the Contract previously surrendered.

     The total for (A) is: $106,000 + $15,500 - $100,000 - $4,500 - $15,500 =
$1,500


OR
      (B)(i)   $10,600 is 10% of the annuity value; minus
      (B)(ii)  $15,500.

     The total for (B) is: $10,600 - $15,500 = $-4,900.

     The maximum amount of this partial surrender available without a surrender charge is $1,500 (A).


     The portion of this partial surrender which is subject to a surrender charge is $20,000 - $1,500 = $18,500.

     The surrender charge is calculated on the amount that must be surrendered ($20,108.70) in order to leave $18,500 after the 8% surrender charge is applied. The surrender charge is: $20,108.70 x .08 = $1,608.70. Subtracting $1,608.70 from $20,108.70 leaves $18,500, which is the amount you will receive after the 8% surrender charge has been taken.


     To sum up: The total amount we will deduct from your annuity value so that you receive $20,000 is $21,608.70. That is calculated as: $1,500 (free amount) + $18,500 (amount after surrender charge has been taken) + $1,608.70 (surrender charge) = $21,608.70.



     2. Systematic Partial Surrenders. During any Contract year, you may make a systematic partial surrender on a monthly, quarterly, semi-annual or annual basis without a surrender charge. Systematic partial surrenders must be at least $50. The amount of the systematic partial surrender may not exceed 10% of the annuity value at the time the surrender is made, divided by the number of surrenders made per calendar year. We reserve the right to discontinue systematic partial surrenders if any surrender would reduce your annuity value below $10,000.



     You may elect to begin or discontinue systematic partial surrenders at any time. However, we must receive written notice at least 30 days prior to the date systematic partial surrenders are to be discontinued. (See Systematic Partial Surrenders on page 46.)



     Nursing Care Facility Waiver. If your Contract contains a nursing care facility waiver, we will waive the surrender charge, provided:


     o you (or any joint owner) have been confined to a nursing care facility for 30 consecutive days or longer;
     o  your confinement began after the Contract date; and
     o you provide us with satisfactory written evidence of your confinement, including dates, at the time you make each request for partial surrender or complete surrender.



     We will waive the surrender charge under the waiver only for partial and complete surrenders made during your confinement or within two months after your confinement ends. This waiver may not be available in all states.



     If you take a partial or complete surrender under the nursing care facility waiver, the amount of your surrender value will be reduced by the total Premium Enhancements we credited to your annuity value during the twelve months before the partial or complete surrender.


     Terminal Condition Waiver. If your Contract contains a terminal condition waiver, we will waive the surrender charge upon a complete or partial surrender, provided:



     o you (or any joint owner) is diagnosed with a terminal condition after the Contract date;

     o you (or any joint owner) provide a written statement acceptable to us and signed by a physician;


     o the written statement provides the physician's diagnosis and prognosis of your (or any joint owner's) non-correctable medical condition; and


     o the written statement says with reasonable medical certainty that the non-correctable medical condition will result in death within 12 months from the date of the written statement, taking into consideration ordinary and reasonable medical care, advice and treatment available in the same or similar communities.


     We will waive all surrender charges upon receipt of a complete or partial surrender request if you include such a written statement from a physician with your request. The minimum amount that you may partially surrender under this waiver is $1,000. If you request a complete surrender, or a partial surrender for an amount that reduces the annuity value below the minimum balance required under your Contract, we will pay you the Contract's complete annuity value and your Contract will terminate. This waiver may not be available in all states


     The surrender value will be reduced by the total Premium Enhancements we credited to your annuity value during the twelve months before the complete or partial surrender under the terminal condition waiver provision


     NIMCRUT Contracts. The Contract may be utilized to fund a Net Income Makeup Charitable Remainder Unitrust (NIMCRUT). If an owner of a NIMCRUT takes a partial surrender from a NIMCRUT Contract, we will deduct surrender charges. However, once each calendar quarter, the NIMCRUT owner may surrender from the NIMCRUT Contract any portion of the annuity value that is greater than the total premium payments made, then we will not deduct surrender charges on such surrenders.



     If the NIMCRUT owner surrenders the Contract completely within the surrender charge period, we will deduct surrender charges as specified above. The surrender charges will be applied to total premium payments made, less any previous surrenders on which you paid surrender charges. For important information regarding ownership of a Contract by a NIMCRUT, see Taxes--Net Income Makeup Charitable Remainder Unitrusts (NIMCRUTs) page 43.



PORTFOLIO MANAGEMENT FEES



     The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios. A description of these fees and expenses is found in the fund prospectuses and in the Annuity Contract Fee Table page 11 of this prospectus.


     We may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy. We may also receive a portion of the 12b-1 fees deducted from portfolio assets as compensation for administrative or other services we render to the portfolios. Some advisers, administrators, distributors or portfolios may pay us more than others.



REDUCED OR WAIVED CHARGES AND EXPENSES TO EMPLOYEES


     We may reduce or waive the surrender charge and annual Contract charge for Contracts sold to large groups of full-time employees of the same employer, including directors, officers and full-time employees of Western Reserve or its affiliates, or other groups where sales to the group reduce our administrative expenses.


6. TAXES


     NOTE: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussion assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.


ANNUITY CONTRACTS IN GENERAL


     Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.


     Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract -- qualified or nonqualified (discussed below).



     You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial or complete surrender or as annuity payments.



     When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.


QUALIFIED AND NONQUALIFIED CONTRACTS



     If you purchase the Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

     If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.


     Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.


     A qualified Contract may be used in connection with the following plans:


     o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

     o Tax-Sheltered Annuity Plan (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

     o Corporate Pension, Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

     o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.



     There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.


PARTIAL AND COMPLETE SURRENDERS -- NONQUALIFIED CONTRACTS



     If you make a partial surrender from your Contract, the Code treats that surrender as first coming from earnings and then from your premium payments. When you make a partial surrender you are taxed on the amount of the surrender that is earnings. When you make a complete surrender you are generally taxed on the amount that your surrender proceeds exceeds your premiums paid. Loans, pledges and assignments are taxed in the same manner as surrenders. The Premium Enhancement(s) will be considered earnings. Different rules apply for annuity payments.


     In the event of a partial surrender or systematic partial surrender from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

     The Code also provides that surrendered earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. They include any amounts:

     o   paid on or after the taxpayer reaches age 591/2;

     o   paid after the owner dies;

     o paid if the taxpayer becomes totally disabled (as that term is defined in the Code);
     o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
     o   paid under an immediate annuity; or
     o   which come from premium payments made prior to August 14, 1982.


MULTIPLE CONTRACTS

     All nonqualified, deferred annuity Contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

     The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Nonqualified and qualified Contracts must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. We may modify the Contract to attempt to maintain favorable tax treatment.


PARTIAL AND COMPLETE SURRENDERS -- QUALIFIED CONTRACTS

     There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts partially surrendered from the Contract prior to the date you reach age 591/2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI. In the case of a partial surrender, systematic partial surrender, or complete surrender distributed to a participant or beneficiary under a qualified Contract (other than a Roth IRA or a qualified Contract under Section 457 of the Code as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

PARTIAL SURRENDERS -- 403(B) CONTRACTS



     The Code limits partial surrenders from certain 403(b) Contracts. Partial surrenders generally can only be made when an owner:



     o   reaches age 591/2;
     o   leaves his/her job;
     o   dies;
     o   becomes disabled (as that term is defined in the Code); or
     o in the case of hardship. However, in the case of hardship, the owner can only partially surrender the premium payments and not any earnings.


NET INCOME MAKEUP CHARITABLE REMAINDER UNITRUSTS (NIMCRUTS)



     Issues arising in connection with the ownership of certain annuity products by charitable remainder trusts are currently under extensive study by the Internal Revenue Service. You should consult a competent legal or tax advisor before you purchase a Contract by, or transfer a Contract to, a charitable remainder trust.



TAXATION OF DEATH BENEFIT PROCEEDS


     We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:


     o if distributed in a lump sum, these amounts are taxed in the same manner as a complete surrender; or
     o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.


     For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received which were not includable in gross income. The Premium Enhancement(s) that we add to your annuity value are not included in the "investment in the contract."


ANNUITY PAYMENTS


     Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.


     The excludable portion of each annuity payment you receive generally will be determined as follows:


     o Fixed payments -- by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

     o Variable payments -- by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.


     The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.


     If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.


     If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.


     It is unclear whether your annuity payments under the Guaranteed Minimum Income Benefit Rider will be treated as fixed payments or as variable payments, for federal tax purposes. You should consult a competent tax advisor with respect to this issue.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF CONTRACTS


     If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.


POSSIBLE TAX LAW CHANGES



     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.



7. ACCESS TO YOUR MONEY


PARTIAL AND COMPLETE SURRENDERS


     You can have access to the money in your Contract in several ways:


     o   by making either a partial or complete surrender; or
     o   by taking annuity payments.

     If you want to surrender your Contract completely, you will receive the cash value, which equals the annuity value of your Contract, minus:


     o   any surrender charges;
     o   any premium taxes;
     o   any loans;
     o   the annual Contract charge; and
     o the Guaranteed Minimum Income Benefit Rider charge, if applicable.



     The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for surrender at our administrative office, unless you specify a later date in your request.



     No partial surrender is permitted if it would reduce the cash value below $10,000. You may not make partial surrenders from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial surrender from each of the investment choices in proportion to the cash value.


     Unless we otherwise consent, the minimum amount available each time you request a partial surrender is $500.



     Remember that any partial surrender you make will reduce the annuity value. Under some circumstances, a partial surrender will reduce the death benefit (and the minimum annuitization value under the Guaranteed Minimum Income Benefit Rider) by more than the dollar amount of the partial surrender. See Section 9, Death Benefit, and the SAI for more details.



     Income taxes, federal tax penalties and certain restrictions may apply to any partial or complete surrender you make.


     We must receive a properly completed surrender request which must contain your original signature. If you live in a community property state, your spouse must also sign the surrender request. We will accept fax or telephone requests for partial surrenders as long as the surrender proceeds are being sent to the address of record. The maximum amount you may request by fax or telephone is $50,000.



     When we incur extraordinary expenses, such as overnight mail expenses, for expediting delivery of your partial or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery).



     For your protection, we will require a signature guarantee for:


     o  all requests for partial or complete surrenders over $500,000;
        or
     o where the partial or complete surrender proceeds will be sent to an address other than the address of record.

     All signature guarantees must be made by:


     o  a national or state bank;
     o  a member firm of a national stock exchange; or
     o any institution that is an eligible guarantor under SEC rules and regulations.


     Notarization is not an acceptable form of signature guarantee.


     If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any surrender. Other restrictions will apply to Section 403(b) qualified Contracts and Texas Optional Retirement Program Contracts. For more information, call us at 1-800-851-9777.


DELAY OF PAYMENT AND TRANSFERS


     Payment of any amount due from the separate account for a partial or complete surrender, a death benefit, or the death of the owner of a nonqualified Contract, will generally occur within seven business days from the date all required information is received by us. We may be permitted to defer such payment from the separate account if:



     o the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or

     o an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
     o  the SEC permits a delay for the protection of owners.


     In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.


     Pursuant to the requirements of certain state laws, we reserve the right to defer payment of transfers, partial or complete surrenders and loan amounts from the fixed account for up to six months.



PARTIAL SURRENDERS AND PREMIUM ENHANCEMENTS


     In the future, we may, in our sole discretion, reduce the amount of future Premium Enhancements by the amount of certain partial surrenders. However, we will notify you in advance before we do so.



SYSTEMATIC PARTIAL SURRENDERS


     You can elect to receive regular payments from your Contract without paying surrender charges by using systematic partial surrenders. You can partially surrender up to 10% of your cash value annually (or up to 10% of your initial premium payment if a new Contract), in equal monthly, quarterly, semi-annual or annual payments of at least $50. Your initial premium payment, if a new Contract, or your annuity value, if an existing Contract, must equal at least $25,000. We will not process a systematic partial surrender if the cash value for the entire Contract would be reduced below $10,000. No systematic partial surrenders are permitted from the fixed account without our prior consent.



     You may stop systematic partial surrenders at any time but we must receive written notice at least 30 days prior to the date systematic partial surrenders are to be discontinued. We reserve the right to discontinue offering systematic partial surrenders 30 days after we send you written notice.



     Income taxes, federal tax penalties and other restrictions may apply to any systematic partial surrender you receive.


CONTRACT LOANS FOR QUALIFIED CONTRACTS


     You can take Contract loans during the accumulation period when the
            Contract:



     o   is used in connection with a tax-sheltered annuity plan under
         Section 403(b) of the Code (limit of one Contract loan per calendar year);
     o is purchased by a pension, profit-sharing, or other similar plan under Section 401(a) of the Code (including Section 401(k) plans, please contract your plan administrator); and

     o   has been in force for at least 10 days.


     The maximum amount you may borrow against the Contract is the lesser of:


     o   50% of the annuity value; or
     o $50,000 reduced by the highest outstanding loan balance during the one year period immediately prior to the loan date. However, if the annuity value is less than $20,000, the maximum you may borrow against the Contract is the lesser of 80% of the annuity value or $10,000.


     The minimum loan amount is $1,000 (unless otherwise required by state law). You are responsible for requesting and repaying loans that comply with applicable tax requirements, and other laws, such as the Employment Retirement Income Security Act of 1974 ("ERISA"). Accordingly, you should consult a competent tax advisor before requesting a Contract loan.


     The loan amount will be withdrawn from your investment choices and transferred to the loan reserve. The loan reserve is part of the fixed account and is used as collateral for all Contract loans. We reserve the right to postpone distributing the loan amount from the fixed account for up to six months, if required.


     On each Contract anniversary we will compare the amount of the Contract loan to the amount in the loan reserve. If all Contract loans and unpaid accrued interest due on the loan exceed the amount in the loan reserve, we will withdraw the difference and transfer it to the loan reserve. If the amount of the loan reserve exceeds the amount of the outstanding Contract loan, we will withdraw the difference from the loan reserve and transfer it in accordance with your current premium payment allocation. We reserve the right to transfer the excess to the fixed account if the amount used to establish the loan reserve was transferred from the fixed account.


     If all Contract loans and unpaid interest due on the loan exceeds the cash value, we will mail to your last known address and to any assignee of record a notice stating the amount due in order to reduce the loan amount so that the loan no longer exceeds the cash value. If the excess amount is not paid within 31 days after we mail the notices, the Contract will terminate without value.


     You can repay any Contract loan in full:


     o   while the Contract is in force, and
     o   during the accumulation period.


     NOTE CAREFULLY: If you do not repay your Contract loan, we will subtract the amount of the unpaid loan balance plus interest from:


     o   the amount of any death benefit proceeds; or
     o   the amount we pay upon a partial or complete surrender; or
     o the amount we apply on the maturity date to provide annuity payments; or
     o the minimum annuitization value if you selected the Guaranteed Minimum Income Benefit Rider and elect to annuitize under the Rider.


     You must pay interest on the loan at the rate of 6% per year. We deduct interest in arrears. Amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 4%. Principal and interest must be repaid:


     o   in level quarterly or monthly payments over a 5-year period; or

     o over a 10, 15 or 20-year period, if the loan is used to buy your principal residence.


     An extended repayment period cannot go beyond the year you turn 701/2.


     If:


     o a repayment is not received within 31 days from the original due date;


     Then:


     o a distribution of all Contract loans and unpaid accrued interest, and any applicable charges, including any surrender charge, will take place.


     This distribution will be reported as taxable to the Internal Revenue Service, may be subject to income and penalty tax, and may cause the Contract not to qualify under Section 403(b) of the Code.


     You may fax your loan request to us at 727-299-1620.

     The loan date is the date we process the loan request. We charge a $30 fee to cover loan processing and expenses associated with establishing and administering the loan reserve. We reserve the right to limit the number of Contract loans to one per Contract year.


     Contract loans may not be available in all states.


8. PERFORMANCE


     We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.



     First, we may disclose standardized total return figures for the subaccounts that reflect the initial Premium Enhancement of 4.5% and deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense risk charges, the administrative charge, the annual Contract charge and the surrender charge. Charges for the optional Guaranteed Minimum Income Benefit Rider are not deducted. THESE FIGURES ARE BASED ON THE ACTUAL HISTORICAL PERFORMANCE OF THE SUBACCOUNTS SINCE THEIR INCEPTION.


     Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be increased by the Premium Enhancement or reduced by the surrender charge currently assessed under the Contract. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.



     Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.


     Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.



     The WRL Fund prospectus presents the total return of certain existing SEC-registered funds that are managed by sub-advisers to the WRL portfolios. These funds have investment objectives, policies and strategies that are substantially similar to those of certain portfolios. We call the funds the "Similar Sub-Adviser Funds." None of the fees and charges under the Contract has been deducted from the performance data of the Similar Sub-Adviser Funds. If Contract fees and charges were deducted, the investment returns would be lower. The Similar Sub-Adviser Funds are not available for investment under the Contract.


     Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT



     We will pay a death benefit to the beneficiary, under certain circumstances, if you are both the owner and the annuitant and you die during the accumulation period. (If you are not the annuitant, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option or may choose to receive a lump sum.


WHEN WE PAY A DEATH BENEFIT



     Before the Maturity Date. We will pay a death benefit to your beneficiary
IF:


     /bullet/   you are both the annuitant and the owner of the Contract; and
     /bullet/   you die before the maturity date.


     If the only beneficiary is your surviving spouse, then he or she may elect to continue the Contract as the new annuitant and owner, instead of receiving the death benefit.


     Federally prescribed mandatory distribution requirements apply to the annuity value upon the death of any owner or annuitant. These restrictions are detailed in the SAI.



     After the Maturity Date. The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on page 18 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.



     If:


     o   you are not the annuitant; and
     o   you die on or after the maturity date; and
     o   the entire interest in the Contract has not been paid to you;


     Then:


     o any remaining value in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death.



WHEN WE DO NOT PAY A DEATH BENEFIT



     No death benefit is paid in the following cases:


     If:


     o   you are not the annuitant; and
     o   the annuitant dies prior to the maturity date;


     Then:



     o you will become the new annuitant and the Contract will continue. In the case of joint owners, the younger joint owner will automatically become the annuitant.

     If:


     o   you are not the annuitant; and

     o   you die prior to the maturity date;



     Then:



     o if there is a surviving joint owner, then the Contract will continue with the surviving joint owner as sole owner;

     o if the beneficiary is alive and is your spouse, the Contract will continue with the spouse as the new owner; or

     o if the beneficiary is alive and not your spouse, the beneficiary will become the new owner. This new owner generally must surrender the Contract for the cash value within five years of your death.


     NOTE CAREFULLY: If the owner does not name a beneficiary or if no beneficiary is alive, the owner's estate will become the new owner. The Contract's cash value must generally be distributed within five years of your death. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless we receive written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if no successor owner is named in a written notice received by us.



STANDARD DEATH BENEFIT


     Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments but in all events will be paid in accordance with any applicable federal (or state) laws, rules or regulations. If the annuitant dies during the accumulation period, the standard death benefit will be the greatest of:


     o ANNUITY VALUE -- on the death report day, reduced by the amount of any Premium Enhancements credited to the annuity value during the twelve month period before the death report day; or

     o RETURN OF PREMIUM -- total premium payments paid as of the death report day (not including Premium Enhancements), less partial surrenders; or

     o ANNUAL STEP-UP -- on each Contract anniversary before the annuitant's 81st birthday, a new "stepped-up" death benefit is determined. The stepped-up death benefit is equal to:
        the highest annuity value on any Contract anniversary before the annuitant's 81st birthday. If the Contract anniversary with the highest annuity value occurs during the twelve month period before the death report day, then the highest annuity value will be reduced by the amount of any Premium Enhancements credited to the annuity value from the beginning of this twelve month period to that Contract anniversary. The highest annuity value will be increased for any premium payments you have made (but not increased for the Premium Enhancements applicable to those premiums), and decreased for any adjusted partial surrenders we have paid to you, following the Contract anniversary on which the highest annuity value occurs.


     For example, assume that you make a $100,000 [P(0)] premium payment at issue, receive a Premium Enhancement of $4,500 [E(0)] on the initial premium payment; then you make a subsequent premium payment of $20,000 [P(1)] at the beginning of your 20th Contract month and receive a Premium Enhancement of $900 [E(1)] on this payment; and then make another subsequent premium payment of $10,000 [P(2)] at the beginning of your 27th Contract month and receive a Premium Enhancement of $300 [E(2)] on this payment. Also assume an annuity value of $110,000 [A(1)] at the end of your first Contract anniversary, and an annuity value of $200,000 [A(2)] at the end of the second Contract anniversary, and an annuity value of $150,000 [A(3)] on the death report day (at the end of the 30th Contract month).


     The standard death benefit will be the greatest of:


    1) Annuity value: A(3) - [E(1) + E(2)] = $150,000 - ($900 + $300) =
       $148,800

    2) Return of premium: P(0) + P(1) + P(2) = $100,000 + $20,000 + $10,000 =
       $130,000

    3) Annual step-up: A(2) - E(1) + P(2) = $200,000 - $900 + $10,000 = $209,100



     The standard death benefit will be $209,100 from the annual step-up.


     NOTE: In the example above, we assume that the initial premium payment and the next premium payment paid (at the beginning of the 20th Contract month), each receive a 4.5% Premium Enhancement. However, we assume that the premium payment paid at the beginning of the 27th Contract month receives a 3% Premium Enhancement.


     The standard death benefit is not payable after the maturity date. The standard death benefit is referred to as Option A in the Contract form and Guaranteed Minimum Death Benefit on the Contract application.




COMPOUNDING MINIMUM DEATH BENEFIT



     On the Contract application, you may add the compounding minimum death benefit to the Contract for an additional charge. This option is not available to annuitants age 74 or older on the Contract date. This death benefit option is only payable during the accumulation period and is not payable after the maturity date. You may not select this option after the Contract has been issued.

     This option provides the greater of:


    o   the standard death benefit; or
    o the compounding minimum death benefit. This benefit equals total premium payments paid plus the Premium Enhancement corresponding to the initial premium payment only, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to the date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after your 81st birthday. If you select this option, then the mortality and expense risk charge will increase to 1.40%.



     The compounding minimum death benefit is referred to as Option B in the Contract form and Annual 5% Compound Death Benefit on the Contract application.




EFFECT OF ADJUSTED PARTIAL SURRENDER ON CERTAIN DEATH BENEFITS


     When you request a partial surrender, we will reduce certain death benefits under the Contract by an "adjusted partial surrender." Adjusted partial surrenders will reduce:


     o  the compounding minimum death benefit, if selected; and
     o  the annual step-up death benefit.


     A partial surrender will reduce the compounding minimum death benefit, if selected, and the annual step-up death benefit, by the amount of the partial surrender times the ratio of:

     o the amount of the compounding minimum death benefit (and/or annual step-up death benefit) immediately before the partial surrender, to
     o  the annuity value immediately before the partial surrender.


     We have included a more detailed explanation of this adjustment in the SAI.



     If the compounding minimum death benefit or the annual step-up death benefit is greater than the annuity value prior to the partial surrender, the adjusted partial surrender may be more than the amount of your request. For this reason, if a death benefit is paid after you have made a partial surrender, then the total amount paid as the death benefit could be less than the total premium payments.



ALTERNATE PAYMENT ELECTIONS


     The beneficiary may elect to receive the death benefit in a lump sum payment, or (if not your surviving spouse) to receive payment:


     1. within 5 years of the date of the annuitant's death;

     2. over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the annuitant's death; or

     3. under a life annuity payout option, with payments starting within one year of the annuitant's death.

     If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to 1 above. See the SAI for more details.


10. OTHER INFORMATION


OWNERSHIP



     You, as owner of the Contract, exercise all rights under the Contract including the right to transfer ownership (subject to any assignee or irrevocable beneficiary's consent). You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event. Joint owners may be named provided they are husband and wife.



ANNUITANT


     The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.


BENEFICIARY



     The beneficiary is the person who receives the death benefit proceeds upon the death of the annuitant when the owner is the same individual as the annuitant or other than a natural person. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our Administrative Office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if no beneficiary survives the annuitant, the beneficiary's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.



ASSIGNMENT



     You can also assign the Contract any time prior to the maturity date. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract, and such assignments may be subject to tax penalties and taxed as distributions under the Code.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO



     Western Reserve was incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is wholly-owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly-owned indirectly by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York.



THE SEPARATE ACCOUNT



     Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 29 subaccounts offered through this Contract. Western Reserve may add, delete or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.



     The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or Western Reserve.


     The assets of the separate account are held in Western Reserve's name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.



     Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.



VOTING RIGHTS



     Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.


DISTRIBUTION OF THE CONTRACTS



     AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. Like Western Reserve, it is an indirect wholly-owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.


     The Contracts are offered to the public through broker-dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG including InterSecurities, Inc., AEGON Distributors, Inc. and Transamerica Financial Resources, Inc., all affiliates of Western Reserve. Western Reserve will generally pay broker-dealers sales commissions in an amount equal to 4.25% of premium payments. In addition, broker-dealers may receive trail commissions of 0.90% of the annuity value in each Contract year, starting at the end of the first quarter of the ninth Contract year, provided the Contract has an annuity value of $10,000 or more in the subaccounts. These commissions are not deducted from premium payments. Certain production, persistency and managerial bonuses may also be paid. Alternatively, compensation schedules may be structured to pay lower compensation amounts on premium payments with trail commissions starting at an earlier duration. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker-dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.



NON-PARTICIPATING CONTRACT


     The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.


VARIATIONS IN CONTRACT PROVISIONS



     Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations, since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.


     The fixed account may not be available in all states. Residents of Washington, Oregon, New Jersey and Massachusetts may not direct or transfer any money to the fixed account.

IMSA



     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.



LEGAL PROCEEDINGS


     Western Reserve, like other life insurance companies, is involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, AFSG or Western Reserve.


FINANCIAL STATEMENTS



     The financial statements of Western Reserve and the separate account are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                         Definitions of Special Terms
                         The Contract -- General Provisions
                         Certain Federal Income Tax Consequences
                         Investment Experience
                         Historical Performance Data
                         Published Ratings
                         Administration
                         Records and Reports
                         Distribution of the Contracts
                         Other Products
                         Custody of Assets
                         Legal Matters
                         Independent Accountants
                         Other Information
                         Financial Statements


                Inquiries and requests for an SAI should be directed to:

                         Western Reserve Life

                         Administrative Office
                         Attention: Annuity Department
                         P.O. Box 9051

                         Clearwater, Florida 33758-9051
                         1-800-851-9777

APPENDIX A
CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     The subaccounts available under this Contract have not yet commenced operations. Therefore, there is no history of accumulation unit values for these subaccounts.

APPENDIX B
HISTORICAL PERFORMANCE DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED PERFORMANCE DATA


     We may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.


     WRL J.P. MORGAN MONEY MARKET SUBACCOUNT. The yield of the WRL J.P. Morgan Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.


     OTHER SUBACCOUNTS. The YIELD of a subaccount, other than the WRL J.P. Morgan Money Market subaccount, refers to the annualized income generated by an investment under a Contract in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.


     The TOTAL RETURN of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges and the crediting of the Premium Enhancement to the initial premium. The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period.


     The yield and total return calculations are not reduced by any premium taxes. For additional information regarding yields and total returns, please refer to the SAI.


     Based on the method of calculation described in the SAI, the standardized average annual total returns of the subaccounts for periods from inception of the subaccounts investing in the underlying portfolios to December 31, 1999, and for the one and five year periods ended December 31, 1999 are shown in Tables 1 and 2 below. Although the Contract did not exist during the periods shown in Tables 1 and 2, the returns of the subaccounts shown have been adjusted to reflect the Premium Enhancement of 4.5% and current subaccount charges imposed under the Contract. Total returns shown in Table 1 reflect deductions of 1.25% for the mortality and expense risk charge for the Standard Death Benefit, 0.40% for the administrative charge, $30 for the annual Contract charge and the applicable surrender charge (based on an annuity value of $10,000, the annual Contract charge translates into a charge of 0.30%). Total returns shown in Table 2 reflect the standardized total returns of Table 1, adjusted to reflect 1.40% for the mortality and expense risk charge (assuming selection of the compounding minimum death benefit), 0.40% for the administrative charge and $30 for the annual Contract charge. THE GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGE OF 0.30% OF MINIMUM ANNUITIZATION VALUE ("MAV") HAS NOT BEEN DEDUCTED. Total returns also assume a complete surrender of the Contract at the end of the period; therefore, the surrender charge is deducted.

                                                   TABLE 1
                        STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
                           (ASSUMES SURRENDER, SELECTION OF STANDARD DEATH BENEFIT
                             WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER
                             AND WITH THE CREDITING OF THE PREMIUM ENHANCEMENT)
                               (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)
                                                                                        1 YEAR       5 YEARS
                                                                                         ENDED        ENDED
 SUBACCOUNT                                                                            12/31/99     12/31/99
WRL J.P. Morgan Money Market*                                                             (5.03)%      2.08%
    WRL AEGON Bond                                                                       (12.69)%      4.29%
    WRL Janus Growth                                                                      48.90%      36.84%
    WRL Janus Global                                                                      60.15%      29.95%
    WRL LKCM Strategic Total Return                                                        2.08%      13.54%
    WRL VKAM Emerging Growth                                                              93.64%      39.89%
    WRL Alger Aggressive Growth                                                           58.10%      33.61%
    WRL AEGON Balanced                                                                    (6.81)%      8.33%
    WRL Federated Growth & Income                                                        (14.17)%      8.39%
    WRL Dean Asset Allocation                                                            (15.34)%     N/A
    WRL C.A.S.E. Growth                                                                   23.50%      N/A
    WRL NWQ Value Equity                                                                  (1.98)%     N/A
    WRL GE International Equity                                                           14.75%      N/A
    WRL GE U.S. Equity                                                                     8.31%      N/A
    WRL Third Avenue Value                                                                 5.66%      N/A
    WRL J.P. Morgan Real Estate Securities                                               (13.51)%     N/A
    WRL Goldman Sachs Growth**                                                             8.05%      N/A
    WRL Goldman Sachs Small Cap**                                                          7.96%      N/A
    WRL T. Rowe Price Dividend Growth**                                                  (16.57)%     N/A
    WRL T. Rowe Price Small Cap**                                                         28.81%      N/A
    WRL Salomon All Cap**                                                                  6.15%      N/A
    WRL Pilgrim Baxter Mid Cap Growth**                                                   67.88%      N/A
    WRL Dreyfus Mid Cap**                                                                 (2.13)%     N/A
    WRL Value Line Aggressive Growth                                                     N/A          N/A
    WRL Great Companies -- America(SM)                                                   N/A          N/A
    WRL Great Companies -- Technology(SM)                                                N/A          N/A
    Fidelity VIP Equity-Income Portfolio -- Service Class 2                              N/A          N/A
    Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2        N/A          N/A
    Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                   N/A          N/A



                                                                                     INCEPTION OF THE    SUBACCOUNT
                                                                                       SUBACCOUNT TO     INCEPTION
 SUBACCOUNT                                                                             12/31/99***       DATE***
WRL J.P. Morgan Money Market*                                                                3.00%      02/24/1989
    WRL AEGON Bond                                                                           5.94%      02/24/1989
    WRL Janus Growth                                                                        22.61%      02/24/1989
    WRL Janus Global                                                                        25.29%      12/03/1992
    WRL LKCM Strategic Total Return                                                         11.26%      03/01/1993
    WRL VKAM Emerging Growth                                                                29.96%      03/01/1993
    WRL Alger Aggressive Growth                                                             27.56%      03/01/1994
    WRL AEGON Balanced                                                                       5.71%      03/01/1994
    WRL Federated Growth & Income                                                            5.99%      03/01/1994
    WRL Dean Asset Allocation                                                                7.20%      01/03/1995
    WRL C.A.S.E. Growth                                                                     12.03%      05/01/1996
    WRL NWQ Value Equity                                                                     6.83%      05/01/1996
    WRL GE International Equity                                                             10.53%      01/02/1997
    WRL GE U.S. Equity                                                                      18.51%      01/02/1997
    WRL Third Avenue Value                                                                  (2.20)%     01/02/1998
    WRL J.P. Morgan Real Estate Securities                                                 (18.39)%     05/01/1998
    WRL Goldman Sachs Growth**                                                               7.70%      05/03/1999
    WRL Goldman Sachs Small Cap**                                                            7.61%      05/03/1999
    WRL T. Rowe Price Dividend Growth**                                                    (16.81)%     05/03/1999
    WRL T. Rowe Price Small Cap**                                                           28.37%      05/03/1999
    WRL Salomon All Cap**                                                                    5.80%      05/03/1999
    WRL Pilgrim Baxter Mid Cap Growth**                                                     67.27%      05/03/1999
    WRL Dreyfus Mid Cap**                                                                   (2.44)%     05/03/1999
    WRL Value Line Aggressive Growth                                                        N/A         05/01/2000
    WRL Great Companies -- America(SM)                                                      N/A         05/01/2000
    WRL Great Companies -- Technology(SM)                                                   N/A         05/01/2000
    Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A         05/01/2000
    Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2           N/A         05/01/2000
    Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                      N/A         05/01/2000



  * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

 ** One year data has not been annualized.

*** Refers to the date when the separate account first invested in the underlying portfolios.

                                                 TABLE 2
                       STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
                                     (ASSUMES SURRENDER, SELECTION OF
                                    COMPOUNDING MINIMUM DEATH BENEFIT
                           WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER
                            AND WITH THE CREDITING OF THE PREMIUM ENHANCEMENT)
                             (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)
                                                                                     1 YEAR       5 YEARS
                                                                                      ENDED        ENDED
 SUBACCOUNT                                                                         12/31/99     12/31/99
WRL J.P. Morgan Money Market*                                                          (5.17)%      1.92%
 WRL AEGON Bond                                                                       (12.82)%      4.13%
 WRL Janus Growth                                                                      48.69%      36.63%
 WRL Janus Global                                                                      59.91%      29.75%
 WRL LKCM Strategic Total Return                                                        1.93%      13.36%
 WRL VKAM Emerging Growth                                                              93.36%      39.68%
 WRL Alger Aggressive Growth                                                           57.87%      33.41%
 WRL AEGON Balanced                                                                    (6.95)%      8.16%
 WRL Federated Growth & Income                                                        (14.30)%      8.22%
 WRL Dean Asset Allocation                                                            (15.46)%     N/A
 WRL C.A.S.E. Growth                                                                   23.32%      N/A
 WRL NWQ Value Equity                                                                  (2.12)%     N/A
 WRL GE International Equity                                                           14.58%      N/A
 WRL GE U.S. Equity                                                                     8.15%      N/A
 WRL Third Avenue Value                                                                 5.51%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (13.64)%     N/A
 WRL Goldman Sachs Growth**                                                             7.95%      N/A
 WRL Goldman Sachs Small Cap**                                                          7.86%      N/A
 WRL T. Rowe Price Dividend Growth**                                                  (16.65)%     N/A
 WRL T. Rowe Price Small Cap**                                                         28.69%      N/A
 WRL Salomon All Cap**                                                                  6.05%      N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                   67.73%      N/A
 WRL Dreyfus Mid Cap**                                                                 (2.22)%     N/A
 WRL Value Line Aggressive Growth                                                     N/A          N/A
 WRL Great Companies -- America(SM)                                                   N/A          N/A
 WRL Great Companies -- Technology(SM)                                                N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                              N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2        N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                   N/A          N/A



                                                                                  INCEPTION OF THE    SUBACCOUNT
                                                                                    SUBACCOUNT TO     INCEPTION
 SUBACCOUNT                                                                          12/31/99***       DATE***
WRL J.P. Morgan Money Market*                                                             2.85%      02/24/1989
 WRL AEGON Bond                                                                           5.78%      02/24/1989
 WRL Janus Growth                                                                        22.42%      02/24/1989
 WRL Janus Global                                                                        25.10%      12/03/1992
 WRL LKCM Strategic Total Return                                                         11.09%      03/01/1993
 WRL VKAM Emerging Growth                                                                29.76%      03/01/1993
 WRL Alger Aggressive Growth                                                             27.37%      03/01/1994
 WRL AEGON Balanced                                                                       5.54%      03/01/1994
 WRL Federated Growth & Income                                                            5.82%      03/01/1994
 WRL Dean Asset Allocation                                                                7.03%      01/03/1995
 WRL C.A.S.E. Growth                                                                     11.85%      05/01/1996
 WRL NWQ Value Equity                                                                     6.66%      05/01/1996
 WRL GE International Equity                                                             10.35%      01/02/1997
 WRL GE U.S. Equity                                                                      18.33%      01/02/1997
 WRL Third Avenue Value                                                                  (2.36)%     01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                 (18.53)%     05/01/1998
 WRL Goldman Sachs Growth**                                                               7.53%      05/03/1999
 WRL Goldman Sachs Small Cap**                                                            7.43%      05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                    (16.95)%     05/03/1999
 WRL T. Rowe Price Small Cap**                                                           28.16%      05/03/1999
 WRL Salomon All Cap**                                                                    5.63%      05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                     67.01%      05/03/1999
 WRL Dreyfus Mid Cap**                                                                   (2.60)%     05/03/1999
 WRL Value Line Aggressive Growth                                                       N/A          05/01/2000
 WRL Great Companies -- America(SM)                                                     N/A          05/01/2000
 WRL Great Companies -- Technology(SM)                                                  N/A          05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                N/A          05/01/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2          N/A          05/01/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                     N/A          05/01/2000



  * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
 ** One year data has not been annualized.
*** Refers to the date when the separate account first invested in the underlying portfolios.

NON-STANDARDIZED PERFORMANCE DATA


     In addition to the standardized data discussed above, similar performance data for other periods may also be shown.


     We may from time to time also advertise or disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial surrenders or annuity payments.



     All non-standardized performance data will be advertised only if the standardized performance data as shown in Tables 1 and 2, is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.


     Based on the method of calculation described in the SAI, the non-standardized average annual total returns for periods from inception of the subaccounts to December 31, 1999, and for the one and five year periods ended December 31, 1999 are shown in Table 3 below. Total returns shown reflect deductions of 1.25% for the mortality and expense risk charge for the Standard Death Benefit, 0.40% for the administrative charge and $30 for the annual Contract charge (based on an annuity value of $10,000, the annual Contract charge translates into a charge of 0.30%). Total returns shown in Table 4 reflect the non-standardized total returns of Table 3 adjusted to reflect 1.40% for the mortality and expense risk charge (assuming selection of the compounding minimum death benefit), 0.40% for the administrative charge and $30 for the annual Contract charge. THE GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGE OF 0.30% OF MAV HAS NOT BEEN DEDUCTED. The non-standardized average annual total return figures shown in Tables 3 and 4 are based on the assumption that the Contract is not surrendered, and therefore the surrender charge is not imposed and that no Premium Enhancement is credited.

                                                 TABLE 3
                              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
                      (ASSUMES NO SURRENDER AND SELECTION OF STANDARD DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                             (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)
                                                                                     1 YEAR      5 YEARS
                                                                                     ENDED        ENDED
 SUBACCOUNT                                                                         12/31/99    12/31/99
WRL J.P. Morgan Money Market*                                                          2.97%       3.16%
 WRL AEGON Bond                                                                       (4.69)%      5.29%
 WRL Janus Growth                                                                     56.90%      37.18%
 WRL Janus Global                                                                     68.15%      30.37%
 WRL LKCM Strategic Total Return                                                      10.08%      14.25%
 WRL VKAM Emerging Growth                                                            101.64%      40.20%
 WRL Alger Aggressive Growth                                                          66.10%      33.99%
 WRL AEGON Balanced                                                                    1.19%       9.19%
 WRL Federated Growth & Income                                                        (6.17)%      9.25%
 WRL Dean Asset Allocation                                                            (7.34)%     N/A
 WRL C.A.S.E. Growth                                                                  31.50%      N/A
 WRL NWQ Value Equity                                                                  6.02%      N/A
 WRL GE International Equity                                                          22.75%      N/A
 WRL GE U.S. Equity                                                                   16.31%      N/A
 WRL Third Avenue Value                                                               13.66%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (5.51)%     N/A
 WRL Goldman Sachs Growth**                                                           16.05%      N/A
 WRL Goldman Sachs Small Cap**                                                        15.96%      N/A
 WRL T. Rowe Price Dividend Growth**                                                  (8.57)%     N/A
 WRL T. Rowe Price Small Cap**                                                        36.81%      N/A
 WRL Salomon All Cap**                                                                14.15%      N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                  75.88%      N/A
 WRL Dreyfus Mid Cap**                                                                 5.87%      N/A
 WRL Value Line Aggressive Growth                                                    N/A          N/A
 WRL Great Companies -- America(SM)                                                  N/A          N/A
 WRL Great Companies -- Technology(SM)                                               N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                             N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2       N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                  N/A          N/A



                                                                                  INCEPTION OF THE    SUBACCOUNT
                                                                                    SUBACCOUNT TO     INCEPTION
 SUBACCOUNT                                                                          12/31/99***       DATE***
WRL J.P. Morgan Money Market*                                                             3.00%      02/24/1989
 WRL AEGON Bond                                                                           5.94%      02/24/1989
 WRL Janus Growth                                                                        22.61%      02/24/1989
 WRL Janus Global                                                                        25.44%      12/03/1992
 WRL LKCM Strategic Total Return                                                         11.65%      03/01/1993
 WRL VKAM Emerging Growth                                                                30.11%      03/01/1993
 WRL Alger Aggressive Growth                                                             27.88%      03/01/1994
 WRL AEGON Balanced                                                                       6.48%      03/01/1994
 WRL Federated Growth & Income                                                            6.75%      03/01/1994
 WRL Dean Asset Allocation                                                                8.25%      01/03/1995
 WRL C.A.S.E. Growth                                                                     13.61%      05/01/1995
 WRL NWQ Value Equity                                                                     8.61%      05/01/1996
 WRL GE International Equity                                                             12.68%      01/02/1997
 WRL GE U.S. Equity                                                                      20.39%      01/02/1997
 WRL Third Avenue Value                                                                   1.83%      01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                 (13.02)%     05/01/1998
 WRL Goldman Sachs Growth**                                                              15.70%      05/03/1999
 WRL Goldman Sachs Small Cap**                                                           15.61%      05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                     (8.81)%     05/03/1999
 WRL T. Rowe Price Small Cap**                                                           36.37%      05/03/1999
 WRL Salomon All Cap**                                                                   13.80%      05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                     75.27%      05/03/1999
 WRL Dreyfus Mid Cap**                                                                    5.56%      05/03/1999
 WRL Value Line Aggressive Growth                                                       N/A          05/01/2000
 WRL Great Companies -- America(SM)                                                     N/A          05/01/2000
 WRL Great Companies -- Technology(SM)                                                  N/A          05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                N/A          05/01/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2          N/A          05/01/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                     N/A          05/01/2000



  * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
 ** One year data has not been annualized.
*** Refers to the date when the separate account first invested in the underlying portfolios.

                                                 TABLE 4
                                 NON-STANDARDIZED AVERAGE TOTAL RETURNS
                                 (ASSUMES NO SURRENDER AND SELECTION OF
                                    COMPOUNDING MINIMUM DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                             (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)
                                                                                     1 YEAR      5 YEARS
                                                                                     ENDED        ENDED
 SUBACCOUNT                                                                         12/31/99    12/31/99
WRL J.P. Morgan Money Market*                                                          2.83%       3.01%
 WRL AEGON Bond                                                                       (4.82)%      5.13%
 WRL Janus Growth                                                                     56.69%      36.98%
 WRL Janus Global                                                                     67.91%      30.17%
 WRL LKCM Strategic Total Return                                                       9.93%      14.08%
 WRL VKAM Emerging Growth                                                            101.36%      39.99%
 WRL Alger Aggressive Growth                                                          65.87%      33.78%
 WRL AEGON Balanced                                                                    1.05%       9.03%
 WRL Federated Growth & Income                                                        (6.30)%      9.08%
 WRL Dean Asset Allocation                                                            (7.46)%     N/A
 WRL C.A.S.E. Growth                                                                  31.32%      N/A
 WRL NWQ Value Equity                                                                  5.88%      N/A
 WRL GE International Equity                                                          22.58%      N/A
 WRL GE U.S. Equity                                                                   16.15%      N/A
 WRL Third Avenue Value                                                               13.51%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (5.64)%     N/A
 WRL Goldman Sachs Growth**                                                           15.95%      N/A
 WRL Goldman Sachs Small Cap**                                                        15.86%      N/A
 WRL T. Rowe Price Dividend Growth**                                                  (8.65)%     N/A
 WRL T. Rowe Price Small Cap**                                                        36.69%      N/A
 WRL Salomon All Cap**                                                                14.05%      N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                  75.73%      N/A
 WRL Dreyfus Mid Cap**                                                                 5.78%      N/A
 WRL Value Line Aggressive Growth                                                    N/A          N/A
 WRL Great Companies -- America(SM)                                                  N/A          N/A
 WRL Great Companies -- Technology(SM)                                               N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                             N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2       N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                  N/A          N/A



                                                                                  INCEPTION OF THE    SUBACCOUNT
                                                                                    SUBACCOUNT TO     INCEPTION
 SUBACCOUNT                                                                          12/31/99***       DATE***
WRL J.P. Morgan Money Market*                                                             2.85%      02/24/1989
 WRL AEGON Bond                                                                           5.78%      02/24/1989
 WRL Janus Growth                                                                        22.42%      02/24/1989
 WRL Janus Global                                                                        25.25%      12/03/1992
 WRL LKCM Strategic Total Return                                                         11.48%      03/01/1993
 WRL VKAM Emerging Growth                                                                29.92%      03/01/1993
 WRL Alger Aggressive Growth                                                             27.69%      03/01/1994
 WRL AEGON Balanced                                                                       6.32%      03/01/1994
 WRL Federated Growth & Income                                                            6.59%      03/01/1994
 WRL Dean Asset Allocation                                                                8.08%      01/03/1995
 WRL C.A.S.E. Growth                                                                     13.44%      05/01/1995
 WRL NWQ Value Equity                                                                     8.45%      05/01/1996
 WRL GE International Equity                                                             12.51%      01/02/1997
 WRL GE U.S. Equity                                                                      20.21%      01/02/1997
 WRL Third Avenue Value                                                                   1.68%      01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                 (13.15)%     05/01/1998
 WRL Goldman Sachs Growth**                                                              15.53%      05/03/1999
 WRL Goldman Sachs Small Cap**                                                           15.43%      05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                     (8.95)%     05/03/1999
 WRL T. Rowe Price Small Cap**                                                           36.16%      05/03/1999
 WRL Salomon All Cap**                                                                   13.63%      05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                     75.01%      05/03/1999
 WRL Dreyfus Mid Cap**                                                                    5.40%      05/03/1999
 WRL Value Line Aggressive Growth                                                       N/A          05/01/2000
 WRL Great Companies -- America(SM)                                                     N/A          05/01/2000
 WRL Great Companies -- Technology(SM)                                                  N/A          05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                N/A          05/01/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2          N/A          05/01/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                     N/A          05/01/2000



  * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
 ** One year data has not been annualized.
*** Refers to the date when the separate account first invested in the underlying portfolios.

     ADJUSTED HISTORICAL PERFORMANCE DATA. We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the Contract. This data is not intended to indicate future performance.


     Based on the method of calculation described in the SAI, the adjusted historic average annual total returns for the portfolios for periods from inception of the portfolios to December 31, 1999, and for the one, five and ten year periods ended December 31, 1999 are shown in Tables 5 and 6 below. The total returns of the portfolios have been reduced by all charges currently assessed under the Contract, as if the Contract had been in existence since the inception of the portfolio. In Table 5, adjusted total returns for the portfolios reflect deductions of the 1.25% mortality and expense risk charge for the Standard Death Benefit, the administrative charge of 0.40% and the annual Contract charge of $30. Adjusted total returns shown in Table 6 reflect deductions of 1.40% for the mortality and expense risk charge (assuming addition of the compounding minimum death benefit), 0.40% for the administrative charge and $30 for the annual Contract charge (based on an annuity value of $10,000, the annual Contract charge translates into a charge of 0.30%). Tables 5 and 6 assume a complete surrender of the Contract at the end of the period, and therefore the surrender charge is deducted. Tables 7 and 8 assumes that the Contract is not surrendered, and therefore the surrender charge is not deducted. THE GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGE OF 0.30% OF MAV HAS NOT BEEN DEDUCTED AND THE PREMIUM ENHANCEMENT HAS NOT BEEN REFLECTED IN TABLES 5 THROUGH 8.

     The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended 12/31/99 were as follows:



                                                 TABLE 5
                            ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                       (ASSUMES SURRENDER AND SELECTION OF STANDARD DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                             (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)
 PORTFOLIO                                                                           1 YEAR      5 YEARS
WRL J.P. Morgan Money Market*                                                          (5.41)%     1.97%
 WRL AEGON Bond                                                                       (12.83)%     4.27%
 WRL Janus Growth                                                                      48.56%     36.82%
 WRL Janus Global                                                                      59.76%     29.93%
 WRL LKCM Strategic Total Return                                                        1.88%     13.51%
 WRL VKAM Emerging Growth                                                              93.16%     39.86%
 WRL Alger Aggressive Growth                                                           57.72%     33.58%
 WRL AEGON Balanced                                                                    (6.98)%     8.31%
 WRL Federated Growth & Income                                                        (14.31)%     8.38%
 WRL Dean Asset Allocation                                                            (15.48)%     N/A
 WRL C.A.S.E. Growth                                                                   23.23%      N/A
 WRL NWQ Value Equity                                                                  (2.16)%     N/A
 WRL GE International Equity                                                           14.51%      N/A
 WRL GE U.S. Equity                                                                     8.10%      N/A
 WRL Third Avenue Value                                                                 5.46%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (13.65)%     N/A
 WRL Goldman Sachs Growth**                                                           N/A          N/A
 WRL Goldman Sachs Small Cap**                                                        N/A          N/A
 WRL T. Rowe Price Dividend Growth**                                                  N/A          N/A
 WRL T. Rowe Price Small Cap**                                                        N/A          N/A
 WRL Salomon All Cap**                                                                N/A          N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                  N/A          N/A
 WRL Dreyfus Mid Cap**                                                                N/A          N/A
 WRL Value Line Aggressive Growth                                                     N/A          N/A
 WRL Great Companies -- America(SM)                                                   N/A          N/A
 WRL Great Companies -- Technology(SM)                                                N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                              N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2        N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                   N/A          N/A



                                                                                                              CORRESPONDING
                                                                                           10 YEARS             PORTFOLIO
 PORTFOLIO                                                                               OR INCEPTION         INCEPTION DATE
WRL J.P. Morgan Money Market*                                                                 2.63%/dagger/    10/02/1986
 WRL AEGON Bond                                                                               5.24%/dagger/    10/02/1986
 WRL Janus Growth                                                                            21.21%/dagger/    10/02/1986
 WRL Janus Global                                                                            25.27%            12/03/1992
 WRL LKCM Strategic Total Return                                                             11.21%            03/01/1993
 WRL VKAM Emerging Growth                                                                    29.90%            03/01/1993
 WRL Alger Aggressive Growth                                                                 27.49%            03/01/1994
 WRL AEGON Balanced                                                                           5.64%            03/01/1994
 WRL Federated Growth & Income                                                                5.93%            03/01/1994
 WRL Dean Asset Allocation                                                                    7.18%            01/03/1995
 WRL C.A.S.E. Growth                                                                         15.62%            05/01/1995
 WRL NWQ Value Equity                                                                         6.81%            05/01/1996
 WRL GE International Equity                                                                 10.51%            01/02/1997
 WRL GE U.S. Equity                                                                          18.49%            01/02/1997
 WRL Third Avenue Value                                                                      (2.21)%           01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                     (18.41)%           05/01/1998
 WRL Goldman Sachs Growth**                                                                   7.21%            05/03/1999
 WRL Goldman Sachs Small Cap**                                                                7.52%            05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                        (17.21)%           05/03/1999
 WRL T. Rowe Price Small Cap**                                                               27.79%            05/03/1999
 WRL Salomon All Cap**                                                                        5.32%            05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                         66.53%            05/03/1999
 WRL Dreyfus Mid Cap**                                                                       (2.89)%           05/03/1999
 WRL Value Line Aggressive Growth                                                              N/A             05/01/2000
 WRL Great Companies -- America(SM)                                                            N/A             05/01/2000
 WRL Great Companies -- Technology(SM)                                                         N/A             05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                       N/A             01/12/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2                 N/A             01/12/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                            N/A             01/12/2000



       * Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

      ** One year data has not been annualized.

(dagger) This percentage represents ten year performance data, rather than data since portfolio inception.

                                                 TABLE 6
                            ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                                   (ASSUMES SURRENDER AND SELECTION OF
                                    COMPOUNDING MINIMUM DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                             (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)
 PORTFOLIO                                                                           1 YEAR      5 YEARS
WRL J.P. Morgan Money Market*                                                          (5.57)%     1.81%
 WRL AEGON Bond                                                                       (12.98)%     4.10%
 WRL Janus Growth                                                                      48.32%     36.61%
 WRL Janus Global                                                                      59.51%     29.73%
 WRL LKCM Strategic Total Return                                                        1.72%     13.34%
 WRL VKAM Emerging Growth                                                              92.85%     39.64%
 WRL Alger Aggressive Growth                                                           57.47%     33.37%
 WRL AEGON Balanced                                                                    (7.13)%     8.14%
 WRL Federated Growth & Income                                                        (14.46)%     8.21%
 WRL Dean Asset Allocation                                                            (15.62)%     N/A
 WRL C.A.S.E. Growth                                                                   23.03%      N/A
 WRL NWQ Value Equity                                                                  (2.32)%     N/A
 WRL GE International Equity                                                           14.33%      N/A
 WRL GE U.S. Equity                                                                     7.92%      N/A
 WRL Third Avenue Value                                                                 5.29%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (13.79)%     N/A
 WRL Goldman Sachs Growth**                                                           N/A          N/A
 WRL Goldman Sachs Small Cap**                                                        N/A          N/A
 WRL T. Rowe Price Dividend Growth**                                                  N/A          N/A
 WRL T. Rowe Price Small Cap**                                                        N/A          N/A
 WRL Salomon All Cap**                                                                N/A          N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                  N/A          N/A
 WRL Dreyfus Mid Cap**                                                                N/A          N/A
 WRL Value Line Aggressive Growth                                                     N/A          N/A
 WRL Great Companies -- America(SM)                                                   N/A          N/A
 WRL Great Companies -- Technology(SM)                                                N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                              N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2        N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                   N/A          N/A



                                                                                                              CORRESPONDING
                                                                                           10 YEARS             PORTFOLIO
 PORTFOLIO                                                                               OR INCEPTION         INCEPTION DATE
WRL J.P. Morgan Money Market*                                                                 2.47%/dagger/    10/02/1986
 WRL AEGON Bond                                                                               5.08%/dagger/    10/02/1986
 WRL Janus Growth                                                                            21.02%/dagger/    10/02/1986
 WRL Janus Global                                                                            25.08%            12/03/1992
 WRL LKCM Strategic Total Return                                                             11.04%            03/01/1993
 WRL VKAM Emerging Growth                                                                    29.70%            03/01/1993
 WRL Alger Aggressive Growth                                                                 27.30%            03/01/1994
 WRL AEGON Balanced                                                                           5.47%            03/01/1994
 WRL Federated Growth & Income                                                                5.77%            03/01/1994
 WRL Dean Asset Allocation                                                                    7.01%            01/03/1995
 WRL C.A.S.E. Growth                                                                         15.43%            05/01/1995
 WRL NWQ Value Equity                                                                         6.64%            05/01/1996
 WRL GE International Equity                                                                 10.33%            01/02/1997
 WRL GE U.S. Equity                                                                          18.30%            01/02/1997
 WRL Third Avenue Value                                                                      (2.38)%           01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                     (18.55)%           05/01/1998
 WRL Goldman Sachs Growth**                                                                   7.03%            05/03/1999
 WRL Goldman Sachs Small Cap**                                                                7.35%            05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                        (17.34)%           05/03/1999
 WRL T. Rowe Price Small Cap**                                                               27.58%            05/03/1999
 WRL Salomon All Cap**                                                                        5.14%            05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                         66.26%            05/03/1999
 WRL Dreyfus Mid Cap**                                                                       (3.05)%           05/03/1999
 WRL Value Line Aggressive Growth                                                        N/A                   05/01/2000
 WRL Great Companies -- America(SM)                                                      N/A                   05/01/2000
 WRL Great Companies -- Technology(SM)                                                   N/A                   05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A                   01/12/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2           N/A                   01/12/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                      N/A                   01/12/2000



       * Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

      ** One year data has not been annualized.

(dagger) This percentage represents ten year performance data, rather than data since portfolio inception.

                                                TABLE 7
                            ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                     (ASSUMES NO SURRENDER AND SELECTION OF STANDARD DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                            (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)
 PORTFOLIO                                                                           1 YEAR     5 YEARS
WRL J.P. Morgan Money Market*                                                    2.59%         3.06%
 WRL AEGON Bond                                                                       (4.83)%     5.27%
 WRL Janus Growth                                                                     56.56%     37.16%
 WRL Janus Global                                                                     67.76%     30.35%
 WRL LKCM Strategic Total Return                                                       9.88%     14.23%
 WRL VKAM Emerging Growth                                                            101.16%     40.17%
 WRL Alger Aggressive Growth                                                          65.72%     33.96%
 WRL AEGON Balanced                                                                    1.02%      9.17%
 WRL Federated Growth & Income                                                        (6.31)%     9.24%
 WRL Dean Asset Allocation                                                            (7.48)%     N/A
 WRL C.A.S.E. Growth                                                                  31.23%      N/A
 WRL NWQ Value Equity                                                                  5.84%      N/A
 WRL GE International Equity                                                          22.51%      N/A
 WRL GE U.S. Equity                                                                   16.10%      N/A
 WRL Third Avenue Value                                                               13.46%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (5.65)%     N/A
 WRL Goldman Sachs Growth**                                                          N/A          N/A
 WRL Goldman Sachs Small Cap**                                                       N/A          N/A
 WRL T. Rowe Price Dividend Growth**                                                 N/A          N/A
 WRL T. Rowe Price Small Cap**                                                       N/A          N/A
 WRL Salomon All Cap**                                                               N/A          N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                 N/A          N/A
 WRL Dreyfus Mid Cap**                                                               N/A          N/A
 WRL Value Line Aggressive Growth                                                    N/A          N/A
 WRL Great Companies -- America(SM)                                                  N/A          N/A
 WRL Great Companies -- Technology(SM)                                               N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                             N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2       N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                  N/A          N/A



                                                                                                              CORRESPONDING
                                                                                           10 YEARS             PORTFOLIO
 PORTFOLIO                                                                               OR INCEPTION         INCEPTION DATE
WRL J.P. Morgan Money Market*                                                                 2.63%/dagger/    10/02/1986
 WRL AEGON Bond                                                                               5.24%/dagger/    10/02/1986
 WRL Janus Growth                                                                            21.21%/dagger/    10/02/1986
 WRL Janus Global                                                                            25.42%            12/03/1992
 WRL LKCM Strategic Total Return                                                             11.60%            03/01/1993
 WRL VKAM Emerging Growth                                                                    30.05%            03/01/1993
 WRL Alger Aggressive Growth                                                                 27.81%            03/01/1994
 WRL AEGON Balanced                                                                           6.41%            03/01/1994
 WRL Federated Growth & Income                                                                6.70%            03/01/1994
 WRL Dean Asset Allocation                                                                    8.23%            01/03/1995
 WRL C.A.S.E. Growth                                                                         16.48%            05/01/1995
 WRL NWQ Value Equity                                                                         8.60%            05/01/1996
 WRL GE International Equity                                                                 12.66%            01/02/1997
 WRL GE U.S. Equity                                                                          20.37%            01/02/1997
 WRL Third Avenue Value                                                                       1.82%            01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                     (13.04)%           05/01/1998
 WRL Goldman Sachs Growth**                                                                  15.21%            05/03/1999
 WRL Goldman Sachs Small Cap**                                                               15.52%            05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                         (9.21)%           05/03/1999
 WRL T. Rowe Price Small Cap**                                                               35.79%            05/03/1999
 WRL Salomon All Cap**                                                                       13.32%            05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                         74.53%            05/03/1999
 WRL Dreyfus Mid Cap**                                                                        5.11%            05/03/1999
 WRL Value Line Aggressive Growth                                                        N/A                   05/01/2000
 WRL Great Companies -- America(SM)                                                      N/A                   05/01/2000
 WRL Great Companies -- Technology(SM)                                                   N/A                   05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A                   01/12/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2           N/A                   01/12/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                      N/A                   01/12/2000



       * Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

      ** One year data has not been annualized.

(dagger) This percentage represents ten year performance data, rather than data since portfolio inception.

                                                TABLE 8
                            ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                                 (ASSUMES NO SURRENDER AND SELECTION OF
                                   COMPOUNDING MINIMUM DEATH BENEFIT
                          WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                            (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)
 PORTFOLIO                                                                           1 YEAR     5 YEARS
WRL J.P. Morgan Money Market*                                                           2.43%     2.90%
 WRL AEGON Bond                                                                       (4.98)%     5.11%
 WRL Janus Growth                                                                     56.32%     36.95%
 WRL Janus Global                                                                     67.51%     30.15%
 WRL LKCM Strategic Total Return                                                       9.72%     14.05%
 WRL VKAM Emerging Growth                                                            100.85%     39.96%
 WRL Alger Aggressive Growth                                                          65.47%     33.75%
 WRL AEGON Balanced                                                                    0.87%      9.00%
 WRL Federated Growth & Income                                                        (6.46)%     9.07%
 WRL Dean Asset Allocation                                                            (7.62)%     N/A
 WRL C.A.S.E. Growth                                                                  31.03%      N/A
 WRL NWQ Value Equity                                                                  5.68%      N/A
 WRL GE International Equity                                                          22.33%      N/A
 WRL GE U.S. Equity                                                                   15.92%      N/A
 WRL Third Avenue Value                                                               13.29%      N/A
 WRL J.P. Morgan Real Estate Securities                                               (5.79)%     N/A
 WRL Goldman Sachs Growth**                                                          N/A          N/A
 WRL Goldman Sachs Small Cap**                                                       N/A          N/A
 WRL T. Rowe Price Dividend Growth**                                                 N/A          N/A
 WRL T. Rowe Price Small Cap**                                                       N/A          N/A
 WRL Salomon All Cap**                                                               N/A          N/A
 WRL Pilgrim Baxter Mid Cap Growth**                                                 N/A          N/A
 WRL Dreyfus Mid Cap**                                                               N/A          N/A
 WRL Value Line Aggressive Growth                                                    N/A          N/A
 WRL Great Companies -- America(SM)                                                  N/A          N/A
 WRL Great Companies -- Technology(SM)                                               N/A          N/A
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                             N/A          N/A
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2       N/A          N/A
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                  N/A          N/A



                                                                                                              CORRESPONDING
                                                                                           10 YEARS             PORTFOLIO
 PORTFOLIO                                                                               OR INCEPTION         INCEPTION DATE
WRL J.P. Morgan Money Market*                                                                 2.47%/dagger/    10/02/1986
 WRL AEGON Bond                                                                               5.08%/dagger/    10/02/1986
 WRL Janus Growth                                                                            21.02%/dagger/    10/02/1986
 WRL Janus Global                                                                            25.22%            12/03/1992
 WRL LKCM Strategic Total Return                                                             11.43%            03/01/1993
 WRL VKAM Emerging Growth                                                                    29.85%            03/01/1993
 WRL Alger Aggressive Growth                                                                 27.61%            03/01/1994
 WRL AEGON Balanced                                                                           6.25%            03/01/1994
 WRL Federated Growth & Income                                                                6.53%            03/01/1994
 WRL Dean Asset Allocation                                                                    8.06%            01/03/1995
 WRL C.A.S.E. Growth                                                                         16.31%            05/01/1995
 WRL NWQ Value Equity                                                                         8.43%            05/01/1996
 WRL GE International Equity                                                                 12.49%            01/02/1997
 WRL GE U.S. Equity                                                                          20.18%            01/02/1997
 WRL Third Avenue Value                                                                       1.66%            01/02/1998
 WRL J.P. Morgan Real Estate Securities                                                     (13.17)%           05/01/1998
 WRL Goldman Sachs Growth**                                                                  15.03%            05/03/1999
 WRL Goldman Sachs Small Cap**                                                               15.35%            05/03/1999
 WRL T. Rowe Price Dividend Growth**                                                         (9.34)%           05/03/1999
 WRL T. Rowe Price Small Cap**                                                               35.58%            05/03/1999
 WRL Salomon All Cap**                                                                       13.14%            05/03/1999
 WRL Pilgrim Baxter Mid Cap Growth**                                                         74.26%            05/03/1999
 WRL Dreyfus Mid Cap**                                                                        4.95%            05/03/1999
 WRL Value Line Aggressive Growth                                                        N/A                   05/01/2000
 WRL Great Companies -- America(SM)                                                      N/A                   05/01/2000
 WRL Great Companies -- Technology(SM)                                                   N/A                   05/01/2000
 Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A                   01/12/2000
 Fidelity VIP II Contrafund/registered trademark/ Portfolio -- Service Class 2           N/A                   01/12/2000
 Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2                      N/A                   01/12/2000



       * Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.


      ** One year data has not been annualized.

(dagger) This percentage represents ten year performance data, rather than data since portfolio inception.




WRL00350-5/2000

                                     PART B
                                     ------

                     INFORMATION REQUIRED IN A STATEMENT OF
                             ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

                              WRL FREEDOM ENHANCER
                                VARIABLE ANNUITY

                                 Issued through
                           WRL SERIES ANNUITY ACCOUNT


                                   Offered by
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                              570 Carillon Parkway
                          St. Petersburg, Florida 33716


This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WRL Freedom EnhancerSM Variable Annuity offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May __, 2000, by calling 1-800-851-9777, or by writing to the Administrative Office, Western Reserve Life, Annuity Department, P.O. Box 9051, Clearwater, Florida 33758-9051. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this Statement of Additional Information.


THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE WRL SERIES ANNUITY ACCOUNT.




                              DATED: MAY ___, 2000

                                TABLE OF CONTENTS

                                                                                                                 PAGE

DEFINITIONS OF SPECIAL TERMS...................................................................................    2

THE CONTRACT--GENERAL PROVISIONS...............................................................................    4
     Owner.....................................................................................................    4
     Entire Contract...........................................................................................    4
     Misstatement of Age or Gender.............................................................................    4
     Addition, Deletion or Substitution of Investments.........................................................    4
     Annuity Payment Options...................................................................................    5
     Death Benefit.............................................................................................    5
     Assignment................................................................................................    8
     Proof of Age, Gender and Survival.........................................................................    8
     Non-Participating.........................................................................................    8
     Employee and Agent Purchases..............................................................................    8

CERTAIN FEDERAL INCOME TAX CONSEQUENCES .......................................................................    8
     Tax Status of the Contract................................................................................    8
     Taxation of Western Reserve...............................................................................   11

INVESTMENT EXPERIENCE..........................................................................................   11
     Accumulation Units........................................................................................   11
     Accumulation Unit Value...................................................................................   11
     Annuity Unit Value and Annuity Payment Rates..............................................................   12
     Guaranteed Minimum Income Benefit Rider - Hypothetical Illustrations......................................   13

HISTORICAL PERFORMANCE DATA ...................................................................................   15
     Money Market Yields.......................................................................................   15
     Other Subaccount Yields...................................................................................   15
     Total Returns.............................................................................................   16
     Other Performance Data....................................................................................   16
     Advertising and Sales Literature..........................................................................   17

PUBLISHED RATINGS..............................................................................................   17

ADMINISTRATION.................................................................................................   18

RECORDS AND REPORTS............................................................................................   18

DISTRIBUTION OF THE CONTRACTS..................................................................................   18

OTHER PRODUCTS.................................................................................................   18

CUSTODY OF ASSETS..............................................................................................   18

LEGAL MATTERS..................................................................................................   18

INDEPENDENT ACCOUNTANTS........................................................................................   18

OTHER INFORMATION..............................................................................................   19

FINANCIAL STATEMENTS...........................................................................................   19

                          DEFINITIONS OF SPECIAL TERMS

--------------------------- ----------------------------------------------------------------------------------------------------
accumulation period         The period between the Contract date and the maturity date while the Contract is in force.
--------------------------- ----------------------------------------------------------------------------------------------------
accumulation unit value     An accounting unit we use to calculate subaccount values during the accumulation period.
--------------------------- ----------------------------------------------------------------------------------------------------
administrative office       The address of our administrative office is:  Western Reserve, Annuity Department, P.O. Box 9051,
                            Clearwater, Florida  33758-9051.
--------------------------- ----------------------------------------------------------------------------------------------------
age                         The issue age is the annuitant's age on his/her birthday immediately preceding the Contract date.
                            Attained age is the issue age plus the number of completed Contract years. When we use the term "age"
                            in this SAI, it has the same meaning as "attained age" in the Contract.
--------------------------- ----------------------------------------------------------------------------------------------------
annuitant                   The person you named on the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.
--------------------------- ----------------------------------------------------------------------------------------------------
annuity unit value          An accounting unit we use to calculate annuity payments from the subaccounts after the maturity date.
--------------------------- ----------------------------------------------------------------------------------------------------
annuity value               The sum of the separate account value and the fixed account value.
--------------------------- ----------------------------------------------------------------------------------------------------
beneficiary(ies)            The person(s) you elect to receive the death benefit proceeds under the Contract.
--------------------------- ----------------------------------------------------------------------------------------------------
cash value                  The annuity value less the annual Contract charge, any applicable premium taxes, any surrender charge and any Guaranteed Minimum Income Benefit Rider charge.
--------------------------- ----------------------------------------------------------------------------------------------------
Code                        The Internal Revenue Code of 1986, as amended.
--------------------------- ----------------------------------------------------------------------------------------------------
Contract date               The later of the date on which the initial premium payment is received or the date that the properly completed application is received at Western Reserve's Administrative Office. It is also the date when, depending on your state of residence, we allocate your premium payment(s) either to the reallocation account or to the fixed account and the subaccounts you selected on your application. We measure Contract years and Contract anniversaries from the Contract date.
--------------------------- ----------------------------------------------------------------------------------------------------
death report day            The valuation date on which we have received both proof of the annuitant's death and your beneficiary's election regarding payment.
--------------------------- ----------------------------------------------------------------------------------------------------
fixed account               An option to which you can direct money under the Contract, other than the separate account.
                            It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account may not be available in all states.
--------------------------- ----------------------------------------------------------------------------------------------------
fixed account value         During the accumulation period, your Contract's value in the fixed account.
--------------------------- ----------------------------------------------------------------------------------------------------
funds                       Investment companies which are registered with the U.S. Securities and Exchange Commission.  The
                            Contract allows you to invest in the portfolios of the funds through our subaccounts.  We reserve the right to add other registered investment companies to the Contract in the future.
--------------------------- ----------------------------------------------------------------------------------------------------
in force                    Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.
--------------------------- ----------------------------------------------------------------------------------------------------
maturity date               The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant's 95th birthday. For Contracts issued in conjunction with the Net Income Charitable
                            Remainder Unitrust, the latest maturity date is the annuitant's 100th birthday.
--------------------------- ----------------------------------------------------------------------------------------------------
NYSE                        New York Stock Exchange.
--------------------------- ----------------------------------------------------------------------------------------------------
nonqualified Contracts      Contracts issued other than in connection with retirement plans.
--------------------------- ----------------------------------------------------------------------------------------------------
owner (you, your)           The person(s) entitled to exercise all rights under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife.
--------------------------- ----------------------------------------------------------------------------------------------------
portfolio                   A separate investment portfolio of a fund.
--------------------------- ----------------------------------------------------------------------------------------------------
Premium Enhancement         Premium Enhancements are amounts we add to your annuity value. Premium Enhancements are not considered premiums.
--------------------------- ----------------------------------------------------------------------------------------------------
premium payments            Amounts paid by an owner or on the owner's behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term "premium payment" in this SAI, it has the same meaning as "net premium payment" in the Contract, which means the premium payment less any applicable premium taxes.
--------------------------- ----------------------------------------------------------------------------------------------------
qualified Contracts         Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.
--------------------------- ----------------------------------------------------------------------------------------------------
reallocation account        The WRL J.P. Morgan Money Market subaccount.
--------------------------- ----------------------------------------------------------------------------------------------------
reallocation date           The date shown on the schedule page of your Contract when we reallocate all annuity value held in the reallocation account to the fixed account and subaccounts you selected. We place your premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your right to cancel. In all other states, the reallocation date is the Contract date.
--------------------------- ----------------------------------------------------------------------------------------------------
separate account            WRL Series Annuity Account, a separate account composed of subaccounts established to receive and invest premium payments not allocated to the fixed account.
--------------------------- ----------------------------------------------------------------------------------------------------
separate account value      During the accumulation period, your Contract's value in the separate account, which equals the total value in each subaccount.
--------------------------- ----------------------------------------------------------------------------------------------------
subaccount                  A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity option.
--------------------------- ----------------------------------------------------------------------------------------------------



--------------------------- ----------------------------------------------------------------------------------------------------
surrender                   The termination of a Contract at the option of the owner.
--------------------------- ----------------------------------------------------------------------------------------------------
valuation date/business     Each day on which the NYSE is open for trading, except when a subaccount's corresponding portfolio
day                         does not value its shares.  Western Reserve is open for business on each day that the NYSE is open.  When we use the term "business day" it has the same meaning as valuation date.
--------------------------- ----------------------------------------------------------------------------------------------------
valuation period            The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.
--------------------------- ----------------------------------------------------------------------------------------------------
Western Reserve (we, us,    Western Reserve Life Assurance Co. of Ohio.
our)
--------------------------- ----------------------------------------------------------------------------------------------------


In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Contract, which may be of interest to a prospective purchaser.

                        THE CONTRACT--GENERAL PROVISIONS
OWNER

The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with Western Reserve's consent;
(4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of the owner's spouse in a community or marital property state.



A joint owner may only be a spouse and may be named in the Contract application or in a written notice. The surviving joint owner will become the sole owner upon the other joint owner's death, if one joint owner dies before the annuitant. If the surviving joint owner dies before the annuitant, the surviving joint owner's estate will become the owner, provided no beneficiary is named and alive. However, if a beneficiary is named and alive, the beneficiary will receive the death benefit.

Note Carefully. If the surviving joint owner's estate becomes the new owner, and if no probate estate is opened because the surviving joint owner has precluded the opening of a probate estate by means of a trust or other instrument, unless Western Reserve has received written notice of the trust as a successor owner signed prior to the surviving joint owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if the necessary written notice has not been received by Western Reserve.


The owner may change the ownership of the Contract in a written notice. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will take effect as of the date Western Reserve accepts the written notice. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing the owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

The Contract and any endorsements thereon and the Contract application constitute the entire contract between Western Reserve and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the annuitant has been misstated, Western Reserve will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or gender. The dollar amount of any underpayment Western Reserve makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Western Reserve due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof Western Reserve finds satisfactory.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any portfolios of a fund and to substitute shares of another portfolio of a fund (or of another open-end registered investment company) if the shares of a portfolio are no longer available for investment or, if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner's interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the "SEC") to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law.

We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Western Reserve, marketing, tax, investment or other conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by Western Reserve. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of Western Reserve's domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under Payment Option D as Variable Life Income with 10 years of guaranteed payments.

Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date, which cannot be changed thereafter and will remain in effect until the Contract terminates. If a separate account annuity option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract's existing allocation options will remain in effect until the Contract terminates. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.

DETERMINATION OF THE FIRST VARIABLE PAYMENT. The amount of the first variable payment is determined by multiplying the annuity proceeds times the appropriate rate for the variable option selected. The rates are based on the Society of Actuaries 1983 Individual Mortality Table A with projection Scale G and a 5% effective annual assumed investment return and assuming a maturity date in the year 2000. Gender based mortality tables will be used unless prohibited by law. The amount of the first variable payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, at the maturity date, adjusted as follows:


          MATURITY DATE                                    ADJUSTED AGE
         -------------                                    ------------
          Before 2001                          Actual Age
          2001-2010                            Actual Age minus 1
          2011-2020                            Actual Age minus 2
          2021-2030                            Actual Age minus 3
          2031-2040                            Actual Age minus 4
          After 2040                           As determined by Western Reserve

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

DETERMINATION OF ADDITIONAL VARIABLE PAYMENTS. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

DEATH BENEFIT

ADJUSTED PARTIAL SURRENDER. A partial surrender will reduce the amount of your annual step-up death benefit or compounding minimum death benefit, if selected, by an amount called the adjusted partial surrender. The reduction depends on the relationship between the annual step-up death benefit (or compounding minimum death benefit), and annuity value. The adjusted partial surrender is the amount of a partial surrender times the ratio of [(a) divided by (b)] where:

(a) is the amount of either death benefit prior to the excess partial surrender; and
(b) is the annuity value prior to the excess partial surrender.


THE FOLLOWING EXAMPLES DESCRIBE THE EFFECT OF SURRENDER ON THE ANNUAL STEP-UP
DEATH BENEFIT OR COMPOUNDING MINIMUM DEATH BENEFIT, AND ANNUITY VALUE.


----------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 1
                                                    (ASSUMED FACTS FOR EXAMPLE)
----------------------------------------------------------------------------------------------------------------------------------
         $75,000  current annual step-up death benefit (ASUDB) or compounding minimum death benefit (CMDB) before surrender
----------------- ----------------------------------------------------------------------------------------------------------------
         $50,000  current annuity value before surrender
----------------- ----------------------------------------------------------------------------------------------------------------
         $75,000  current death benefit (larger of annuity value and ASUDB or CMDB)
----------------- ----------------------------------------------------------------------------------------------------------------
              6%  current surrender charge percentage
----------------- ----------------------------------------------------------------------------------------------------------------
         $15,000  requested partial surrender
----------------- ----------------------------------------------------------------------------------------------------------------
         $10,000  surrender charge-free amount
----------------- ----------------------------------------------------------------------------------------------------------------
          $5,000  excess partial surrender-EPS  (amount subject to surrender charge)
----------------- ----------------------------------------------------------------------------------------------------------------
         $319.15  surrender charge on EPS = 0.06*(5,319.15)
----------------- ----------------------------------------------------------------------------------------------------------------
       $5,319.15  reduction in annuity value due to excess partial surrender = 5,000 + 319.15
----------------- ----------------------------------------------------------------------------------------------------------------
         $22,500  adjusted partial surrender = $15,000* (75,000/50,000)
----------------- ----------------------------------------------------------------------------------------------------------------
         $52,500  new ASUDB or CMDB (after partial surrender) = 75,000 - 22,500
----------------- ----------------------------------------------------------------------------------------------------------------
      $34,680.85  new annuity value (after partial surrender) = 50,000 - 10,000 - 5,319.15
----------------- ----------------------------------------------------------------------------------------------------------------

SUMMARY:

Reduction in ASUDB or CMDB .........                 =  $22,500.00
Reduction in annuity value .........                 =  $15,319.15

NOTE: The ASUDB or CMDB is reduced more than the annuity value since the ASUDB or CMDB was greater than the annuity value just prior to the partial surrender.

-----------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 2
                                                             ---------
                                                    (Assumed Facts for Example)
-----------------------------------------------------------------------------------------------------------------------------------
        $50,000  current annual step-up death benefit (ASUDB) or compounding minimum death benefit (CMDB) before surrender
---------------- ------------------------------------------------------------------------------------------------------------------
        $75,000  current annuity value before partial surrender
---------------- ------------------------------------------------------------------------------------------------------------------
        $75,000  current death benefit (larger of annuity value and ASUDB or CMDB)
---------------- ------------------------------------------------------------------------------------------------------------------
             6%  current surrender charge percentage
---------------- ------------------------------------------------------------------------------------------------------------------
        $15,000  requested partial surrender
---------------- ------------------------------------------------------------------------------------------------------------------
        $11,250  surrender charge-free amount
---------------- ------------------------------------------------------------------------------------------------------------------
          $3,750 excess partial surrender-EPS  (amount subject to surrender charge)
---------------- ------------------------------------------------------------------------------------------------------------------
        $239.36  surrender charge on EPS less EIA = 0.06* (3,989.36)
---------------- ------------------------------------------------------------------------------------------------------------------
       $3,989.36 reduction in annuity value due to EPS = 3,750 + 239.36
---------------- ------------------------------------------------------------------------------------------------------------------
        $15,000  adjusted partial surrender = $15,000* (75,000/75,000)
---------------- ------------------------------------------------------------------------------------------------------------------
        $35,000  new ASUDB or CMDB (after partial surrender) = 50,000 -15,000
---------------- ------------------------------------------------------------------------------------------------------------------
     $59,760.64  new annuity value (after partial surrender) = 75,000 -11,250 - 3,989.36
---------------- ------------------------------------------------------------------------------------------------------------------

SUMMARY:

Reduction in ASUDB or CMDB .........=  $15,000.00
Reduction in annuity value .........=  $15,239.36

NOTE: The ASUDB or CMDB and annuity value are reduced by the same amount since the annuity value was higher than the ASUDB or AMDB just prior to the partial surrender.

DEATH OF OWNER. Federal tax law requires that if any owner (including any surviving joint owner who has become a current owner) dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences on page 8 for a detailed description of these rules. Other rules may apply to qualified Contracts.


If the owner (or a surviving joint owner) is not the annuitant and dies before the annuitant:

o if no beneficiary is named and alive, the owner's estate will become the new owner. The cash value must be distributed within five years of the former owner's death;
o if the beneficiary is alive and is the owner's spouse, the Contract will continue with the spouse as the new owner; or
o if the beneficiary is alive and is not the owner's spouse, the beneficiary will become the new owner. The cash value must be distributed either:
  o  within five years of the former owner's death; or
  o over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner's death; or
  o over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner's death.

DEATH OF ANNUITANT. Due proof of death of the annuitant is proof that the annuitant who is an owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options unless a settlement agreement is effective at the owner's death preventing such election.


If the annuitant dies during the accumulation period and the owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. In the event of joint owners, the younger joint owner will automatically become the new annuitant and this Contract will continue. If the annuitant dies during the accumulation period and the owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary. The new owner generally must surrender the Contract for the annuity value within five years of the annuitant's death.

If the annuitant was an owner, and the beneficiary was not the deceased annuitant's spouse, (1) the death benefit must be distributed within five years of the date of the annuitant/deceased owner's death, or (2) payments must begin no later than one year after the annuitant/deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/deceased owner's death. If the sole beneficiary is the annuitant/deceased owner's surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences on page 8.)

If the beneficiary elects to receive the death benefit proceeds under option
(1), then: (a) we will allow the beneficiary to make only ONE partial surrender during the five-year period. That surrender must be made at the time option (1) is elected. No surrender charge will apply to this surrender; (b) we will allow the beneficiary to make ONE transfer to and from the subaccounts and the fixed account during the five-year period. That transfer must be made at the time option (1) is elected; (c) we will deduct the annual Contract charge each year during the five-year period; (d) we will not apply any surrender charge to the total distribution of the Contract; (e) we will not permit annuitization at the end of the five-year period; and (f) if the beneficiary dies during the five-year period, we will pay the remaining value of the Contract first to the contingent beneficiary named by the owner. If no contingent beneficiary is named, then we will make payments to the beneficiary's estate. The beneficiary is not permitted to name his or her own beneficiary.


If there are joint owners, the annuitant is not the owner, and the one joint owner dies prior to the maturity date, the surviving joint owner may surrender the Contract at any time for the amount of the adjusted annuity value.

BENEFICIARY. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary during the annuitant's lifetime by sending written notice to us. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice. We will not be liable for any payment made before the written notice is received. Unless we receive written notice from the owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary's creditors.

ASSIGNMENT


During the annuitant's lifetime and prior to the maturity date (subject to any irrevocable beneficiary's rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our administrative office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.


With regard to qualified Contracts, ownership of the Contract generally may be assigned, but any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

PROOF OF AGE, GENDER AND SURVIVAL

We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

The Contract will not share in Western Reserve's surplus earnings; no dividends will be paid.

EMPLOYEE AND AGENT PURCHASES

The Contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the Contract or by their spouse or minor children, or by an officer, director, trustee or bona fide full-time employee of Western Reserve or its affiliated companies or their spouse or minor children. In such a case, we may credit an amount equal to a percentage of each premium payment to the Contract due to lower acquisition costs we experience on those purchases. The credit will be reported to the Internal Revenue Service ("IRS") as taxable income to the employee or registered representative. We may offer, in our discretion, certain employer sponsored savings plans, reduced or waived fees and charges including, but not limited to, the surrender charge and the annual Contract charge, for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which we are not presently aware which could result in reduced sales or distribution expenses. Credits to the Contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY DOES NOT CONSTITUTE TAX ADVICE. IT IS A GENERAL DISCUSSION OF CERTAIN OF THE EXPECTED FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN AND DISTRIBUTIONS WITH RESPECT TO A CONTRACT BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, PROPOSED AND FINAL TREASURY REGULATIONS THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE. THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND DOES NOT DISCUSS STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.


DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under section 817(h) (Treas. Reg. (ss.) 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the funds and their portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Western Reserve's qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular subaccounts without being treated as owners of underlying assets."


The ownership rights under the Contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more subaccounts in which to allocate premiums and annuity values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the separate account. We therefore reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the separate account.


DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiarY. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.


QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.


For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant)(i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.


INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) the total premium payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial surrenders must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. If your Contract is used in connection with an IRA, only rollover or transfer contributions are permitted. No regular contributions may be made. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an IRA, including a Roth IRA, may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The Contract provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Contract as an IRA. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Contract, comports with IRA qualification requirements.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. As with the traditional IRA, only rollover or transfer contributions are permitted. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.


SECTION 403(B) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor. Additionally, in accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

TAXATION OF WESTERN RESERVE

Western Reserve at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

                              INVESTMENT EXPERIENCE

ACCUMULATION UNITS


Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of a fund less any applicable charges or fees.


Upon allocation to the selected subaccount of the separate account, premium payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount's value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

The number of units that your Contract has in each subaccount is equal to:

1. The initial units purchased on the Contract date; plus
2. Units purchased at the time additional premium payments are allocated to the subaccount; plus
3. Units purchased by the Premium Enhancement payment on initial or additional premium payments; plus
4. Units purchased through transfers from another subaccount or the fixed account; minus
5. Any units that are redeemed to pay for partial surrenders; minus
6. Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus
7. Any units that are redeemed to pay the annual Contract charge, any premium taxes, any Guaranteed Minimum Income Benefit Rider charge and any transfer charge.

The value of an accumulation unit was arbitrarily established at $10.00 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE, on each day the NYSE is open.

ACCUMULATION UNIT VALUE


The accumulation unit value will vary from one valuation period to the next depending on the investment returns experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is determined by multiplying the accumulation unit value for that subaccount at the end of the immediately preceding valuation period by the net investment factor for that subaccount for the current valuation period.

During the accumulation period, the net investment factor measures investment experience for a valuation period. Each subaccount has its own distinct net investment factor. The net investment factor for the Contract used to calculate the value of an accumulation unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

         (i)      is the result of:

                  (1) the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus
                  (2) the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
                  (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount.

         (ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

         (iii) is a factor representing the mortality and expense risk charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of each subaccount.

During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 1.25% of net assets for each day in the valuation period (1.40% if the compounding minimum death benefit is added) and compensates us for certain mortality and expense risks. The administrative charge is deducted at an annual rate of 0.40% of net assets for each day in the valuation period and compensates us for certain administrative expenses. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

The discussion in this section assumes the Guaranteed Minimum Income Benefit Rider (the "Rider") is not included in the Contract.


The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges including the separate account annuitization charge that will equal an annual rate of 1.40%) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:


      (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;
      (b) is the net investment factor for that subaccount for the valuation period; and
      (c) is the investment  return adjustment factor for the valuation period.

The investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

         (i)      is the result of:

                  (1) the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus
                  (2) the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
                  (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount.

         (ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.


         (iii) is a factor representing the separate account annuitization charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of each subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.


The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. The Contract also contains a table for determining the adjusted age of the annuitant. See Determination of the First Variable Payment on page 5 of this SAI.


               ILLUSTRATION OF CALCULATIONS FOR ANNUITY UNIT VALUE
                          AND VARIABLE ANNUITY PAYMENTS

           FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE

Annuity unit value = ABC

Where: A =        Annuity unit value for the immediately preceding valuation period.
                  Assume..............................................................................  = $ X
       B =        Net investment experience factor for the valuation period for which the annuity unit value is being calculated.
                  Assume................................................................................ = Y
       C =        A factor to neutralize the assumed interest rate of 5% built into the annuity tables used.
                  Assume................................................................................ = Z

Then, the annuity unit value is:....$ XYZ = $Q

               FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF
                     FIRST MONTHLY VARIABLE ANNUITY PAYMENT

First monthly variable annuity payment =       A B
                                               ---
                                             $1,000

Where:   A =      The annuity value as of the maturity date.
                  Assume.........................................................................  = $ X
         B =      The annuity  purchase  rate per $1,000  based upon the option  selected,  the gender and adjusted age of the annuitant according to the tables contained in the Contract.
                  Assume.........................................................................  = $ Y

Then, the first monthly variable annuity payment = $XY = $Z
                                                   --------
                                                     1,000

      FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS
              REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

Number of annuity units =   A
                            -
                            B

Where: A =        The dollar amount of the first monthly variable annuity payment.
                  Assume.........................................................................  = $ X
       B =        The annuity unit value for the valuation date on which the first monthly payment is due.
                  Assume.........................................................................  = $ Y

Then, the number of annuity units =   $ X =  Z
                                      ---
                                      $ Y

GUARANTEED MINIMUM INCOME BENEFIT RIDER (THE "RIDER") - HYPOTHETICAL
ILLUSTRATIONS

This discussion assumes the Rider is included in the Contract.

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the Rider for a $100,000 premium when annuity payments do not begin until the Contract anniversary indicated in the left-hand column. These figures
                                       13
assume that there were no subsequent premium payments or partial surrenders, that there were no premium taxes and that the $100,000 premium is annuitized under the Rider. Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a life only and a life with 10-year certain basis. These hypothetical illustrations assume that the annuitant is (or both annuitants are) 60 years old when the Contract is issued, that the annual growth rate is 6.0% (once established, an annual growth rate will not change during the life of the Rider), and that there was no upgrade of the minimum annuitization value. The figures below are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments will be calculated using a 5% assumed investment return and a 2.50% daily separate account annuitization charge, provided no upgrade in minimum annuitization value has occurred).

Illustrations of guaranteed minimum monthly payments based on other assumptions will be provided upon request.

-------------------------- --------------------------------- -------------------------------- -----------------------------------
RIDER ANNIVERSARY AT
EXERCISE DATE                            MALE                            FEMALE                        JOINT & SURVIVOR

-------------------------- --------------------------------- -------------------------------- -----------------------------------
                              LIFE ONLY         LIFE 10        LIFE ONLY         LIFE 10        LIFE ONLY          LIFE 10
-------------------------- ----------------- --------------- --------------- ---------------- --------------- -------------------
10 (age 70)                    $ 1,135            $ 1,067         $   976           $   949        $   854           $   852
-------------------------- ----------------- --------------- --------------- ---------------- --------------- -------------------
15                                1,833              1,634          1,562             1,469          1,332             1,318
-------------------------- ----------------- --------------- --------------- ---------------- --------------- -------------------
20 (age 80)                       3,049              2,479          2,597             2,286          2,145             2,078
-------------------------- ----------------- --------------- --------------- ---------------- --------------- -------------------

Life Only = Life Annuity with No Period Certain     Life 10 = Life Annuity with
10 Years Certain

These hypothetical illustrations should not be deemed representative of past or future performance of any underlying variable investment option.

Partial surrenders will affect the minimum annuitization value as follows: Each Contract year, partial surrenders up to the limit of the minimum annuitization value on the last Contract anniversary multiplied by the annual growth rate reduce the minimum annuitization value on a dollar-for-dollar basis. Partial surrenders over this limit will reduce the minimum annuitization value by an amount equal to the excess partial surrender amount multiplied by the ratio of the minimum annuitization value immediately prior to the excess partial surrender to the annuity value immediately prior to the excess partial surrender.

The amount of the first payment provided by the Rider will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the Rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) gender (or without regard to gender if required by law), age, and the Rider payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table A" mortality table improved to the year 2000 with projection Scale G. Subsequent payments will be calculated as described in the Rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The scheduled payment on each subsequent Contract anniversary after annuitization using the Rider will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a Contract year is greater than the scheduled payment for that Contract year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a Contract year is less than the scheduled payment for that Contract year, then there will be a reduction in the number of annuity units credited to the Contract to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your Contract. Purchases and reductions of annuity units will be allocated to each subaccount on a proportionate basis.

We bear the risk that we will need to make payments if all annuity units have been used in an attempt to maintain the scheduled payment at the initial payment level. In such an event, we will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate us for this risk, the separate account annuitization charge will be deducted.

                           HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

YIELD - The yield quotation set forth in the prospectus for the WRL J.P. Morgan Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

EFFECTIVE YIELD - The effective yield quotation for the WRL J.P. Morgan Money Market subaccount set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

             EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1} (365/7)) - 1

     The effective yield is shown at least to the nearest hundredth of one percent.


HYPOTHETICAL CHARGE - For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract, nor do they reflect the surrender charge that may be assessed at the time of surrender in an amount ranging up to 8% of the requested amount. The specific surrender charge percentage applicable to a particular surrender depends on the length of time premium payments have been held under the Contract and whether surrenders have been made previously during that Contract year. (See Expenses--Surrender Charge on page 35 of the prospectus.) No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the WRL J.P. Morgan Money Market subaccount and the fund are excluded from the calculation of yield.

The yield on amounts held in the WRL J.P. Morgan Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The WRL J.P. Morgan Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the WRL J.P. Morgan Money Market, the types and quality of portfolio securities held by the WRL J.P. Morgan Money Market and its operating expenses.


OTHER SUBACCOUNT YIELDS

The yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, representing the accumulation period set forth in the prospectus is based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:

                      YIELD = 2[ ( a - b + 1)(6) -1]
                                  ------
                                   cd

Where:   A = net investment income earned during the period by the corresponding portfolio of a fund attributable to shares owned by the subaccount.


         B =  expenses accrued for the period (net of reimbursement).
         C =  the average daily number of units outstanding during the period.
         D =  the maximum offering price per unit on the last day of the period.

For purposes of the yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. The calculations do not take into account any premium taxes or any transfer or surrender charges.


Premium taxes currently range from 0% to 3.5% of premium payments depending upon the jurisdiction in which the Contract is delivered. A surrender charge may be assessed at the time of surrender in an amount ranging up to 8% of the requested amount, with the specific percentage applicable to a particular surrender depending on the length of time premium payments were held under the Contract, and whether surrenders had been made previously during that Contract year. (See Expenses--Surrender Charge on page 35 of the prospectus.)

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.


TOTAL RETURNS


The total return quotations set forth in the prospectus for all subaccounts, except the WRL J.P. Morgan Money Market subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, five, and ten-year periods (or, while a subaccount has been in existence for a period of less than one, five and ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the first date any subaccounts investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value adjusted to reflect current subaccount charges and the crediting of the Premium Enhancement to the initial premium payment, according to the following formula:


                                 P(1 + T)(n) = ERV

Where:   P               =   a hypothetical initial payment of $10,000
         T               =   average annual total return
         N               =   number of years
         ERV             =   ending redeemable value of a hypothetical $10,000
                             payment made at the beginning of each period at the end of each period.


For purposes of the total return quotations for all subaccounts, except the WRL J.P. Morgan Money Market subaccount, the calculations take into account current fees that are charged under the Contract to all owner accounts during the accumulation period, except the 0.30% for the original Rider, and the crediting of the Premium Enhancement to the initial premium payment. Such fees include the mortality and expense risk charge, the administrative charge and the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. (The calculations may also reflect the mortality and expense risk charge for the compounding minimum death benefit.) The calculations do not reflect the 0.30% charge for the Rider. The calculations also assume a complete surrender as of the end of the particular period. The calculations do not reflect any deduction for premium taxes or any transfer charge that may be applicable to a particular Contract.


OTHER PERFORMANCE DATA


We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be increased by any Premium Enhancement or reduced by the surrender charge under the Contract and that the data may be presented for different time periods and for different premium payment amounts. NON-STANDARDIZED PERFORMANCE DATA WILL ONLY BE DISCLOSED IF STANDARDIZED PERFORMANCE DATA FOR THE REQUIRED PERIODS IS ALSO DISCLOSED.


We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios.

We calculate cumulative total returns according to the following formula:

                                  (1 + T)(n) - 1

Where:         T and N are the same values as above

In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

For instance, we may disclose average annual total returns for the portfolios reduced by all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 1.25% (1.40% if the compounding minimum death benefit is added), the administrative charge of 0.40% and the $30 annual Contract charge (based on a separate account value of $10,000, the annual Contract charge is translated into an annual charge of 0.30%). Such data assumes a complete surrender of the Contract at the end of the period. THE CHARGE FOR THE OPTIONAL RIDER OF 0.30% OF THE MINIMUM ANNUITIZATION VALUE WILL NOT BE DEDUCTED.

ADVERTISING AND SALES LITERATURE

From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance,
(2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of premium payments made on a "before tax" basis through a tax-qualified plan with those made on an "after tax" basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of premium payments.

As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

                                PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's, and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance contracts in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-contract obligations such as debt or commercial paper obligations. These ratings do not apply to the separate account, its subaccounts, the funds or their portfolios, or to their performance.

                                 ADMINISTRATION

Western Reserve performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

                               RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by WRL Investment Services, Inc. As presently required by the 1940 Act and regulations promulgated thereunder, Western Reserve will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. Contract owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.


The Contracts are offered to the public through broker-dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG. Western Reserve will generally pay broker-dealers sales commissions in an amount equal to 4.25% of premium payments. In addition, broker-dealers may receive trail commissions of 0.90% of the annuity value (excluding the fixed account) in each Contract year, starting at the end of the first quarter of the ninth Contract year, provided the Contract has an annuity value of $10,000 or more in the subaccounts. These commissions are not deducted from premium payments. Certain production, persistency and managerial bonuses may also be paid. Alternatively, compensation schedules may be structured to pay lower compensation amounts on premium payments with trail commissions starting at an earlier duration. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker-dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.


                                 OTHER PRODUCTS

Western Reserve makes other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment choices or charges.

                                CUSTODY OF ASSETS

The assets of the separate account are held by Western Reserve. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. WRL Investment Services, Inc. maintains records of all purchases and redemptions of shares of the funds. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $10 million, covering all of the employees of AEGON U.S. and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP has provided advice on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts. All matters of Ohio law pertaining to the Contracts, including the validity of the Contracts and Western Reserve's right to issue the Contracts under Ohio insurance law, have been passed upon by Thomas E. Pierpan, Esq., Senior Vice President, General Counsel and Assistant Secretary of Western Reserve.

                             INDEPENDENT ACCOUNTANTS


The accounting firm of PricewaterhouseCoopers LLP, independent certified public accountants, provided audit services to the separate account for the year ended December 31, 1999. The principal business address of PricewaterhouseCoopers LLP is 400 North Ashley Street, Suite 2800, Tampa, Florida 33602-4319. The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to Western Reserve for the year ended December 31, 1999. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

                                OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS


The values of an owner's interest in the separate account will be affected solely by the investment returns of the selected subaccount(s). Western Reserve's financial statements, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.


Financial statements for Western Reserve as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Western Reserve Life Assurance Co. of Ohio and Contract Owners of the WRL Series Annuity Account


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Subaccounts constituting the WRL Series Annuity Account (a separate account of Western Reserve Life Assurance Co. of Ohio ("WRL")) at December 31, 1999, the results of each of their operations, the changes in each of their net assets and financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of WRL's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements' presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tampa, Florida
February 16, 2000

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                                 WRL             WRL             WRL              WRL
                                                             J.P. MORGAN        AEGON           JANUS            JANUS
                                                            MONEY MARKET        BOND           GROWTH           GLOBAL
                                                             SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ...............................................       367,330          11,747           34,589           38,303
                                                               =======          ======           ======           ======
  Cost .................................................     $ 367,330       $ 135,532      $ 1,620,829      $   837,123
                                                             =========       =========      ===========      ===========
 Investment, at net asset value ........................     $ 367,330       $ 124,601      $ 2,697,769      $ 1,434,873
 Transfers receivable from depositor ...................           866               0              982              820
                                                             ---------       ---------      -----------      -----------
  Total assets .........................................       368,196         124,601        2,698,751        1,435,693
                                                             ---------       ---------      -----------      -----------
LIABILITIES:
 Accrued expenses ......................................             0               0                0                0
 Transfers payable to depositor ........................        (1,878)           (435)          (1,415)            (500)
                                                             ---------       ---------      -----------      -----------
  Total liabilities ....................................        (1,878)           (435)          (1,415)            (500)
                                                             ---------       ---------      -----------      -----------
  Net assets ...........................................     $ 366,318       $ 124,166      $ 2,697,336      $ 1,435,193
                                                             =========       =========      ===========      ===========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................     $  96,984       $  37,241      $ 1,166,818      $   458,385
   Class B .............................................       269,284          86,875        1,530,405          976,752
   Class C .............................................             0               0                0                0
   Class D .............................................             0               0                0                0
  Depositor's equity:
   Class A .............................................             0               0                0                0
   Class B .............................................             0               0               59                0
   Class C .............................................            25              25               27               28
   Class D .............................................            25              25               27               28
                                                             ---------       ---------      -----------      -----------
    Net assets applicable to units outstanding .........     $ 366,318       $ 124,166      $ 2,697,336      $ 1,435,193
                                                             =========       =========      ===========      ===========
  Contract Owners' units:
   Class A .............................................         6,518           1,843           11,831            8,767
   Class B .............................................        21,724           6,281           32,274           18,875
   Class C .............................................             0               0                0                0
   Class D .............................................             0               0                0                0
  Depositor's units:
   Class A .............................................             0               0                0                0
   Class B .............................................             0               0                1                0
   Class C .............................................             3               3                3                3
   Class D .............................................             3               3                3                3
                                                             ---------       ---------      -----------      -----------
    Units outstanding ..................................        28,248           8,130           44,112           27,648
                                                             =========       =========      ===========      ===========
   Accumulation unit value - Class A ...................     $   14.88       $   20.20      $     98.62      $     52.29
                                                             =========       =========      ===========      ===========
   Accumulation unit value - Class B ...................     $   12.40       $   13.83      $     47.42      $     51.75
                                                             =========       =========      ===========      ===========
   Accumulation unit value - Class C ...................     $   10.05       $    9.98      $     10.87      $     11.39
                                                             =========       =========      ===========      ===========
   Accumulation unit value - Class D ...................     $   10.05       $    9.98      $     10.87      $     11.39
                                                             =========       =========      ===========      ===========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS

                                                                 WRL              WRL             WRL
                                                                LKCM             VKAM            ALGER          WRL
                                                              STRATEGIC        EMERGING       AGGRESSIVE       AEGON
                                                            TOTAL RETURN        GROWTH          GROWTH        BALANCED
                                                             SUBACCOUNT       SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investments in WRL Series Fund, Inc.:
  Shares ...............................................        30,439            27,834         22,415         6,993
                                                                ======            ======         ======         =====
  Cost .................................................     $ 444,233       $   742,889      $ 464,568      $ 85,165
                                                             =========       ===========      =========      ========
 Investment, at net asset value ........................     $ 512,796       $ 1,280,534      $ 745,871      $ 88,532
 Transfers receivable from depositor ...................           353             1,389            277             0
                                                             ---------       -----------      ---------      --------
  Total assets .........................................       513,149         1,281,923        746,148        88,532
                                                             ---------       -----------      ---------      --------
LIABILITIES:
 Accrued expenses ......................................             0                 0              0             0
 Transfers payable to depositor ........................           (48)             (148)           (32)          (94)
                                                             ---------       -----------      ---------      --------
  Total liabilities ....................................           (48)             (148)           (32)          (94)
                                                             ---------       -----------      ---------      --------
  Net assets ...........................................     $ 513,101       $ 1,281,775      $ 746,116      $ 88,438
                                                             =========       ===========      =========      ========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................     $ 156,928       $   390,626      $ 170,691      $ 21,830
   Class B .............................................       356,072           891,089        575,367        66,558
   Class C .............................................             0                 0              0             0
   Class D .............................................             0                 0              0             0
  Depositor's equity:
   Class A .............................................             0                 0              0             0
   Class B .............................................            49                 0              0             0
   Class C .............................................            26                30             29            25
   Class D .............................................            26                30             29            25
                                                             ---------       -----------      ---------      --------
    Net assets applicable to units outstanding .........     $ 513,101       $ 1,281,775      $ 746,116      $ 88,438
                                                             =========       ===========      =========      ========
  Contract Owners' units:
   Class A .............................................         7,040             6,154          3,898         1,453
   Class B .............................................        16,135            14,179         13,252         4,467
   Class C .............................................             0                 0              0             0
   Class D .............................................             0                 0              0             0
  Depositor's units:
   Class A .............................................             0                 0              0             0
   Class B .............................................             2                 0              0             0
   Class C .............................................             3                 3              3             3
   Class D .............................................             3                 3              3             3
                                                             ---------       -----------      ---------      --------
    Units outstanding ..................................        23,183            20,339         17,156         5,926
                                                             =========       ===========      =========      ========
   Accumulation unit value - Class A ...................     $   22.29       $     63.48      $   43.79      $  15.03
                                                             =========       ===========      =========      ========
   Accumulation unit value - Class B ...................     $   22.07       $     62.85      $   43.42      $  14.90
                                                             =========       ===========      =========      ========
   Accumulation unit value - Class C ...................     $   10.32       $     12.11      $   11.70      $  10.00
                                                             =========       ===========      =========      ========
   Accumulation unit value - Class D ...................     $   10.32       $     12.11      $   11.70      $  10.00
                                                             =========       ===========      =========      ========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS

                                                                WRL
                                                             FEDERATED         WRL            WRL            WRL
                                                             GROWTH &      DEAN ASSET      C.A.S.E.          NWQ
                                                              INCOME       ALLOCATION       GROWTH       VALUE EQUITY
                                                            SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ...............................................        5,239         18,679          4,183           8,647
                                                                =====         ======          =====           =====
  Cost .................................................     $ 64,802      $ 250,586       $ 61,945       $ 117,027
                                                             ========      =========       ========       =========
 Investment, at net asset value ........................     $ 57,131      $ 226,587       $ 65,682       $ 110,415
 Transfers receivable from depositor ...................            1              0              0               0
                                                             --------      ---------       --------       ---------
  Total assets .........................................       57,132        226,587         65,682         110,415
                                                             --------      ---------       --------       ---------
LIABILITIES:
 Accrued expenses ......................................            0              0              0               0
 Transfers payable to depositor ........................          (25)          (342)           (83)           (314)
                                                             --------      ---------       --------       ---------
  Total liabilities ....................................          (25)          (342)           (83)           (314)
                                                             --------      ---------       --------       ---------
  Net assets ...........................................     $ 57,107      $ 226,245       $ 65,599       $ 110,101
                                                             ========      =========       ========       =========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................     $ 11,318      $  59,161       $ 14,425       $  32,947
   Class B .............................................       45,739        167,034         51,124          77,102
   Class C .............................................            0              0              0               0
   Class D .............................................            0              0              0               0
  Depositor's equity:
   Class A .............................................            0              0              0               0
   Class B .............................................            0              0              0               0
   Class C .............................................           25             25             25              26
   Class D .............................................           25             25             25              26
                                                             --------      ---------       --------       ---------
    Net assets applicable to units outstanding .........     $ 57,107      $ 226,245       $ 65,599       $ 110,101
                                                             ========      =========       ========       =========
  Contract Owners' units:
   Class A .............................................          742          3,845            684           2,371
   Class B .............................................        3,024         10,939          3,137           5,579
   Class C .............................................            0              0              0               0
   Class D .............................................            0              0              0               0
  Depositor's units:
   Class A .............................................            0              0              0               0
   Class B .............................................            0              0              0               0
   Class C .............................................            3              3              3               3
   Class D .............................................            3              3              3               3
                                                             --------      ---------       --------       ---------
    Units outstanding ..................................        3,772         14,790          3,827           7,956
                                                             ========      =========       ========       =========
   Accumulation unit value - Class A ...................     $  15.26      $   15.38       $  21.10       $   13.90
                                                             ========      =========       ========       =========
   Accumulation unit value - Class B ...................     $  15.13      $   15.27       $  16.30       $   13.82
                                                             ========      =========       ========       =========
   Accumulation unit value - Class C ...................     $  10.07      $    9.91       $  10.05       $   10.42
                                                             ========      =========       ========       =========
   Accumulation unit value - Class D ...................     $  10.07      $    9.91       $  10.05       $   10.42
                                                             ========      =========       ========       =========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS

                                                                 WRL
                                                             GE/SCOTTISH                          WRL            WRL
                                                              EQUITABLE           WRL            THIRD       J.P. MORGAN
                                                            INTERNATIONAL          GE           AVENUE       REAL ESTATE
                                                                EQUITY        U.S. EQUITY        VALUE       SECURITIES
                                                              SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ...............................................         1,850             9,657          1,495            243
                                                                 =====             =====          =====            ===
  Cost .................................................      $ 23,929         $ 142,695       $ 13,720       $  2,057
                                                              ========         =========       ========       ========
 Investment, at net asset value ........................      $ 26,415         $ 152,501       $ 15,626       $  1,955
 Transfers receivable from depositor ...................             0               195              0            130
                                                              --------         ---------       --------       --------
  Total assets .........................................        26,415           152,696         15,626          2,085
                                                              --------         ---------       --------       --------
LIABILITIES:
 Accrued expenses ......................................             0                 0              0              0
 Transfers payable to depositor ........................           (14)              (19)          (115)             0
                                                              --------         ---------       --------       --------
  Total liabilities ....................................           (14)              (19)          (115)             0
                                                              --------         ---------       --------       --------
  Net assets ...........................................      $ 26,401         $ 152,677       $ 15,511       $  2,085
                                                              ========         =========       ========       ========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................      $  5,881         $  32,459       $  5,309       $    207
   Class B .............................................        20,464           120,166         10,148          1,386
   Class C .............................................             0                 0              0              0
   Class D .............................................             0                 0              0              0
  Depositor's equity:
   Class A .............................................             0                 0              0            200
   Class B .............................................             0                 0              0            240
   Class C .............................................            28                26             27             26
   Class D .............................................            28                26             27             26
                                                              --------         ---------       --------       --------
    Net assets applicable to units outstanding .........      $ 26,401         $ 152,677       $ 15,511       $  2,085
                                                              ========         =========       ========       ========
  Contract Owners' units:
   Class A .............................................           403             1,823            505             26
   Class B .............................................         1,408             6,781            968            173
   Class C .............................................             0                 0              0              0
   Class D .............................................             0                 0              0              0
  Depositor's units:
   Class A .............................................             0                 0              0             25
   Class B .............................................             0                 0              0             30
   Class C .............................................             3                 3              3              3
   Class D .............................................             3                 3              3              3
                                                              --------         ---------       --------       --------
    Units outstanding ..................................         1,817             8,610          1,479            260
                                                              ========         =========       ========       ========
   Accumulation unit value - Class A ...................      $  14.60         $   17.80       $  10.51       $   8.02
                                                              ========         =========       ========       ========
   Accumulation unit value - Class B ...................      $  14.54         $   17.72       $  10.48       $   8.00
                                                              ========         =========       ========       ========
   Accumulation unit value - Class C ...................      $  11.12         $   10.42       $  10.66       $  10.40
                                                              ========         =========       ========       ========
   Accumulation unit value - Class D ...................      $  11.12         $   10.42       $  10.66       $  10.40
                                                              ========         =========       ========       ========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                               WRL             WRL              WRL              WRL
                                                          GOLDMAN SACHS   GOLDMAN SACHS    T. ROWE PRICE    T. ROWE PRICE
                                                              GROWTH        SMALL CAP     DIVIDEND GROWTH     SMALL CAP
                                                            SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ...............................................         612             214              886              660
                                                                 ===             ===              ===              ===
  Cost .................................................    $  6,229        $  2,267         $  8,474         $  7,269
                                                            ========        ========         ========         ========
 Investment, at net asset value ........................    $  7,196        $  2,395         $  8,207         $  8,850
 Transfers receivable from depositor ...................          40              23                1               45
                                                            --------        --------         --------         --------
  Total assets .........................................       7,236           2,418            8,208            8,895
                                                            --------        --------         --------         --------
LIABILITIES:
 Accrued expenses ......................................           0               0                0                0
 Transfers payable to depositor ........................           0               0                0                0
                                                            --------        --------         --------         --------
  Total liabilities ....................................           0               0                0                0
                                                            --------        --------         --------         --------
  Net assets ...........................................    $  7,236        $  2,418         $  8,208         $  8,895
                                                            ========        ========         ========         ========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................    $  1,055        $    167         $  1,605         $  3,669
   Class B .............................................       5,574           1,644            6,117            4,587
   Class C .............................................           0               0                0                0
   Class D .............................................           0               0                0                0
  Depositor's equity:
   Class A .............................................         262             262              207              240
   Class B .............................................         291             291              229              343
   Class C .............................................          27              27               25               28
   Class D .............................................          27              27               25               28
                                                            --------        --------         --------         --------
    Net assets applicable to units outstanding .........    $  7,236        $  2,418         $  8,208         $  8,895
                                                            ========        ========         ========         ========
  Contract Owners' units:
   Class A .............................................          91              14              175              267
   Class B .............................................         479             141              667              334
   Class C .............................................           0               0                0                0
   Class D .............................................           0               0                0                0
  Depositor's units:
   Class A .............................................          23              23               23               18
   Class B .............................................          25              25               25               25
   Class C .............................................           3               3                3                3
   Class D .............................................           3               3                3                3
                                                            --------        --------         --------         --------
    Units outstanding ..................................         624             209              896              650
                                                            ========        ========         ========         ========
   Accumulation unit value - Class A ...................    $  11.65        $  11.64         $   9.18         $  13.73
                                                            ========        ========         ========         ========
   Accumulation unit value - Class B ...................    $  11.64        $  11.63         $   9.17         $  13.72
                                                            ========        ========         ========         ========
   Accumulation unit value - Class C ...................    $  10.73        $  10.89         $   9.87         $  11.40
                                                            ========        ========         ========         ========
   Accumulation unit value - Class D ...................    $  10.73        $  10.89         $   9.87         $  11.40
                                                            ========        ========         ========         ========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 1999
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                                WRL              WRL             WRL
                                                              SALOMON      PILGRIM BAXTER      DREYFUS
                                                              ALL CAP      MID CAP GROWTH      MID CAP
                                                            SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ...............................................          561            1,809             283
                                                                  ===            =====             ===
  Cost .................................................     $  6,031        $  22,992        $  2,891
                                                             ========        =========        ========
 Investment, at net asset value ........................     $  6,271        $  32,102        $  3,029
 Transfers receivable from depositor ...................           22              222              50
                                                             --------        ---------        --------
  Total assets .........................................        6,293           32,324           3,079
                                                             --------        ---------        --------
LIABILITIES:
 Accrued expenses ......................................            0                0               0
 Transfers payable to depositor ........................            0                0               0
                                                             --------        ---------        --------
  Total liabilities ....................................            0                0               0
                                                             --------        ---------        --------
  Net assets ...........................................     $  6,293        $  32,324        $  3,079
                                                             ========        =========        ========
NET ASSETS CONSISTS OF:
  Contract Owners' equity:
   Class A .............................................     $  1,116        $   6,660        $    561
   Class B .............................................        4,581           25,604           1,962
   Class C .............................................            0                0               0
   Class D .............................................            0                0               0
  Depositor's equity:
   Class A .............................................          258                0             239
   Class B .............................................          286                0             265
   Class C .............................................           26               30              26
   Class D .............................................           26               30              26
                                                             --------        ---------        --------
    Net assets applicable to units outstanding .........     $  6,293        $  32,324        $  3,079
                                                             ========        =========        ========
  Contract Owners' units:
   Class A .............................................           97              377              53
   Class B .............................................          400            1,452             185
   Class C .............................................            0                0               0
   Class D .............................................            0                0               0
  Depositor's units:
   Class A .............................................           23                0              23
   Class B .............................................           25                0              25
   Class C .............................................            3                3               3
   Class D .............................................            3                3               3
                                                             --------        ---------        --------
    Units outstanding ..................................          551            1,835             292
                                                             ========        =========        ========
   Accumulation unit value - Class A ...................     $  11.46        $   17.65        $  10.63
                                                             ========        =========        ========
   Accumulation unit value - Class B ...................     $  11.45        $   17.63        $  10.62
                                                             ========        =========        ========
   Accumulation unit value - Class C ...................     $  10.46        $   12.09        $  10.51
                                                             ========        =========        ========
   Accumulation unit value - Class D ...................     $  10.46        $   12.09        $  10.51
                                                             ========        =========        ========



See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS





                                                                   WRL             WRL             WRL             WRL
                                                               J.P. MORGAN        AEGON           JANUS           JANUS
                                                               MONEY MARKET        BOND           GROWTH         GLOBAL
                                                              SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................     $ 11,065       $   7,190       $  39,761       $       0
 Capital gain distributions ................................            0               0         431,307          93,912
                                                                 --------       ---------       ---------       ---------
  Total investment income ..................................       11,065           7,190         471,068          93,912
                                                                 --------       ---------       ---------       ---------
EXPENSES:
  Mortality and expense risk:
   Class A .................................................          885             546          11,640           4,131
   Class B .................................................        2,243           1,266          15,310           9,006
   Class C .................................................            0               0               0               0
   Class D .................................................            0               0               0               0
                                                                 --------       ---------       ---------       ---------
    Total expenses .........................................        3,128           1,812          26,950          13,137
                                                                 --------       ---------       ---------       ---------
  Net investment income (loss) .............................        7,937           5,378         444,118          80,775
                                                                 --------       ---------       ---------       ---------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........            0           1,119         159,503          75,281
 Change in unrealized appreciation (depreciation) ..........            0         (12,394)        370,303         425,741
                                                                 --------       ---------       ---------       ---------
  Net gain (loss) on investment securities .................            0         (11,275)        529,806         501,022
                                                                 --------       ---------       ---------       ---------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $  7,937       $  (5,897)      $ 973,924       $ 581,797
                                                                 ========       =========       =========       =========

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS




                                                                   WRL             WRL             WRL
                                                                   LKCM            VKAM           ALGER            WRL
                                                                STRATEGIC        EMERGING      AGGGRESSIVE        AEGON
                                                               TOTAL RETURN       GROWTH          GROWTH        BALANCED
                                                              SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................    $  10,373       $   5,955       $  32,212       $  1,817
 Capital gain distributions ................................       32,562         174,041          48,122              0
                                                                ---------       ---------       ---------       --------
  Total investment income ..................................       42,935         179,996          80,334          1,817
                                                                ---------       ---------       ---------       --------
EXPENSES:
  Mortality and expense risk:
   Class A .................................................        1,949           3,036           1,538            272
   Class B .................................................        4,673           7,170           5,178            914
   Class C .................................................            0               0               0              0
   Class D .................................................            0               0               0              0
                                                                ---------       ---------       ---------       --------
    Total expenses .........................................        6,622          10,206           6,716          1,186
                                                                ---------       ---------       ---------       --------
  Net investment income (loss) .............................       36,313         169,790          73,618            631
                                                                ---------       ---------       ---------       --------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........       25,051          98,709          38,716          2,671
 Change in unrealized appreciation (depreciation) ..........      (11,686)        366,224         174,915         (2,221)
                                                                ---------       ---------       ---------       --------
  Net gain (loss) on investment securities .................       13,365         464,933         213,631            450
                                                                ---------       ---------       ---------       --------
   Net increase (decrease) in net assets resulting
     from operations .......................................    $  49,678       $ 634,723       $ 287,249       $  1,081
                                                                =========       =========       =========       ========

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS




                                                               WRL
                                                            FEDERATED          WRL             WRL             WRL
                                                             GROWTH &       DEAN ASSET       C.A.S.E.          NWQ
                                                              INCOME        ALLOCATION        GROWTH      VALUE EQUITY
                                                          SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income .......................................    $   3,843      $    7,767        $  6,318       $   987
 Capital gain distributions ............................          500           1,374               0         1,702
                                                            ---------      ----------        --------       -------
  Total investment income ..............................        4,343           9,141           6,318         2,689
                                                            ---------      ----------        --------       -------
EXPENSES:
  Mortality and expense risk:
   Class A .............................................          170             929             177           456
   Class B .............................................          697           2,982             642         1,237
   Class C .............................................            0               0               0             0
   Class D .............................................            0               0               0             0
                                                            ---------      ----------        --------       -------
    Total expenses .....................................          867           3,911             819         1,693
                                                            ---------      ----------        --------       -------
  Net investment income (loss) .........................        3,476           5,230           5,499           996
                                                            ---------      ----------        --------       -------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....         (221)          8,077           1,994          (949)
 Change in unrealized appreciation (depreciation) ......       (7,068)        (33,009)          8,116         6,231
                                                            ---------      ----------        --------       -------
  Net gain (loss) on investment securities .............       (7,289)        (24,932)         10,110         5,282
                                                            ---------      ----------        --------       -------
   Net increase (decrease) in net assets resulting
     from operations ...................................    $  (3,813)     $  (19,702)       $ 15,609       $ 6,278
                                                            =========      ==========        ========       =======

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS



                                                               WRL
                                                           GE/SCOTTISH                         WRL             WRL
                                                            EQUITABLE          WRL            THIRD        J.P. MORGAN
                                                          INTERNATIONAL         GE            AVENUE       REAL ESTATE
                                                              EQUITY       U.S. EQUITY        VALUE        SECURITIES
                                                          SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income .......................................     $    95         $  4,587        $   436             49
 Capital gain distributions ............................       1,234            6,500              0              0
                                                             -------         --------        -------             --
  Total investment income ..............................       1,329           11,087            436             49
                                                             -------         --------        -------             --
EXPENSE:
  Mortality and expense risk:
   Class A .............................................          73              344             71              6
   Class B .............................................         288            1,385            131             24
   Class C .............................................           0                0              0              0
   Class D .............................................           0                0              0              0
                                                             -------         --------        -------             --
    Total expenses .....................................         361            1,729            202             30
                                                             -------         --------        -------             --
  Net investment income (loss) .........................         968            9,358            234             19
                                                             -------         --------        -------             --
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....       3,571            7,340           (823)          (165)
 Change in unrealized appreciation (depreciation) ......       1,811            2,118          2,530            (34)
                                                             -------         --------        -------           ----
  Net gain (loss) on investment securities .............       5,382            9,458          1,707           (199)
                                                             -------         --------        -------           ----
   Net increase (decrease) in net assets resulting
     from operations ...................................     $ 6,350         $ 18,816        $ 1,941        $  (180)
                                                             =======         ========        =======        =======

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS

                                                                   WRL             WRL              WRL              WRL
                                                              GOLDMAN SACHS   GOLDMAN SACHS    T. ROWE PRICE    T. ROWE PRICE
                                                                  GROWTH        SMALL CAP     DIVIDEND GROWTH     SMALL CAP
                                                              SUBACCOUNT(1)   SUBACCOUNT(1)    SUBACCOUNT(1)    SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................     $    0           $  83           $     0          $   270
 Capital gain distributions ................................          0               0                 0                0
                                                                 ------           -----           -------          -------
  Total investment income ..................................          0              83                 0              270
                                                                 ------           -----           -------          -------
EXPENSES:
  Mortality and expense risk:
   Class A .................................................          7               5                 9               20
   Class B .................................................         30              11                36               33
   Class C .................................................          0               0                 0                0
   Class D .................................................          0               0                 0                0
                                                                 ------           -----           -------          -------
    Total expenses .........................................         37              16                45               53
                                                                 ------           -----           -------          -------
  Net investment income (loss) .............................        (37)             67               (45)             217
                                                                 ------           -----           -------          -------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........         38             206              (100)             404
 Change in unrealized appreciation (depreciation) ..........        967             128              (267)           1,581
                                                                 ------           -----           -------          -------
  Net gain (loss) on investment securities .................      1,005             334              (367)           1,985
                                                                 ------           -----           -------          -------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $  968           $ 401           $  (412)         $ 2,202
                                                                 ======           =====           =======          =======

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
ALL AMOUNTS IN THOUSANDS

                                                                     WRL                WRL               WRL
                                                                   SALOMON        PILGRIM BAXTER        DREYFUS
                                                                   ALL CAP        MID CAP GROWTH        MID CAP
                                                                SUBACCOUNT(1)      SUBACCOUNT(1)     SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................        $ 187            $     87           $   0
 Capital gain distributions ................................            0                   0               0
                                                                    -----            --------           -----
  Total investment income ..................................          187                  87               0
                                                                    -----            --------           -----
EXPENSES:
  Mortality and expense risk:
   Class A .................................................            9                  21               3
   Class B .................................................           28                  84               8
   Class C .................................................            0                   0               0
   Class D .................................................            0                   0               0
                                                                    -----            --------           -----
    Total expenses .........................................           37                 105              11
                                                                    -----            --------           -----
  Net investment income (loss) .............................          150                 (18)            (11)
                                                                    -----            --------           -----
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........          224               1,363               8
 Change in unrealized appreciation (depreciation) ..........          240               9,110             138
                                                                    -----            --------           -----
  Net gain (loss) on investment securities .................          464              10,473             146
                                                                    -----            --------           -----
   Net increase (decrease) in net assets resulting
     from operations .......................................        $ 614            $ 10,455           $ 135
                                                                    =====            ========           =====

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL                       WRL
                                                           J.P. MORGAN                  AEGON
                                                          MONEY MARKET                  BOND
                                                           SUBACCOUNT                SUBACCOUNT
                                                    ------------------------- -------------------------
                                                          DECEMBER 31,              DECEMBER 31,
                                                    ------------------------- -------------------------
                                                       1999(1)       1998        1999(1)       1998
                                                    ------------ ------------ ------------ ------------
OPERATIONS:
 Net investment income (loss) .....................  $   7,937    $   5,242    $   5,378    $   5,213
 Net gain (loss) on investment securities .........          0            0      (11,275)       3,752
                                                     ---------    ---------    ---------    ---------
 Net increase (decrease) in net assets
  resulting from operations .......................      7,937        5,242       (5,897)       8,965
                                                     ---------    ---------    ---------    ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........    291,332       89,466        6,238       39,699
                                                     ---------    ---------    ---------    ---------
 Less cost of units redeemed:
  Administrative charges ..........................         87           67           67           74
  Policy loans ....................................        151           10            1            9
  Surrender benefits ..............................     73,392       51,046       18,318       15,360
  Death benefits ..................................      2,150        2,489          516        1,002
                                                     ---------    ---------    ---------    ---------
                                                        75,780       53,612       18,902       16,445
                                                     ---------    ---------    ---------    ---------
  Increase (decrease) in net assets from
   capital unit transactions ......................    215,552       35,854      (12,664)      23,254
                                                     ---------    ---------    ---------    ---------
  Net increase (decrease) in net assets ...........    223,489       41,096      (18,561)      32,219
 Depositor's equity contribution
  (net redemption) ................................         50            0           50            0
NET ASSETS:
 Beginning of year ................................    142,779      101,683      142,677      110,458
                                                     ---------    ---------    ---------    ---------
 End of year ......................................  $ 366,318    $ 142,779    $ 124,166    $ 142,677
                                                     =========    =========    =========    =========



                                                                 WRL
                                                                JANUS
                                                                GROWTH
                                                              SUBACCOUNT
                                                    ------------------------------
                                                             DECEMBER 31,
                                                    ------------------------------
                                                        1999(1)          1998
                                                    -------------- ---------------
OPERATIONS:
 Net investment income (loss) .....................  $   444,118     $    (3,071)
 Net gain (loss) on investment securities .........      529,806         619,001
                                                     -----------     -----------
 Net increase (decrease) in net assets
  resulting from operations .......................      973,924         615,930
                                                     -----------     -----------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........      283,212         176,685
                                                     -----------     -----------
 Less cost of units redeemed:
  Administrative charges ..........................        1,134             924
  Policy loans ....................................        1,099             276
  Surrender benefits ..............................      192,295         145,324
  Death benefits ..................................        8,618           6,422
                                                     -----------     -----------
                                                         203,146         152,946
                                                     -----------     -----------
  Increase (decrease) in net assets from
   capital unit transactions ......................       80,066          23,739
                                                     -----------     -----------
  Net increase (decrease) in net assets ...........    1,053,990         639,669
 Depositor's equity contribution
  (net redemption) ................................           96               0
NET ASSETS:
 Beginning of year ................................    1,643,250       1,003,581
                                                     -----------     -----------
 End of year ......................................  $ 2,697,336     $ 1,643,250
                                                     ===========     ===========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                                WRL
                                                               JANUS
                                                              GLOBAL
                                                            SUBACCOUNT
                                                    ---------------------------
                                                           DECEMBER 31,
                                                    ---------------------------
                                                        1999(1)        1998
                                                    -------------- ------------
OPERATIONS:
 Net investment income (loss) .....................  $    80,775    $  22,977
 Net gain (loss) on investment securities .........      501,022      153,591
                                                     -----------    ---------
 Net increase (decrease) in net assets
  resulting from operations .......................      581,797      176,568
                                                     -----------    ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........      123,780       84,146
                                                     -----------    ---------
 Less cost of units redeemed:
  Administrative charges ..........................          566          531
  Policy loans ....................................          596          169
  Surrender benefits ..............................       88,761       67,089
  Death benefits ..................................        3,381        2,884
                                                     -----------    ---------
                                                          93,304       70,673
                                                     -----------    ---------
  Increase (decrease) in net assets from
   capital unit transactions ......................       30,476       13,473
                                                     -----------    ---------
  Net increase (decrease) in net assets ...........      612,273      190,041
 Depositor's equity contribution
  (net redemption) ................................           50            0
NET ASSETS:
 Beginning of year ................................      822,870      632,829
                                                     -----------    ---------
 End of year ......................................  $ 1,435,193    $ 822,870
                                                     ===========    =========



                                                               WRL
                                                              LKCM                        WRL
                                                            STRATEGIC                    VKAM
                                                          TOTAL RETURN              EMERGING GROWTH
                                                           SUBACCOUNT                 SUBACCOUNT
                                                    ------------------------- ---------------------------
                                                          DECEMBER 31,               DECEMBER 31,
                                                    ------------------------- ---------------------------
                                                       1999(1)       1998         1999(1)        1998
                                                    ------------ ------------ -------------- ------------
OPERATIONS:
 Net investment income (loss) .....................  $  36,313    $  14,285    $   169,790    $  13,033
 Net gain (loss) on investment securities .........     13,365       22,007        464,933      135,100
                                                     ---------    ---------    -----------    ---------
 Net increase (decrease) in net assets
  resulting from operations .......................     49,678       36,292        634,723      148,133
                                                     ---------    ---------    -----------    ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........     22,908       53,733        132,553       52,394
                                                     ---------    ---------    -----------    ---------
 Less cost of units redeemed:
  Administrative charges ..........................        235          257            456          370
  Policy loans ....................................        130           75            425           81
  Surrender benefits ..............................     46,748       41,421         65,473       39,571
  Death benefits ..................................      1,980        2,375          2,456        1,824
                                                     ---------    ---------    -----------    ---------
                                                        49,093       44,128         68,810       41,846
                                                     ---------    ---------    -----------    ---------
  Increase (decrease) in net assets from
   capital unit transactions ......................    (26,185)       9,605         63,743       10,548
                                                     ---------    ---------    -----------    ---------
  Net increase (decrease) in net assets ...........     23,493       45,897        698,466      158,681
 Depositor's equity contribution
  (net redemption) ................................         97            0             50            0
NET ASSETS:
 Beginning of year ................................    489,511      443,614        583,259      424,578
                                                     ---------    ---------    -----------    ---------
 End of year ......................................  $ 513,101    $ 489,511    $ 1,281,775    $ 583,259
                                                     =========    =========    ===========    =========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS


                                                               WRL                      WRL                     WRL
                                                              ALGER                    AEGON                 FEDERATED
                                                        AGGRESSIVE GROWTH            BALANCED             GROWTH & INCOME
                                                           SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                                    ------------------------- ----------------------- -----------------------
                                                          DECEMBER 31,             DECEMBER 31,            DECEMBER 31,
                                                    ------------------------- ----------------------- -----------------------
                                                       1999(1)       1998       1999(1)       1998      1999(1)       1998
                                                    ------------ ------------ ----------- ----------- ----------- -----------
OPERATIONS:
 Net investment income (loss) .....................  $  73,618    $  15,953    $    631    $    848    $   3,476   $  2,617
 Net gain (loss) on investment securities .........    213,631       99,018         450       2,982       (7,289)    (1,401)
                                                     ---------    ---------    --------    --------    ---------   --------
 Net increase (decrease) in net assets
  resulting from operations .......................    287,249      114,971       1,081       3,830       (3,813)     1,216
                                                     ---------    ---------    --------    --------    ---------   --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........    112,487       61,019      16,567      21,611       (1,114)    22,549
                                                     ---------    ---------    --------    --------    ---------   --------
 Less costs of units redeemed:
  Administrative charges ..........................        330          253          48          47           38         37
  Policy loans ....................................        277          191          24          34            5         15
  Surrender benefits ..............................     39,958       23,320       7,558       7,504        6,215      5,368
  Death benefits ..................................      1,354          922         378         334          408        342
                                                     ---------    ---------    --------    --------    ---------   --------
                                                        41,919       24,686       8,008       7,919        6,666      5,762
                                                     ---------    ---------    --------    --------    ---------   --------
  Increase (decrease) in net assets from
   capital unit transactions ......................     70,568       36,333       8,559      13,692       (7,780)    16,787
                                                     ---------    ---------    --------    --------    ---------   --------
  Net increase (decrease) in net assets ...........    357,817      151,304       9,640      17,522      (11,593)    18,003
 Depositor's equity contribution
  (net redemption) ................................         50            0          50           0           50          0
NET ASSETS:
 Beginning of year ................................    388,249      236,945      78,748      61,226       68,650     50,647
                                                     ---------    ---------    --------    --------    ---------   --------
 End of year ......................................  $ 746,116    $ 388,249    $ 88,438    $ 78,748    $  57,107   $ 68,650
                                                     =========    =========    ========    ========    =========   ========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS


                                                               WRL                       WRL
                                                            DEAN ASSET                 C.A.S.E.
                                                            ALLOCATION                  GROWTH
                                                            SUBACCOUNT                SUBACCOUNT
                                                    -------------------------- ------------------------
                                                           DECEMBER 31,              DECEMBER 31,
                                                    -------------------------- ------------------------
                                                       1999(1)        1998       1999(1)       1998
                                                    ------------ ------------- ----------- ------------
OPERATIONS:
 Net investment income (loss) .....................  $   5,230     $  26,761    $  5,499     $  4,303
 Net gain (loss) on investment securities .........    (24,932)       (7,555)     10,110       (3,980)
                                                     ---------     ---------    --------     --------
 Net increase (decrease) in net asset
  resulting from operations .......................    (19,702)       19,206      15,609          323
                                                     ---------     ---------    --------     --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........    (48,724)       60,662       3,993        5,436
                                                     ---------     ---------    --------     --------
 Less cost of units redeemed:
  Administrative charges ..........................        141           145          41           33
  Policy loans ....................................         62            61          23           17
  Surrender benefits ..............................     27,289        27,240       5,232        3,062
  Death benefits ..................................      1,211         1,105         498          578
                                                     ---------     ---------    --------     --------
                                                        28,703        28,551       5,794        3,690
                                                     ---------     ---------    --------     --------
  Increase (decrease) in net assets from
   capital unit transactions ......................    (77,427)       32,111      (1,801)       1,746
                                                     ---------     ---------    --------     --------
  Net increase (decrease) in net assets ...........    (97,129)       51,317      13,808        2,069
 Depositor's equity contribution
  (net redemption) ................................         50             0          50            0
NET ASSETS:
 Beginning of year ................................    323,324       272,007      51,741       49,672
                                                     ---------     ---------    --------     --------
 End of year ......................................  $ 226,245     $ 323,324    $ 65,599     $ 51,741
                                                     =========     =========    ========     ========



                                                               WRL
                                                               NWQ
                                                           VALUE EQUITY
                                                            SUBACCOUNT
                                                    --------------------------
                                                           DECEMBER 31,
                                                    --------------------------
                                                       1999(1)        1998
                                                    ------------ -------------
OPERATIONS:
 Net investment income (loss) .....................  $     996     $  10,027
 Net gain (loss) on investment securities .........      5,282       (22,340)
                                                     ---------     ---------
 Net increase (decrease) in net asset
  resulting from operations .......................      6,278       (12,313)
                                                     ---------     ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........    (15,351)       11,585
                                                     ---------     ---------
 Less cost of units redeemed:
  Administrative charges ..........................         73            84
  Policy loans ....................................         32            64
  Surrender benefits ..............................     11,160        14,233
  Death benefits ..................................        468           682
                                                     ---------     ---------
                                                        11,733        15,063
                                                     ---------     ---------
  Increase (decrease) in net assets from
   capital unit transactions ......................    (27,084)       (3,478)
                                                     ---------     ---------
  Net increase (decrease) in net assets ...........    (20,806)      (15,791)
 Depositor's equity contribution
  (net redemption) ................................         50             0
NET ASSETS:
 Beginning of year ................................    130,857       146,648
                                                     ---------     ---------
 End of year ......................................  $ 110,101     $ 130,857
                                                     =========     =========

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNT IN THOUSANDS


                                                               WRL
                                                      GE/SCOTTISH EQUITABLE
                                                      INTERNATIONAL EQUITY
                                                           SUBACCOUNT
                                                    -------------------------
                                                          DECEMBER 31,
                                                    -------------------------
                                                         1999(1)       1998
                                                         ------        ----
OPERATIONS:
 Net investment income (loss) .....................   $   968      $   (299)
 Net gain (loss) on investment securities .........     5,382         2,052
                                                      ---------    --------
 Net increase (decrease) in net assets
  resulting from operations .......................     6,350         1,753
                                                      ---------    --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........    (4,546)        9,266
                                                      ---------    --------
 Less cost of units redeemed:
  Administrative charges ..........................        14            13
  Policy loans ....................................         9            26
  Surrender benefits ..............................     1,520         1,407
  Death benefits ..................................        69           207
                                                      ---------    --------
                                                        1,612         1,653
                                                      ---------    --------
  Increase (decrease) in net assets from
   capital unit transactions ......................    (6,158)        7,613
                                                      ---------    --------
  Net increase (decrease) in net assets ...........       192         9,366
 Depositor's equity contribution
  (net redemption) ................................        50          (725)
NET ASSETS:
 Beginning of year ................................    26,159        17,518
                                                      ---------    --------
 End of year ......................................   $ 26,401     $ 26,159
                                                      =========    ========



                                                                WRL                          WRL
                                                                 GE                     THIRD AVENUE
                                                            U.S. EQUITY                     VALUE
                                                             SUBACCOUNT                  SUBACCOUNT
                                                    ---------------------------- ---------------------------
                                                            DECEMBER 31,                DECEMBER 31,
                                                    ---------------------------- ---------------------------
                                                           1999(1)        1998        1999(1)       1998(1)
                                                           ------         ----        ------        ------
OPERATIONS:
 Net investment income (loss) .....................    $  9,358       $  2,698     $   234       $  (118)
 Net gain (loss) on investment securities .........       9,458         10,725       1,707          (991)
                                                       ----------     --------     ---------     ---------
 Net increase (decrease) in net assets
  resulting from operations .......................      18,816         13,423       1,941        (1,109)
                                                       ----------     --------     ---------     ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........      47,958         52,247        (406)       16,606
                                                       ----------     --------     ---------     ---------
 Less cost of units redeemed:
  Administrative charges ..........................          54             25           5             4
  Policy loans ....................................          29             22           2             0
  Surrender benefits ..............................      10,589          7,153         978           453
  Death benefits ..................................         350            386         133             0
                                                       ----------     --------     ---------     ---------
                                                         11,022          7,586       1,118           457
                                                       ----------     --------     ---------     ---------
  Increase (decrease) in net assets from
   capital unit transactions ......................      36,936         44,661      (1,524)       16,149
                                                       ----------     --------     ---------     ---------
  Net increase (decrease) in net assets ...........      55,752         58,084         417        15,040
 Depositor's equity contribution
  (net redemption) ................................          50           (408)       (246)          300
NET ASSETS:
 Beginning of year ................................      96,875         39,199      15,340             0
                                                       ----------     --------     ---------     ---------
 End of year ......................................    $ 152,677      $ 96,875     $ 15,511      $ 15,340
                                                       ==========     ========     =========     =========


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS


                                                              WRL                 WRL             WRL              WRL
                                                          J.P. MORGAN        GOLDMAN SACHS   GOLDMAN SACHS    T. ROWE PRICE
                                                    REAL ESTATE SECURITIES       GROWTH        SMALL CAP     DIVIDEND GROWTH
                                                          SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                    ----------------------- --------------- --------------- ----------------
                                                         DECEMBER 31,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    ----------------------- --------------- --------------- ----------------
                                                      1999(1)     1998(1)       1999(1)         1999(1)          1999(1)
                                                    ----------- ----------- --------------- --------------- ----------------
OPERATIONS:
 Net investment income (loss) .....................   $    19     $   (10)      $   (37)        $    67         $   (45)
 Net gain (loss) on investment securities .........      (199)       (165)        1,005             334            (367)
                                                      -------     -------       -------         -------         -------
 Net increase (decrease) in net assets
  resulting from operations .......................      (180)       (175)          968             401            (412)
                                                      -------     -------       -------         -------         -------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........       430       1,484         5,819           1,512           8,269
                                                      -------     -------       -------         -------         -------
 Less cost of units redeemed:
  Administrative charges ..........................         1           0             0               0               0
  Policy loans ....................................         0           0             0               0               0
  Surrender benefits ..............................        70          14            75              18             174
  Death benefits ..................................         0           0             0               0               0
                                                      -------     -------       -------         -------         -------
                                                           71          14            75              18             174
                                                      -------     -------       -------         -------         -------
  Increase (decrease) in net assets from
   capital unit transactions ......................       359       1,470         5,744           1,494           8,095
                                                      -------     -------       -------         -------         -------
  Net increase (decrease) in net assets ...........       179       1,295         6,712           1,895           7,683
 Depositor's equity contribution
  (net redemption) ................................        11         600           524             523             525
NET ASSETS:
 Beginning of year ................................     1,895           0             0               0               0
                                                      -------     -------       -------         -------         -------
 End of year ......................................   $ 2,085     $ 1,895       $ 7,236         $ 2,418         $ 8,208
                                                      =======     =======       =======         =======         =======


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS


                                                            WRL               WRL               WRL              WRL
                                                       T. ROWE PRICE        SALOMON       PILGRIM BAXTER       DREYFUS
                                                         SMALL CAP          ALL CAP       MID CAP GROWTH       MID CAP
                                                         SUBACCOUNT       SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                      ---------------   --------------   ----------------   -------------
                                                        DECEMBER 31,     DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                      ---------------   --------------   ----------------   -------------
                                                          1999(1)           1999(1)           1999(1)          1999(1)
                                                      ---------------   --------------   ----------------   -------------
OPERATIONS:
 Net investment income (loss) .....................       $   217           $   150          $    (18)         $   (11)
 Net gain (loss) on investment securities .........         1,985               464            10,473              146
                                                          -------           -------          --------          -------
 Net increase (decrease) in net assets
  resulting from operations .......................         2,202               614            10,455              135
                                                          -------           -------          --------          -------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         6,412             5,251            22,426            2,434
                                                          -------           -------          --------          -------
 Less cost of units redeemed:
  Administrative charges ..........................             1                 1                 2                0
  Policy loans ....................................             0                 0                 0                0
  Surrender benefits ..............................           180                94               384               14
  Death benefits ..................................             0                 0                 0                0
                                                          -------           -------          --------          -------
                                                              181                95               386               14
                                                          -------           -------          --------          -------
  Increase (decrease) in net assets from
   capital unit transactions ......................         6,231             5,156            22,040            2,420
                                                          -------           -------          --------          -------
  Net increase (decrease) in net assets ...........         8,433             5,770            32,495            2,555
 Depositor's equity contribution
  (net redemption) ................................           462               523              (171)             524
NET ASSETS:
 Beginning of year ................................             0                 0                 0                0
                                                          -------           -------          --------          -------
 End of year ......................................       $ 8,895           $ 6,293          $ 32,324          $ 3,079
                                                          =======           =======          ========          =======


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                       WRL J.P. MORGAN MONEY MARKET SUBACCOUNT
                                                       ------------------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                       ------------------------------------------------------------------------
                                                           1999           1998           1997           1996           1995
                                                       ------------   ------------   ------------   ------------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........     $  14.37       $  13.82       $  13.29       $  12.80       $  12.29
 Income from operations:
  Net investment income (loss) .....................         0.51           0.55           0.53           0.49           0.51
  Net realized and unrealized gain (loss) on
   investment ......................................         0.00           0.00           0.00           0.00           0.00
                                                         --------       --------       --------       --------       --------
   Net income (loss) from operations ...............         0.51           0.55           0.53           0.49           0.51
                                                         --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............     $  14.88       $  14.37       $  13.82       $  13.29       $  12.80
                                                         ========       ========       ========       ========       ========
Total return .......................................         3.55 %         3.99 %         4.00 %         3.81 %         4.12 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $ 96,984       $ 48,797       $ 39,531       $ 51,141       $ 41,596
 Ratio of net investment income (loss) to average
  net assets .......................................         3.52 %         3.89 %         3.92 %         3.72 %         4.03 %


                                                                          WRL AEGON BOND SUBACCOUNT
                                                     --------------------------------------------------------------------
                                                                                 DECEMBER 31,
                                                     --------------------------------------------------------------------
                                                          1999          1998          1997          1996         1995
                                                     ------------- ------------- ------------- ------------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........   $  21.08      $  19.52      $  18.11      $  18.31      $  15.08
 Income from operations:
  Net investment income (loss) .....................       0.76          0.82          0.73          0.77          0.83
  Net realized and unrealized gain (loss) on
   investment ......................................      (1.64)         0.74          0.68         (0.97)         2.40
                                                       --------      --------      --------      --------      --------
   Net income (loss) from operations ...............      (0.88)         1.56          1.41         (0.20)         3.23
                                                       --------      --------      --------      --------      --------
Accumulation unit value, end of year ...............   $  20.20      $  21.08      $  19.52      $  18.11      $  18.31
                                                       ========      ========      ========      ========      ========
Total return .......................................      (4.14)%        7.96%        7.80%         (1.10)%       21.46%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 37,241      $ 50,893      $ 46,082      $ 45,516      $ 54,109
 Ratio of net investment income (loss) to average
  net assets .......................................       3.69 %        4.02%        3.95%          4.34%         4.94%


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                             WRL JANUS GROWTH SUBACCOUNT
                                                     ----------------------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                           1999            1998           1997           1996           1995
                                                     ---------------- -------------- -------------- -------------- --------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $    62.54       $  38.50       $  33.17       $  28.47       $  19.60
 Income from operations:
  Net investment income (loss) .....................         15.61          (0.08)          3.42           1.64           2.35
  Net realized and unrealized gain (loss) on
   investment ......................................         20.47          24.12           1.91           3.06           6.52
                                                        ----------       --------       --------       --------       --------
   Net income (loss) from operations ...............         36.08          24.04           5.33           4.70           8.87
                                                        ----------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $    98.62       $  62.54       $  38.50       $  33.17       $  28.47
                                                        ==========       ========       ========       ========       ========
Total return .......................................         57.69%         62.43%         16.09%         16.50%         45.29%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $1,166,818       $817,014      $ 571,456      $ 576,115      $ 532,646
 Ratio of net investment income (loss) to average
  net assets .......................................         20.94%         (0.18)%         9.36%          5.22%          9.81%


                                                                             WRL JANUS GLOBAL SUBACCOUNT
                                                     ----------------------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                           1999            1998           1997           1996           1995
                                                     ---------------- -------------- -------------- -------------- --------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $    30.94       $  24.10       $  20.55       $  16.29       $  13.40
 Income from operations:
  Net investment income (loss) .....................          2.84           0.83           2.55           1.62           0.42
  Net realized and unrealized gain (loss) on
   investment ......................................         18.51           6.01           1.00           2.64           2.47
                                                        ----------       --------       --------       --------       --------
   Net income (loss) from operations ...............         21.35           6.84           3.55           4.26           2.89
                                                        ----------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $    52.29       $  30.94       $  24.10       $  20.55       $  16.29
                                                        ==========       ========       ========       ========       ========
Total return .......................................         68.98 %        28.40 %        17.28 %        26.15 %        21.53 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $  458,385      $ 298,285      $ 261,317      $ 221,185      $ 141,425
 Ratio of net investment income (loss) to average
  net assets .......................................          7.93 %         2.97 %        11.01 %         8.60 %         2.89 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                     WRL LKCM STRATEGIC TOTAL RETURN SUBACCOUNT
                                                     --------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $  20.14       $  18.60       $  15.46       $  13.61       $  11.06
 Income from operations:
  Net investment income (loss) .....................        1.52           0.56           1.34           0.68           0.59
  Net realized and unrealized gain (loss) on
   investment ......................................        0.63           0.98           1.80           1.17           1.96
                                                        --------       --------       --------       --------       --------
   Net income (loss) from operations ...............        2.15           1.54           3.14           1.85           2.55
                                                        --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $  22.29       $  20.14       $  18.60       $  15.46       $  13.61
                                                        ========       ========       ========       ========       ========
Total return .......................................       10.68 %         8.28 %        20.34 %        13.57 %        23.11 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $156,928      $ 160,783      $ 164,259      $ 136,789      $ 116,374
 Ratio of net investment income (loss) to average
  net assets .......................................        7.33 %         2.95 %         7.83 %         4.75 %         4.74 %


                                                                        WRL VKAM EMERGING GROWTH SUBACCOUNT
                                                     --------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $  31.33       $  23.10       $  19.26       $  16.40       $  11.31
 Income from operations:
  Net investment income (loss) .....................        8.33           0.69           1.85           0.63           0.51
  Net realized and unrealized gain (loss) on
   investment ......................................       23.82           7.54           1.99           2.23           4.58
                                                        --------       --------       --------       --------       --------
   Net income (loss) from operations ...............       32.15           8.23           3.84           2.86           5.09
                                                        --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $  63.48       $  31.33       $  23.10       $  19.26       $  16.40
                                                        ========       ========       ========       ========       ========
Total return .......................................      102.62 %        35.63 %        19.95 %        17.41 %        44.97 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 390,626      $ 201,838      $ 165,848      $ 143,282      $ 115,797
 Ratio of net investment income (loss) to average
  net assets .......................................       21.35 %         2.69 %         8.73 %         3.42 %         3.68 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                                     WRL ALGER AGGRESSIVE GROWTH SUBACCOUNT
                                                     -----------------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                     -----------------------------------------------------------------------
                                                          1999           1998           1997          1996          1995
                                                     -------------- -------------- ------------- ------------- -------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $  26.23       $  17.86      $  14.56      $  13.35      $   9.79
 Income from operations:
  Net investment income (loss) .....................        4.29           1.13          1.42          0.25          0.29
  Net realized and unrealized gain (loss) on
   investment ......................................       13.27           7.24          1.88          0.96          3.27
                                                        --------       --------      --------      --------      --------
   Net income (loss) from operations ...............       17.56           8.37          3.30          1.21          3.56
                                                        --------       --------      --------      --------      --------
Accumulation unit value, end of year ...............    $  43.79       $  26.23      $  17.86      $  14.56      $  13.35
                                                        ========       ========      ========      ========      ========
Total return .......................................       66.92 %        46.84 %       22.71 %        9.07 %       36.31 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $170,691      $ 106,742      $ 74,544      $ 63,843      $ 65,666
 Ratio of net investment income (loss) to average
  net assets .......................................       13.95 %         5.39 %        8.51 %        1.77 %        2.28 %


                                                                         WRL AEGON BALANCED SUBACCOUNT
                                                     ----------------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                     ----------------------------------------------------------------------
                                                          1999           1998          1997          1996          1995
                                                     -------------- ------------- ------------- ------------- -------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........    $  14.77      $  13.99      $  12.09      $  11.06      $   9.35
 Income from operations:
  Net investment income (loss) .....................        0.12          0.17          1.32          0.26          0.29
  Net realized and unrealized gain (loss) on
   investment ......................................        0.14          0.61          0.58          0.77          1.42
                                                        --------      --------      --------      --------      --------
   Net income (loss) from operations ...............        0.26          0.78          1.90          1.03          1.71
                                                        --------      --------      --------      --------      --------
Accumulation unit value, end of year ...............    $  15.03      $  14.77      $  13.99      $  12.09      $  11.06
                                                        ========      ========      ========      ========      ========
Total return .......................................        1.75 %        5.60 %       15.65 %        9.34 %       18.31 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $  21,830     $ 19,730      $ 17,324      $ 13,598      $ 11,343
 Ratio of net investment income (loss) to average
  net assets .......................................        0.82 %        1.19 %       10.01 %        2.29 %        2.85 %


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                                   WRL FEDERATED GROWTH & INCOME SUBACCOUNT
                                                     ---------------------------------------------------------------------
                                                                                 DECEMBER 31,
                                                     ---------------------------------------------------------------------
                                                          1999          1998          1997          1996          1995
                                                     ------------- ------------- ------------- ------------- -------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........   $  16.17      $  15.89      $  12.91      $  11.71      $   9.46
 Income from operations:
  Net investment income (loss) .....................       0.83          0.66          2.06          0.50          0.45
  Net realized and unrealized gain (loss) on
   investment ......................................      (1.74)        (0.38)         0.92          0.70          1.80
                                                       --------      --------      --------      --------      --------
   Net income (loss) from operations ...............      (0.91)         0.28          2.98          1.20          2.25
                                                       --------      --------      --------      --------      --------
Accumulation unit value, end of year ...............   $  15.26      $  16.17      $  15.89      $  12.91      $  11.71
                                                       ========      ========      ========      ========      ========
Total return .......................................      (5.64)%        1.77 %       23.10 %       10.25 %       23.70 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 11,318      $ 16,502      $ 14,056      $ 12,397      $ 11,890
 Ratio of net investment income (loss) to average
  net assets .......................................       5.27 %        4.17 %       14.87 %        4.17 %        4.26 %


                                                                     WRL DEAN ASSET ALLOCATION SUBACCOUNT
                                                     --------------------------------------------------------------------
                                                                                 DECEMBER 31,
                                                     --------------------------------------------------------------------
                                                          1999          1998          1997          1996        1995(1)
                                                     ------------- ------------- ------------- ------------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........   $  16.51      $  15.43      $  13.40      $  11.86      $  10.00
 Income from operations:
  Net investment income (loss) .....................       0.32          1.40          1.02          0.46          0.58
  Net realized and unrealized gain (loss) on
   investment ......................................      (1.45)        (0.32)         1.01          1.08          1.28
                                                       --------      --------      --------      --------      --------
   Net income (loss) from operations ...............      (1.13)         1.08          2.03          1.54          1.86
                                                       --------      --------      --------      --------      --------
Accumulation unit value, end of year ...............   $  15.38      $  16.51      $  15.43      $  13.40      $  11.86
                                                       ========      ========      ========      ========      ========
Total return .......................................      (6.81)%        6.98 %       15.14 %       13.00 %       18.61 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 59,161      $ 85,428      $ 77,923      $ 62,195      $ 34,910
 Ratio of net investment income (loss) to average
  net assets .......................................       1.95 %        8.72 %        6.99 %        3.71 %        5.25 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                      WRL C.A.S.E. GROWTH SUBACCOUNT
                                                       ------------------------------------------------------------
                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                                            1999            1998            1997          1996(1)
                                                       -------------   -------------   -------------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........     $  15.96        $  15.77        $  13.88        $  12.87
 Income from operations:
  Net investment income (loss) .....................         1.62            1.27            3.15            0.39
  Net realized and unrealized gain (loss) on
   investment ......................................         3.52           (1.08)          (1.26)           0.62
                                                         --------        --------        --------        --------
   Net income (loss) from operations ...............         5.14            0.19            1.89            1.01
                                                         --------        --------        --------        --------
Accumulation unit value, end of year ...............     $  21.10        $  15.96        $  15.77        $  13.88
                                                         ========        ========        ========        ========
Total return .......................................        32.18 %          1.20 %         13.60 %          7.84 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $ 14,425        $ 14,161        $ 17,677        $  3,612
 Ratio of net investment income (loss) to average
  net assets .......................................         8.55 %          8.11 %         20.61 %          4.43 %


                                                                     WRL NWQ VALUE EQUITY SUBACCOUNT
                                                       ------------------------------------------------------------
                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                                            1999            1998            1997          1996(1)
                                                       -------------   -------------   -------------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........     $  13.04        $  13.86        $  11.22        $  10.00
 Income from operations:
  Net investment income (loss) .....................         0.13            0.89            0.07            0.02
  Net realized and unrealized gain (loss) on
   investment ......................................         0.73           (1.71)           2.57            1.20
                                                         --------        --------        --------        --------
   Net income (loss) from operations ...............         0.86         (  0.82)           2.64            1.22
                                                         --------        --------        --------        --------
Accumulation unit value, end of year ...............     $  13.90        $  13.04        $  13.86        $  11.22
                                                         ========        ========        ========        ========
Total return .......................................         6.61 %       (  5.96)%         23.49 %         12.25 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $ 32,947        $ 38,640        $ 49,376        $ 16,679
 Ratio of net investment income (loss) to average
  net assets .......................................         0.92 %          6.44 %          0.55 %          0.30 %


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                        WRL GE/SCOTTISH EQUITABLE                         WRL GE
                                                     INTERNATIONAL EQUITY SUBACCOUNT              U.S. EQUITY SUBACCOUNT
                                                  -------------------------------------- ----------------------------------------
                                                               DECEMBER 31,                            DECEMBER 31,
                                                  -------------------------------------- ----------------------------------------
                                                      1999         1998        1997(1)        1999          1998        1997(1)
                                                  ------------ ------------ ------------ ------------- ------------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ......   $  11.83     $  10.62     $  10.00     $  15.22      $  12.54      $  10.00
 Income from operations:
  Net investment income (loss) ..................       0.49        (0.14)       (0.05)        1.21          0.54          0.75
  Net realized and unrealized gain (loss) on
    investment ..................................       2.28         1.35         0.67         1.37          2.14          1.79
                                                    --------     --------     --------     --------      --------      --------
   Net income (loss) from operations ............       2.77         1.21         0.62         2.58          2.68          2.54
                                                    --------     --------     --------     --------      --------      --------
Accumulation unit value, end of year ............   $  14.60     $  11.83     $  10.62     $  17.80      $  15.22      $  12.54
                                                    ========     ========     ========     ========      ========      ========
Total return ....................................      23.40 %      11.45 %       6.17 %      16.94 %       21.35 %       25.44 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) .......   $  5,881     $  6,783     $  6,377     $ 32,459      $ 23,419      $ 12,377
 Ratio of net investment income (loss) to average
   net assets ...................................       4.08 %      (1.16)%      (0.52)%       7.35 %        3.90 %        6.37 %

                                                                                           WRL J.P. MORGAN
                                                             WRL THIRD AVENUE           REAL ESTATE SECURITIES
                                                             VALUE SUBACCOUNT                 SUBACCOUNT
                                                       ----------------------------   --------------------------
                                                               DECEMBER 31,                  DECEMBER 31,
                                                       ----------------------------   --------------------------
                                                            1999          1998(1)         1999         1998(1)
                                                       -------------   ------------   -----------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........     $   9.20        $  10.00       $  8.44       $  10.00
 Income from operations:
  Net investment income (loss) .....................         0.15           (0.08)         0.03          (0.07)
  Net realized and unrealized gain (loss)
   oninvestment ....................................         1.16           (0.72)        (0.45)         (1.49)
                                                         --------        --------       -------       --------
   Net income (loss) from operations ...............         1.31           (0.80)        (0.42)         (1.56)
                                                         --------        --------       -------       --------
Accumulation unit value, end of year ...............     $  10.51        $   9.20       $  8.02       $   8.44
                                                         ========        ========       =======       ========
Total return .......................................        14.28 %         (7.99)%       (4.97)%       (15.65)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $  5,309        $  5,921       $   407       $    571
 Ratio of net investment income (loss) to average
  net assets .......................................         1.58 %         (0.89)%        0.42 %        (1.26)%

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                               WRL                    WRL
                                                          GOLDMAN SACHS          GOLDMAN SACHS
                                                        GROWTH SUBACCOUNT     SMALL CAP SUBACCOUNT
                                                       -------------------   ---------------------
                                                           DECEMBER 31,           DECEMBER 31,
                                                       -------------------   ---------------------
                                                             1999(1)                1999(1)
                                                       -------------------   ---------------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........        $  10.00               $  10.00
 Income from operations:
  Net investment income (loss) .....................           (0.09)                  0.23
  Net realized and unrealized gain (loss) on
   investment ......................................            1.74                   1.41
                                                            --------               --------
   Net income (loss) from operations ...............            1.65                   1.64
                                                            --------               --------
Accumulation unit value, end of year ...............        $  11.65               $  11.64
                                                            ========               ========
Total return .......................................           16.52 %                16.42 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........        $  1,317               $    429
 Ratio of net investment income (loss) to average
  net assets .......................................           (1.25)%                 3.36 %


                                                                 WRL                    WRL
                                                       T. ROWE PRICE DIVIDEND      T. ROWE PRICE
                                                          GROWTH SUBACCOUNT     SMALL CAP SUBACCOUNT
                                                      ------------------------ ---------------------
                                                            DECEMBER 31,            DECEMBER 31,
                                                      ------------------------ ---------------------
                                                               1999(1)                1999(1)
                                                      ------------------------ ---------------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..........         $  10.00               $  10.00
 Income from operations:
  Net investment income (loss) ......................            (0.08)                  0.47
  Net realized and unrealized gain (loss) on
   investment .......................................            (0.74)                  3.26
                                                              --------               --------
   Net income (loss) from operations ................            (0.82)                  3.73
                                                              --------               --------
Accumulation unit value, end of year ................         $   9.18               $  13.73
                                                              ========               ========
Total return ........................................            (8.17)%                37.33 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...........         $  1,812               $  3,909
 Ratio of net investment income (loss) to average
  net assets ........................................            (1.25)%                 6.22 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                              WRL                     WRL                    WRL
                                                        SALOMON ALL CAP     PILGRIM BAXTER MID CAP     DREYFUS MID CAP
                                                           SUBACCOUNT          GROWTH SUBACCOUNT         SUBACCOUNT
                                                       -----------------   ------------------------   ----------------
                                                          DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                       -----------------   ------------------------   ----------------
                                                            1999(1)                 1999(1)                1999(1)
                                                       -----------------   ------------------------   ----------------
CLASS A UNITS:
Accumulation unit value, beginning of year .........       $  10.00                $  10.00               $  10.00
 Income from operations:
  Net investment income (loss) .....................           0.37                   (0.02)                (0.08)
  Net realized and unrealized gain (loss) on
   investment ......................................           1.09                    7.67                   0.71
                                                           --------                --------               --------
   Net income (loss) from operations ...............           1.46                    7.65                   0.63
                                                           --------                --------               --------
Accumulation unit value, end of year ...............       $  11.46                $  17.65               $  10.63
                                                           ========                ========               ========
Total return .......................................          14.60 %                 76.51 %                 6.30 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........       $  1,374                $  6,660               $    800
 Ratio of net investment income (loss) to average
  net assets .......................................           5.20 %                 (0.22)%                (1.25)%


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                    WRL J.P. MORGAN MONEY MARKET SUBACCOUNT
                                                     ----------------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                     ----------------------------------------------------------------------
                                                          1999           1998          1997          1996          1995
                                                     -------------- ------------- ------------- ------------- -------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  11.99       $ 11.55       $ 11.12       $ 10.73       $ 10.32
 Income from operations:
  Net investment income (loss) .....................        0.41          0.44          0.43          0.39          0.41
  Net realized and unrealized gain (loss) on
   investment ......................................        0.00          0.00          0.00          0.00          0.00
                                                        --------       -------       -------       -------       -------
   Net income (loss) from operations ...............        0.41          0.44          0.43          0.39          0.41
                                                        --------       -------       -------       -------       -------
Accumulation unit value, end of year ...............    $  12.40       $ 11.99       $ 11.55       $ 11.12       $ 10.73
                                                        ========       =======       =======       =======       =======
Total return .......................................        3.39 %        3.83 %        3.84 %        3.65 %        3.96 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 269,284      $ 93,982      $ 62,152      $ 58,415      $ 28,524
 Ratio of net investment income (loss) to average
  net assets .......................................        3.37 %        3.72 %        3.78 %        3.57 %        3.89 %


                                                                               WRL AEGON BOND SUBACCOUNT
                                                       -------------------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                       -------------------------------------------------------------------------
                                                           1999            1998            1997           1996           1995
                                                       ------------   -------------   -------------   ------------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year .........     $ 14.45         $ 13.41         $ 12.46        $ 12.61        $ 10.40
 Income from operations:
  Net investment income (loss) .....................        0.59            0.60            0.67           0.56           0.64
  Net realized and unrealized gain (loss) on
   investment ......................................       (1.21)           0.44            0.28          (0.71)          1.57
                                                         -------         -------         -------        -------        -------
   Net income (loss) from operations ...............       (0.62)           1.04            0.95          (0.15)          2.21
                                                         -------         -------         -------        -------        -------
Accumulation unit value, end of year ...............     $ 13.83         $ 14.45         $ 13.41        $ 12.46        $ 12.61
                                                         =======         =======         =======        =======        =======
Total return .......................................       (4.29)%          7.80 %          7.64 %        (1.25)%        21.28 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $86,875        $ 91,784        $ 64,376        $38,055        $32,772
 Ratio of net investment income (loss) to average
  net assets .......................................        4.16 %          4.31 %          5.26 %         4.60 %         5.45 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                             WRL JANUS GROWTH SUBACCOUNT
                                                     ----------------------------------------------------------------------------
                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                           1999            1998           1997           1996           1995
                                                     ---------------- -------------- -------------- -------------- --------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $    30.12       $  18.57       $  16.02       $  13.77       $   9.49
 Income from operations:
  Net investment income (loss) .....................          8.20          (0.08)          1.87           0.95           1.30
  Net realized and unrealized gain (loss) on
   investment ......................................          9.10          11.63           0.68           1.30           2.98
                                                        ----------       --------       --------       --------       --------
   Net income (loss) from operations ...............         17.30          11.55           2.55           2.25           4.28
                                                        ----------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $    47.42       $  30.12       $  18.57       $  16.02       $  13.77
                                                        ==========       ========       ========       ========       ========
Total return .......................................         57.45 %        62.19 %        15.91 %        16.32 %        45.08 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $1,530,464      $ 826,236      $ 432,125      $ 317,705      $ 198,139
 Ratio of net investment income (loss) to average
  net assets .......................................         22.70 %        (0.33)%        10.53 %         6.21 %        11.07 %


                                                                            WRL JANUS GLOBAL SUBACCOUNT
                                                     --------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  30.67       $  23.92       $  20.43       $  16.22       $  13.36
 Income from operations:
  Net investment income (loss) .....................        3.02           0.88           2.85           1.79           0.43
  Net realized and unrealized gain (loss) on
   investment ......................................       18.06           5.87           0.64           2.42           2.43
                                                        --------       --------       --------       --------       --------
   Net income (loss) from operations ...............       21.08           6.75           3.49           4.21           2.86
                                                        --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $  51.75       $  30.67       $  23.92       $  20.43       $  16.22
                                                        ========       ========       ========       ========       ========
Total return .......................................       68.73 %        28.21 %        17.10 %        25.96 %        21.35 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $976,752      $ 524,585      $ 371,512      $ 227,955      $ 111,958
 Ratio of net investment income (loss) to average
  net assets .......................................        8.45 %         3.16 %        12.33 %         9.45 %         2.96 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                                     WRL LKCM STRATEGIC TOTAL RETURN SUBACCOUNT
                                                     --------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  19.97       $  18.47       $  15.37       $  13.56       $  11.03
 Income from operations:
  Net investment income (loss) .....................        1.54           0.59           1.42           0.94           0.59
  Net realized and unrealized gain (loss) on
   investment ......................................        0.56           0.91           1.68           0.87           1.94
                                                        --------       --------       --------       --------       --------
   Net income (loss) from operations ...............        2.10           1.50           3.10           1.81           2.53
                                                        --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $  22.07       $  19.97       $  18.47       $  15.37       $  13.56
                                                        ========       ========       ========       ========       ========
Total return .......................................       10.51 %         8.11 %        20.16 %        13.40 %        22.93 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $356,121      $ 328,728      $ 279,355      $ 196,305      $ 101,651
 Ratio of net investment income (loss) to average
  net assets .......................................        7.46 %         3.11 %         8.31 %         6.55 %         4.76 %


                                                                        WRL VKAM EMERGING GROWTH SUBACCOUNT
                                                     --------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  31.06       $  22.94       $  19.15       $  16.34       $  11.29
 Income from operations:
  Net investment income (loss) .....................        8.95           0.72           2.00           0.73           0.54
  Net realized and unrealized gain (loss) on
   investment ......................................       22.84           7.40           1.79           2.08           4.51
                                                        --------       --------       --------       --------       --------
   Net income (loss) from operations ...............       31.79           8.12           3.79           2.81           5.05
                                                        --------       --------       --------       --------       --------
Accumulation unit value, end of year ...............    $  62.85       $  31.06       $  22.94       $  19.15       $  16.34
                                                        ========       ========       ========       ========       ========
Total return .......................................      102.31 %        35.42 %        19.77 %        17.23 %        44.75 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $891,089      $ 381,421      $ 258,730      $ 179,589      $ 105,115
 Ratio of net investment income (loss) to average
  net assets .......................................       22.92 %         2.80 %         9.45 %         3.96 %         3.85 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                      WRL ALGER AGGRESSIVE GROWTH SUBACCOUNT
                                                     -------------------------------------------------------------------------
                                                                                   DECEMBER 31,
                                                     -------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- -------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  26.05       $  17.77       $  14.50       $  13.31      $   9.78
 Income from operations:
  Net investment income (loss) .....................        4.68           1.17           1.60           0.31          0.40
  Net realized and unrealized gain (loss) on
   investment ......................................       12.69           7.11           1.67           0.88          3.13
                                                        --------       --------       --------       --------      --------
   Net income (loss) from operations ...............       17.37           8.28           3.27           1.19          3.53
                                                        --------       --------       --------       --------      --------
Accumulation unit value, end of year ...............    $  43.42       $  26.05       $  17.77       $  14.50      $  13.31
                                                        ========       ========       ========       ========      ========
Total return .......................................       66.67 %        46.62 %        22.52 %         8.91 %       36.10 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 575,367      $ 281,507      $ 162,401      $ 100,832      $ 60,420
 Ratio of net investment income (loss) to average
  net assets .......................................       15.21 %         5.57 %         9.55 %         2.22 %        3.04 %


                                                                         WRL AEGON BALANCED SUBACCOUNT
                                                     ---------------------------------------------------------------------
                                                                                 DECEMBER 31,
                                                     ---------------------------------------------------------------------
                                                          1999          1998          1997          1996          1995
                                                     ------------- ------------- ------------- ------------- -------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........   $  14.67      $  13.91      $  12.05      $  11.03      $   9.34
 Income from operations:
  Net investment income (loss) .....................       0.10          0.17          1.40          0.30          0.32
  Net realized and unrealized gain (loss) on
   investment ......................................       0.13          0.59          0.46          0.72          1.37
                                                       --------      --------      --------      --------      --------
   Net income (loss) from operations ...............       0.23          0.76          1.86          1.02          1.69
                                                       --------      --------      --------      --------      --------
Accumulation unit value, end of year ...............   $  14.90      $  14.67      $  13.91      $  12.05      $  11.03
                                                       ========      ========      ========      ========      ========
Total return .......................................       1.59 %        5.45 %       15.47 %        9.18 %       18.13 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $ 66,558      $ 59,018      $ 43,902      $ 28,734      $ 16,069
 Ratio of net investment income (loss) to average
  net assets .......................................       0.69 %        1.19 %       10.72 %        2.69 %        3.16 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                     WRL FEDERATED GROWTH & INCOME SUBACCOUNT
                                                     -------------------------------------------------------------------------
                                                                                   DECEMBER 31,
                                                     -------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- -------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  16.06       $  15.80       $  12.85       $  11.68      $   9.45
 Income from operations:
  Net investment income (loss) .....................        0.87           0.66           2.52           0.68          0.47
  Net realized and unrealized gain (loss) on
   investment ......................................       (1.80)         (0.40)          0.43           0.49          1.76
                                                        --------       --------       --------       --------      --------
   Net income (loss) from operations ...............       (0.93)          0.26           2.95           1.17          2.23
                                                        --------       --------       --------       --------      --------
Accumulation unit value, end of year ...............   $   15.13       $  16.06       $  15.80       $  12.85      $  11.68
                                                        ========       ========       ========       ========      ========
Total return .......................................       (5.78)%         1.62 %        22.92 %        10.08 %       23.52 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........   $  45,739      $  52,148      $  36,591      $  19,972      $ 10,086
 Ratio of net investment income (loss) to average
  net assets .......................................        5.55 %         4.20 %        18.15 %         5.68 %        4.50 %


                                                                       WRL DEAN ASSET ALLOCATION SUBACCOUNT
                                                     ------------------------------------------------------------------------
                                                                                   DECEMBER 31,
                                                     ------------------------------------------------------------------------
                                                          1999           1998           1997           1996         1995(1)
                                                     -------------- -------------- -------------- -------------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........    $  16.41       $  15.36       $  13.36       $  11.84      $  10.00
 Income from operations:
  Net investment income (loss) .....................        0.29           1.43           1.06           0.47          0.82
  Net realized and unrealized gain (loss) on
   investment ......................................       (1.43)         (0.38)          0.94           1.05          1.02
                                                        --------       --------       --------       --------      --------
   Net income (loss) from operations ...............       (1.14)          1.05           2.00           1.52          1.84
                                                        --------       --------       --------       --------      --------
Accumulation unit value, end of year ...............    $  15.27       $  16.41       $  15.36       $  13.36      $  11.84
                                                        ========       ========       ========       ========      ========
Total return .......................................       (6.95)%         6.82 %        14.97 %        12.83 %       18.43 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $167,034      $ 237,896      $ 194,084      $ 125,177      $ 72,300
 Ratio of net investment income (loss) to average
  net assets .......................................        1.78 %         8.92 %         7.30 %         3.72 %        7.29 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT

FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                                      WRL C.A.S.E. GROWTH SUBACCOUNT
                                                       ------------------------------------------------------------
                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                                            1999            1998            1997          1996(1)
                                                       -------------   -------------   -------------   ------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........     $  12.35        $  12.22        $  10.77        $  10.00
 Income from operations:
  Net investment income (loss) .....................         1.37            1.06            1.34            0.36
  Net realized and unrealized gain (loss) on
   investment ......................................         2.58           (0.93)           0.11            0.41
                                                         --------        --------        --------        --------
   Net income (loss) from operations ...............         3.95            0.13            1.45            0.77
                                                         --------        --------        --------        --------
Accumulation unit value, end of year ...............     $  16.30        $  12.35        $  12.22        $  10.77
                                                         ========        ========        ========        ========
Total return .......................................        31.98 %          1.05 %         13.43 %          7.73 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $ 51,124        $ 37,580        $ 31,995        $ 12,542
 Ratio of net investment income (loss) to average
  net assets .......................................         9.34 %          8.79 %         11.31 %          5.46 %


                                                                     WRL NWQ VALUE EQUITY SUBACCOUNT
                                                       ------------------------------------------------------------
                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                                            1999            1998            1997          1996(1)
                                                       -------------   -------------   -------------   ------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........     $  12.98        $  13.83        $  11.21        $  10.00
 Income from operations:
  Net investment income (loss) .....................         0.10            0.91            0.08            0.02
  Net realized and unrealized gain (loss) on
   investment ......................................         0.74           (1.76)           2.54            1.19
                                                         --------        --------        --------        --------
   Net income (loss) from operations ...............         0.84           (0.85)           2.62            1.21
                                                         --------        --------        --------        --------
Accumulation unit value, end of year ...............     $  13.82        $  12.98        $  13.83        $  11.21
                                                         ========        ========        ========        ========
Total return .......................................         6.45 %         (6.10)%         23.30 %         12.13 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $ 77,102        $ 92,217        $ 97,272        $ 23,759
 Ratio of net investment income (loss) to average
  net assets .......................................         0.75 %          6.63 %          0.63 %          0.33 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT

FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED




                                                          WRL GE/SCOTTISH EQUITABLE
                                                       INTERNATIONAL EQUITY SUBACCOUNT
                                                  -----------------------------------------
                                                                DECEMBER 31,
                                                  -----------------------------------------
                                                       1999          1998        1997(1)
                                                  ------------- ------------- -------------
CLASS B UNITS:
Accumulation unit value, beginning of year ......   $  11.80      $  10.60      $  10.00
 Income from operations:
  Net investment income (loss) ..................       0.43         (0.15)        (0.06)
  Net realized and unrealized gain (loss) on
   investment ...................................       2.31          1.35          0.66
                                                    --------      --------      --------
   Net income (loss) from operations ............       2.74          1.20          0.60
                                                    --------      --------      --------
Accumulation unit value, end of year ............   $  14.54      $  11.80      $  10.60
                                                    ========      ========      ========
Total return ....................................      23.22 %       11.28 %        6.01 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) .......   $ 20,464      $ 19,376      $ 11,141
 Ratio of net investment income (loss) to average
  net assets ....................................       3.54 %       (1.31)%       (0.58)%



                                                                   WRL GE
                                                           U.S. EQUITY SUBACCOUNT
                                                  -----------------------------------------
                                                                DECEMBER 31,
                                                  -----------------------------------------
                                                       1999           1998        1997(1)
                                                  -------------- ------------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ......    $  15.18      $  12.53      $  10.00
 Income from operations:
  Net investment income (loss) ..................        1.21          0.62          0.95
  Net realized and unrealized gain (loss) on
   investment ...................................        1.33          2.03          1.58
                                                     --------      --------      --------
   Net income (loss) from operations ............        2.54          2.65          2.53
                                                     --------      --------      --------
Accumulation unit value, end of year ............    $  17.72      $  15.18      $  12.53
                                                     ========      ========      ========
Total return ....................................       16.76 %       21.16 %       25.26 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) .......    $ 120,166     $ 73,456      $ 26,822
 Ratio of net investment income (loss) to average
  net assets ....................................        7.40 %        4.55 %        7.99 %


                                                                                    WRL J.P. MORGAN
                                                       WRL THIRD AVENUE       REAL ESTATE SECURITIES
                                                       VALUE SUBACCOUNT             SUBACCOUNT
                                                  -------------------------- -------------------------
                                                         DECEMBER 31,              DECEMBER 31,
                                                  -------------------------- -------------------------
                                                       1999        1998(1)         1999        1998(1)
                                                  ------------- ------------   ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ......   $   9.19      $  10.00       $  8.43      $  10.00
 Income from operations:
  Net investment income (loss) ..................       0.14         (0.09)         0.08         (0.08)
  Net realized and unrealized gain (loss) on
   investment ...................................       1.15         (0.72)        (0.51)        (1.49)
                                                    --------      --------       -------      --------
   Net income (loss) from operations ............       1.29         (0.81)        (0.43)        (1.57)
                                                    --------      --------       -------      --------
Accumulation unit value, end of year ............   $  10.48      $   9.19       $  8.00      $   8.43
                                                    ========      ========       =======      ========
Total return ....................................      14.11 %       (8.13)%       (5.11)%      (15.73)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) .......   $ 10,148      $  9,419       $ 1,626      $  1,324
 Ratio of net investment income (loss) to average
  net assets ....................................       1.54 %       (1.03)%        1.01 %       (1.41)%

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT

FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                               WRL                    WRL
                                                          GOLDMAN SACHS          GOLDMAN SACHS
                                                        GROWTH SUBACCOUNT     SMALL CAP SUBACCOUNT
                                                       -------------------   ---------------------
                                                           DECEMBER 31,           DECEMBER 31,
                                                       -------------------   ---------------------
                                                             1999(1)                1999(1)
                                                       -------------------   ---------------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........        $  10.00               $  10.00
 Income from operations:
  Net investment income (loss) .....................           (0.10)                  0.44
  Net realized and unrealized gain (loss) on
   investment ......................................            1.74                   1.19
                                                            --------               --------
   Net income (loss) from operations ...............            1.64                   1.63
                                                            --------               --------
Accumulation unit value, end of year ...............        $  11.64               $  11.63
                                                            ========               ========
Total return .......................................           16.40 %                16.31 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........        $  5,865               $  1,935
 Ratio of net investment income (loss) to average
  net assets .......................................           (1.40)%                 6.35 %


                                                                  WRL                      WRL
                                                        T. ROWE PRICE DIVIDEND        T. ROWE PRICE
                                                           GROWTH SUBACCOUNT       SMALL CAP SUBACCOUNT
                                                       ------------------------   ---------------------
                                                             DECEMBER 31,              DECEMBER 31,
                                                       ------------------------   ---------------------
                                                                1999(1)                  1999(1)
                                                       ------------------------   ---------------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........           $  10.00                 $  10.00
 Income from operations:
  Net investment income (loss) .....................              (0.09)                    0.36
  Net realized and unrealized gain (loss) on
   investment ......................................              (0.74)                    3.36
                                                               --------                 --------
   Net income (loss) from operations ...............              (0.83)                    3.72
                                                               --------                 --------
Accumulation unit value, end of year ...............           $   9.17                 $  13.72
                                                               ========                 ========
Total return .......................................              (8.27)%                  37.19 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........           $  6,346                 $  4,930
 Ratio of net investment income (loss) to average
  net assets .......................................              (1.40)%                   4.79 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                              WRL                     WRL                    WRL
                                                        SALOMON ALL CAP     PILGRIM BAXTER MID CAP     DREYFUS MID CAP
                                                           SUBACCOUNT          GROWTH SUBACCOUNT         SUBACCOUNT
                                                       -----------------   ------------------------   ----------------
                                                          DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                       -----------------   ------------------------   ----------------
                                                            1999(1)                 1999(1)                1999(1)
                                                       -----------------   ------------------------   ----------------
CLASS B UNITS:
Accumulation unit value, beginning of year .........       $  10.00                $  10.00               $  10.00
 Income from operations:
  Net investment income (loss) .....................           0.40                   (0.02)                 (0.09)
  Net realized and unrealized gain (loss) on
   investment ......................................           1.05                    7.65                   0.71
                                                           --------                --------               --------
   Net income (loss) from operations ...............           1.45                    7.63                   0.62
                                                           --------                --------               --------
Accumulation unit value, end of year ...............       $  11.45                $  17.63               $  10.62
                                                           ========                ========               ========
Total return .......................................          14.49 %                 76.33 %                 6.20 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........       $  4,867                $ 25,604               $  2,227
 Ratio of net investment income (loss) to average
  net assets .......................................           5.63 %                 (0.26)%                (1.40)%


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                             WRL              WRL              WRL             WRL
                                                         J.P. MORGAN         AEGON            JANUS           JANUS
                                                        MONEY MARKET         BOND            GROWTH           GLOBAL
                                                         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                       --------------   --------------   --------------   -------------
                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                       --------------   --------------   --------------   -------------
                                                           1999(1)          1999(1)          1999(1)         1999(1)
                                                       --------------   --------------   --------------   -------------
CLASS C UNITS:
Accumulation unit value, beginning of year .........      $  10.00         $  10.00         $  10.00        $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.05             0.56             1.59            0.64
  Net realized and unrealized gain (loss) on
   investment ......................................          0.00            (0.58)           (0.72)           0.75
                                                          --------         --------         --------        --------
   Net income (loss) from operations ...............          0.05            (0.02)            0.87            1.39
                                                          --------         --------         --------        --------
Accumulation unit value, end of year ...............      $  10.05         $   9.98         $  10.87        $  11.39
                                                          ========         ========         ========        ========
Total return .......................................          0.46 %          (0.21)%           8.70 %         13.87 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     25         $     25         $     27        $     28
 Ratio of net investment income (loss) to average
  net assets .......................................          5.28 %          64.13 %         173.48 %         70.01 %


                                                             WRL
                                                            LKCM               WRL                  WRL                WRL
                                                          STRATEGIC            VKAM                ALGER              AEGON
                                                        TOTAL RETURN     EMERGING GROWTH     AGGRESSIVE GROWTH       BALANCED
                                                         SUBACCOUNT         SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                                       --------------   -----------------   -------------------   -------------
                                                        DECEMBER 31,       DECEMBER 31,         DECEMBER 31,       DECEMBER 31,
                                                       --------------   -----------------   -------------------   -------------
                                                           1999(1)           1999(1)              1999(1)            1999(1)
                                                       --------------   -----------------   -------------------   -------------
CLASS C UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00             $  10.00           $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.55              1.56                 1.01               0.15
  Net realized and unrealized gain (loss) on
   investment ......................................         (0.23)             0.55                 0.69              (0.15)
                                                          --------          --------             --------           --------
   Net income (loss) from operations ...............          0.32              2.11                 1.70               0.00
                                                          --------          --------             --------           --------
Accumulation unit value, end of year ...............      $  10.32          $  12.11             $  11.70           $  10.00
                                                          ========          ========             ========           ========
Total return .......................................          3.16 %           21.08 %              17.05 %             0.01 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     26          $     30             $     29           $     25
 Ratio of net investment income (loss) to average
  net assets .......................................         61.80 %          163.83 %             106.09 %            16.83 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                              WRL                WRL              WRL             WRL
                                                           FEDERATED         DEAN ASSET        C.A.S.E.           NWQ
                                                        GROWTH & INCOME      ALLOCATION         GROWTH        VALUE EQUITY
                                                           SUBACCOUNT        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                       -----------------   --------------   --------------   -------------
                                                          DECEMBER 31,      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                       -----------------   --------------   --------------   -------------
                                                            1999(1)            1999(1)          1999(1)         1999(1)
                                                       -----------------   --------------   --------------   -------------
CLASS C UNITS:
Accumulation unit value, beginning of year .........       $  10.00           $  10.00         $  10.00        $  10.00
 Income from operations:
  Net investment income (loss) .....................           0.47               0.28             0.54            0.20
  Net realized and unrealized gain (loss) on
   investment ......................................          (0.40)             (0.37)           (0.49)           0.22
                                                           --------           --------         --------        --------
   Net income (loss) from operations ...............           0.07              (0.09)            0.05            0.42
                                                           --------           --------         --------        --------
Accumulation unit value, end of year ...............       $  10.07           $   9.91         $  10.05        $  10.42
                                                           ========           ========         ========        ========
Total return .......................................           0.74 %            (0.93)%           0.53 %          4.21 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........       $     25           $     25         $     25        $     26
 Ratio of net investment income (loss) to average
  net assets .......................................          54.01 %            32.57 %          61.53 %         22.95 %


                                                                WRL
                                                       GE/SCOTTISH EQUITABLE
                                                        INTERNATIONAL EQUITY
                                                             SUBACCOUNT
                                                      -----------------------
                                                            DECEMBER 31,
                                                      -----------------------
                                                              1999(1)
                                                      -----------------------
CLASS C UNITS:
Accumulation unit value, beginning of year ..........        $   10.00
 Income from operations:
  Net investment income (loss) ......................             0.53
  Net realized and unrealized gain (loss) on
   investment .......................................             0.59
                                                             ---------
   Net income (loss) from operations ................             1.12
                                                             ---------
Accumulation unit value, end of year ................        $   11.12
                                                             =========
Total return ........................................            11.24 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...........        $      28
 Ratio of net investment income (loss) to average
  net assets ........................................            57.96 %



                                                            WRL            WRL                WRL
                                                            GE        THIRD AVENUE        J.P. MORGAN
                                                        U.S. EQUITY       VALUE      REAL ESTATE SECURITIES
                                                        SUBACCOUNT     SUBACCOUNT          SUBACCOUNT
                                                      -------------- -------------- -----------------------
                                                       DECEMBER 31,   DECEMBER 31,        DECEMBER 31,
                                                      -------------- -------------- -----------------------
                                                          1999(1)        1999(1)            1999(1)
                                                      -------------- -------------- -----------------------
CLASS C UNITS:
Accumulation unit value, beginning of year ..........   $   10.00      $   10.00           $   10.00
 Income from operations:
  Net investment income (loss) ......................        0.62           0.11                0.00
  Net realized and unrealized gain (loss) on
   investment .......................................       (0.20)          0.55                0.40
                                                        ---------      ---------           ---------
   Net income (loss) from operations ................        0.42           0.66                0.40
                                                        ---------      ---------           ---------
Accumulation unit value, end of year ................   $   10.42      $   10.66           $   10.40
                                                        =========      =========           =========
Total return ........................................        4.24 %         6.60 %              3.98 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...........   $      26      $      27           $      26
 Ratio of net investment income (loss) to average
  net assets ........................................       69.78 %        12.46 %              0.00 %


See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                             WRL               WRL                WRL                WRL
                                                        GOLDMAN SACHS     GOLDMAN SACHS      T. ROWE PRICE      T. ROWE PRICE
                                                            GROWTH          SMALL CAP       DIVIDEND GROWTH       SMALL CAP
                                                          SUBACCOUNT        SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                       ---------------   ---------------   -----------------   --------------
                                                         DECEMBER 31,      DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
                                                       ---------------   ---------------   -----------------   --------------
                                                           1999(1)           1999(1)            1999(1)            1999(1)
                                                       ---------------   ---------------   -----------------   --------------
CLASS C UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00           $  10.00           $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.00              0.49               0.00               0.35
  Net realized and unrealized gain (loss) on
   investment ......................................          0.73              0.40            (  0.13)              1.05
                                                          --------          --------           --------           --------
   Net income (loss) from operations ...............          0.73              0.89            (  0.13)              1.40
                                                          --------          --------           --------           --------
Accumulation unit value, end of year ...............      $  10.73          $  10.89           $   9.87           $  11.40
                                                          ========          ========           ========           ========
Total return .......................................          7.31 %            8.91 %          (  1.28)%            13.98 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     27          $     27           $     25           $     28
 Ratio of net investment income (loss) to average
  net assets .......................................          0.00 %           54.08 %             0.00 %            38.09 %


                                                             WRL               WRL              WRL
                                                           SALOMON       PILGRIM BAXTER       DREYFUS
                                                           ALL CAP       MID CAP GROWTH       MID CAP
                                                         SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                       --------------   ----------------   -------------
                                                        DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                       --------------   ----------------   -------------
                                                           1999(1)           1999(1)          1999(1)
                                                       --------------   ----------------   -------------
CLASS C UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00         $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.34              0.03             0.00
  Net realized and unrealized gain (loss) on
   investment ......................................          0.12              2.06             0.51
                                                          --------          --------         --------
   Net income (loss) from operations ...............          0.46              2.09             0.51
                                                          --------          --------         --------
Accumulation unit value, end of year ...............      $  10.46          $  12.09         $  10.51
                                                          ========          ========         ========
Total return .......................................          4.59 %           20.92 %           5.10 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     26          $     30         $     26
 Ratio of net investment income (loss) to average
  net assets .......................................         38.27 %            3.47 %           0.00 %



See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                             WRL              WRL              WRL             WRL
                                                         J.P. MORGAN         AEGON            JANUS           JANUS
                                                        MONEY MARKET         BOND            GROWTH           GLOBAL
                                                         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                       --------------   --------------   --------------   -------------
                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                       --------------   --------------   --------------   -------------
                                                           1999(1)          1999(1)          1999(1)         1999(1)
                                                       --------------   --------------   --------------   -------------
CLASS D UNITS:
Accumulation unit value, beginning of year .........      $  10.00         $  10.00         $  10.00        $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.05             0.56             1.59            0.64
  Net realized and unrealized gain (loss) on
   investment ......................................          0.00            (0.58)           (0.72)           0.75
                                                          --------         --------         --------        --------
   Net income (loss) from operations ...............          0.05            (0.02)            0.87            1.39
                                                          --------         --------         --------        --------
Accumulation unit value, end of year ...............      $  10.05         $   9.98         $  10.87        $  11.39
                                                          ========         ========         ========        ========
Total return .......................................          0.46 %          (0.21)%           8.70 %         13.87 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     25         $     25         $     27        $     28
 Ratio of net investment income (loss) to average
  net assets .......................................          5.28 %          64.13 %         173.48 %         70.01 %


                                                             WRL
                                                            LKCM               WRL                  WRL                WRL
                                                          STRATEGIC            VKAM                ALGER              AEGON
                                                        TOTAL RETURN     EMERGING GROWTH     AGGRESSIVE GROWTH       BALANCED
                                                         SUBACCOUNT         SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                                       --------------   -----------------   -------------------   -------------
                                                        DECEMBER 31,       DECEMBER 31,         DECEMBER 31,       DECEMBER 31,
                                                       --------------   -----------------   -------------------   -------------
                                                           1999(1)           1999(1)              1999(1)            1999(1)
                                                       --------------   -----------------   -------------------   -------------
CLASS D UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00             $  10.00           $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.55              1.56                 1.01               0.15
  Net realized and unrealized gain (loss) on
   investment ......................................         (0.23)             0.55                 0.69              (0.15)
                                                          --------          --------             --------           --------
   Net income (loss) from operations ...............          0.32              2.11                 1.70               0.00
                                                          --------          --------             --------           --------
Accumulation unit value, end of year ...............      $  10.32          $  12.11             $  11.70           $  10.00
                                                          ========          ========             ========           ========
Total return .......................................          3.16 %           21.08 %              17.05 %             0.01 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     26          $     30             $     29           $     25
 Ratio of net investment income (loss) to average
  net assets .......................................         61.80 %          163.83 %             106.09 %            16.83 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                              WRL                  WRL                WRL             WRL
                                                           FEDERATED              DEAN             C.A.S.E.           NWQ
                                                        GROWTH & INCOME     ASSET ALLOCATION        GROWTH        VALUE EQUITY
                                                           SUBACCOUNT          SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                                       -----------------   ------------------   --------------   -------------
                                                          DECEMBER 31,        DECEMBER 31,       DECEMBER 31,     DECEMBER 31,
                                                       -----------------   ------------------   --------------   -------------
                                                            1999(1)              1999(1)            1999(1)         1999(1)
                                                       -----------------   ------------------   --------------   -------------
CLASS D UNITS:
Accumulation unit value, beginning of year .........       $  10.00             $  10.00           $  10.00        $  10.00
 Income from operations:
  Net investment income (loss) .....................           0.47                 0.28               0.54            0.20
  Net realized and unrealized gain (loss) on
   investment ......................................          (0.40)               (0.37)             (0.49)           0.22
                                                           --------             --------           --------        --------
   Net income (loss) from operations ...............           0.07                (0.09)              0.05            0.42
                                                           --------             --------           --------        --------
Accumulation unit value, end of year ...............       $  10.07             $   9.91           $  10.05        $  10.42
                                                           ========             ========           ========        ========
Total return .......................................           0.74 %              (0.93)%             0.53 %          4.21 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........       $     25             $     25           $     25        $     26
 Ratio of net investment income (loss) to average
  net assets .......................................          54.01 %              32.57 %            61.53 %         22.95 %


                                                                WRL
                                                       GE/SCOTTISH EQUITABLE
                                                        INTERNATIONAL EQUITY
                                                             SUBACCOUNT
                                                      -----------------------
                                                            DECEMBER 31,
                                                      -----------------------
                                                              1999(1)
                                                      -----------------------
CLASS D UNITS:
Accumulation unit value, beginning of year ..........        $   10.00
 Income from operations:
  Net investment income (loss) ......................             0.53
  Net realized and unrealized gain (loss) on
   investment .......................................             0.59
                                                             ---------
   Net income (loss) from operations ................             1.12
                                                             ---------
Accumulation unit value, end of year ................        $   11.12
                                                             =========
Total return ........................................            11.24 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...........        $      28
 Ratio of net investment income (loss) to average
  net assets ........................................            57.96 %



                                                            WRL            WRL                WRL
                                                            GE        THIRD AVENUE        J.P. MORGAN
                                                        U.S. EQUITY       VALUE      REAL ESTATE SECURITIES
                                                        SUBACCOUNT     SUBACCOUNT          SUBACCOUNT
                                                      -------------- -------------- -----------------------
                                                       DECEMBER 31,   DECEMBER 31,        DECEMBER 31,
                                                      -------------- -------------- -----------------------
                                                          1999(1)        1999(1)            1999(1)
                                                      -------------- -------------- -----------------------
CLASS D UNITS:
Accumulation unit value, beginning of year ..........   $   10.00      $   10.00           $   10.00
 Income from operations:
  Net investment income (loss) ......................        0.62           0.11                0.00
  Net realized and unrealized gain (loss) on
   investment .......................................       (0.20)          0.55                0.40
                                                        ---------      ---------           ---------
   Net income (loss) from operations ................        0.42           0.66                0.40
                                                        ---------      ---------           ---------
Accumulation unit value, end of year ................   $   10.42      $   10.66           $   10.40
                                                        =========      =========           =========
Total return ........................................        4.24 %         6.60 %              3.98 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...........   $      26      $      27           $      26
 Ratio of net investment income (loss) to average
  net assets ........................................       69.78 %        12.46 %              0.00 %

See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED



                                                             WRL               WRL                WRL                WRL
                                                        GOLDMAN SACHS     GOLDMAN SACHS      T. ROWE PRICE      T. ROWE PRICE
                                                            GROWTH          SMALL CAP       DIVIDEND GROWTH       SMALL CAP
                                                          SUBACCOUNT        SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                       ---------------   ---------------   -----------------   --------------
                                                         DECEMBER 31,      DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
                                                       ---------------   ---------------   -----------------   --------------
                                                           1999(1)           1999(1)            1999(1)            1999(1)
                                                       ---------------   ---------------   -----------------   --------------
CLASS D UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00           $  10.00           $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.00              0.49               0.00               0.35
  Net realized and unrealized gain (loss) on
   investment ......................................          0.73              0.40            (  0.13)              1.05
                                                          --------          --------           --------           --------
   Net income (loss) from operations ...............          0.73              0.89            (  0.13)              1.40
                                                          --------          --------           --------           --------
Accumulation unit value, end of year ...............      $  10.73          $  10.89           $   9.87           $  11.40
                                                          ========          ========           ========           ========
Total return .......................................          7.31 %            8.91 %          (  1.28)%            13.98 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     27          $     27           $     25           $     28
 Ratio of net investment income (loss) to average
  net assets .......................................          0.00 %           54.08 %             0.00 %            38.09 %


                                                             WRL               WRL              WRL
                                                           SALOMON       PILGRIM BAXTER       DREYFUS
                                                           ALL CAP       MID CAP GROWTH       MID CAP
                                                         SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                       --------------   ----------------   -------------
                                                        DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                       --------------   ----------------   -------------
                                                           1999(1)           1999(1)          1999(1)
                                                       --------------   ----------------   -------------
CLASS D UNITS:
Accumulation unit value, beginning of year .........      $  10.00          $  10.00         $  10.00
 Income from operations:
  Net investment income (loss) .....................          0.34              0.03             0.00
  Net realized and unrealized gain (loss) on
   investment ......................................          0.12              2.06             0.51
                                                          --------          --------         --------
   Net income (loss) from operations ...............          0.46              2.09             0.51
                                                          --------          --------         --------
Accumulation unit value, end of year ...............      $  10.46          $  12.09         $  10.51
                                                          ========          ========         ========
Total return .......................................          4.59 %           20.92 %           5.10 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........      $     26          $     30         $     26
 Ratio of net investment income (loss) to average
  net assets .......................................         38.27 %            3.47 %           0.00 %



See Notes to the Financial Statements, which is an integral part of this report.

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 1999

NOTE 1 -- ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES


The WRL Series Annuity Account (the "Annuity Account"), was established as a variable accumulation deferred annuity separate account of Western Reserve Life Assurance Co. of Ohio ("WRL" or the "depositor") and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Annuity Account encompasses various contract types:
Class A:
  WRL Freedom Variable Annuity
  WRL Freedom Attainer
Class B:
  WRL Freedom Bellwether
  WRL Freedom Conqueror
  WRL Freedom Creator
  WRL Freedom Premier
Class C:
  WRL Freedom Premier
  WRL Freedom Access
Class D:
  WRL Freedom Access

Each contract type contains twenty-three investment options referred to as subaccounts. Each subaccount invests in the corresponding Portfolio of the WRL Series Fund, Inc. (collectively referred to as the "Fund" and individually as a "Portfolio"), a registered management investment company under the Investment Company Act of 1940, as amended.

The Fund has entered into annually renewable investment advisory agreements for each Portfolio with WRL Investment Management, Inc. ("WRL Management") as investment adviser. Costs incurred in connection with the advisory services rendered by WRL Management are paid by each Portfolio. WRL Management has entered into sub-advisory agreements with various management companies ("Sub-Advisers"), some of which are affiliates of WRL. Each sub-adviser is compensated directly by WRL Management.

Effective May 1, 1999 the names on the following subaccounts were changed:



SUBACCOUNT                                FORMERLY
--------------------------   ----------------------------------
WRL J.P. Morgan Money        Money Market Subaccount
  Market
WRL AEGON Bond               Bond Subaccount
WRL Janus Growth             Growth Subaccount
WRL Janus Global             Global Subaccount
WRL LKCM Strategic           Strategic Total Return Subaccount
  Total Return
WRL VKAM Emerging            Emerging Growth Subaccount
  Growth
WRL Alger Aggressive         Aggressive Growth Subaccount
  Growth
WRL AEGON Balanced           Balanced Subaccount
WRL Federated Growth &       Growth & Income Subaccount
  Income
WRL Dean Asset               Tactical Asset Allocation
  Allocation                 Subaccount
WRL C.A.S.E. Growth          C.A.S.E. Growth Subaccount
WRL NWQ Value Equity         Value Equity Subaccount
WRL GE/Scottish              International Equity Subaccount
  Equitable International
  Equity
WRL GE U.S. Equity           U.S. Equity Subaccount
WRL Third Avenue Value       Third Avenue Value Subaccount
WRL J.P. Morgan Real         Real Estate Securities Subaccount
  Estate Securities

On January 20, 1999, the Annuity Account received approval from the Securities and Exchange Commission pursuant to an exemptive order (Rel. No. IC - 23657) for the substitution of securities issued by WRL Series Fund, Inc., and held by the Annuity Account to support individual flexible premium

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 1 -- (CONTINUED)
deferred variable annuity contracts, investments were transferred from the Global Sector Subaccount to the WRL Janus Global Subaccount.

The Financial Statements reflect a full twelve month period for each year reported on, except as follows:

CLASS A AND CLASS B

SUBACCOUNT                                  INCEPTION DATE
----------------------------------------   ---------------
WRL Dean Asset Allocation                      01/03/1995
WRL C.A.S.E. Growth                            05/01/1996
WRL NWQ Value Equity                           05/01/1996
WRL GE/Scottish Equitable International
  Equity                                       01/02/1997
WRL GE U.S. Equity                             01/02/1997
WRL Third Avenue Value                         01/02/1998
WRL J.P. Morgan Real Estate Securities         05/01/1998
WRL Goldman Sachs Growth                       05/03/1999
WRL T. Rowe Price Dividend Growth              05/03/1999
WRL T. Rowe Price Small Cap                    05/03/1999
WRL Salomon All Cap                            05/03/1999
WRL Pilgrim Baxter Mid Cap Growth              05/03/1999
WRL Dreyfus Mid Cap                            05/03/1999

On May 3, 1999, the inception date of the following subaccounts, WRL made initial contributions totaling $ 3,500,000 to the Annuity Account. The respective amounts of the contributions and units received are as follows:


CLASS A AND CLASS B


SUBACCOUNT                             CONTRIBUTION      UNITS
-----------------------------------   --------------   ---------
WRL Goldman Sachs Growth              $ 250,000        25,000
WRL Goldman Sachs Small Cap             250,000        25,000
WRL T. Rowe Price Dividend Growth       250,000        25,000
WRL T. Rowe Price Small Cap             250,000        25,000
WRL Salomon All Cap                     250,000        25,000
WRL Pilgrim Baxter Mid Cap Growth       250,000        25,000
WRL Dreyfus Mid Cap                     250,000        25,000

On November 30, 1999, the inception date of Class C and Class D subaccounts, WRL made initial contributions of $ 25,000 for 2,500 units for each subaccount totaling $ 1,150,000 to the Annuity Account.

The Annuity Account holds assets to support the benefits under certain flexible payment variable accumulation deferred annuity contracts (the "Contracts") issued by WRL. The Annuity Account equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.

The following significant accounting policies, which are in conformity with accounting principles generally accepted in the United States, have been consistently applied in the preparation of the Annuity Account Financial Statements. The preparation of the Financial Statements required management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.


A. VALUATION OF INVESTMENTS AND SECURITIES TRANSACTIONS

Investments in the Fund's shares are valued at the closing net asset value ("NAV") per share of the underlying Portfolio, as determined by the Fund. Investment transactions are accounted for on the trade date at the Portfolio NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis.


B. FEDERAL INCOME TAXES

The operations of the Annuity Account are a part of and are taxed with the total operations of WRL, which is taxed as a life insurance company under the Internal Revenue Code. Under the current Internal Revenue Code, the investment income of the Annuity Account, including realized and unrealized capital gains, is not taxable to WRL. Accordingly, no provision for Federal income taxes has been made.

NOTE 2 -- CHARGES AND DEDUCTIONS

Charges are assessed by WRL in connection with the issuance and administration of the Contracts.


A. CONTRACT CHARGES

No deduction for sales expenses is made from the purchase payments. A contingent deferred sales charge may, however, be assessed against contract values when withdrawn or surrendered. On each anniversary through maturity date, WRL will deduct an annual contract charge as partial compensation for providing administrative services under the Contracts.

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 2 -- (CONTINUED)
B. SUBACCOUNT CHARGES

A daily charge as a percentage of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks and administrative services in connection with issuance and administration of the Contracts. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year. The following reflects the annual rate for daily charges as assessed by each Annuity Account class:

Class A   1.25%
Class B   1.40%
Class C   1.65%
Class D   1.80%


NOTE 3 -- DIVIDEND DISTRIBUTIONS


Dividends are not declared by the Annuity Account, since the increase in the value of the underlying investment in the Fund is reflected daily in the accumulation unit price used to calculate the equity value within the Annuity Account. Consequently, a dividend distribution by the underlying Fund does not change either the accumulation unit price or equity values within the Annuity Account.


NOTE 4 --SECURITIES TRANSACTIONS


Securities transactions for the year ended December 31, 1999, are as follows (in thousands):


                                      PURCHASES       PROCEEDS
                                         OF          FROM SALES
SUBACCOUNT                           SECURITIES     OF SECURITIES
---------------------------------   ------------   --------------
WRL J.P. Morgan Money Market        $ 864,574      $ 640,263
WRL AEGON Bond                         41,367         48,922
WRL Janus Growth                      777,038        252,442
WRL Janus Global                      290,487        178,616
WRL LKCM Strategic Total Return        83,858         73,967
WRL VKAM Emerging Growth              426,493        193,184
WRL Alger Aggressive Growth           228,337         83,885
WRL AEGON Balanced                     22,833         13,544
WRL Federated Growth & Income          16,326         21,412
WRL Dean Asset Allocation              19,892         91,702
WRL C.A.S.E. Growth                    51,139         47,220
WRL NWQ Value Equity                   49,991         75,921
WRL GE/Scottish Equitable
   International Equity               195,762        200,996
WRL GE U.S. Equity                     93,027         46,602
WRL Third Avenue Value                  6,186          7,602
WRL J.P. Morgan Real Estate
   Securities                           5,862          5,414
WRL Goldman Sachs Growth                7,723          1,532
WRL Goldman Sachs Small Cap             6,670          4,609
WRL T. Rowe Price Dividend
   Growth                              10,188          1,614
WRL T. Rowe Price Small Cap            15,157          8,292
WRL Salomon All Cap                    11,652          5,845
WRL Pilgrim Baxter Mid Cap
   Growth                              29,715          8,086
WRL Dreyfus Mid Cap                     3,974          1,091

NOTE 5 -- FINANCIAL HIGHLIGHTS

Per unit information has been computed using average units outstanding throughout the year. Total return is not annualized for periods less than one year. The ratio of net investment income (loss) to average net assets is annualized for periods less than one year.

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- EQUITY TRANSACTIONS
       (All amounts in thousands)

                                                                                      WRL
                                                                                  J.P. MORGAN
                                                                                 MONEY MARKET
                                                                                  SUBACCOUNT
                                                                         -----------------------------
                                                                                 DECEMBER 31,
                                                                         -----------------------------
                                                                             1999(1)          1998
                                                                         --------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ................................         3,396         2,861
  Units issued .........................................................        15,925        12,716
  Units redeemed .......................................................       (12,803)      (12,181)
                                                                               -------       -------
  Units outstanding - end of year ......................................         6,518         3,396
                                                                               =======       =======
 Class B:
  Units outstanding - beginning of year ................................         7,839         5,383
  Units issued .........................................................       109,714        42,233
  Units redeemed .......................................................       (95,829)      (39,777)
                                                                               -------       -------
  Units outstanding - end of year ......................................        21,724         7,839
                                                                               =======       =======
 Class C:
  Units outstanding - beginning of year ................................             0
  Units issued .........................................................             3
  Units redeemed .......................................................             0
                                                                               -------
  Units outstanding - end of year ......................................             3
                                                                               =======
 Class D:
  Units outstanding - beginning of year ................................             0
  Units issued .........................................................             3
  Units redeemed .......................................................             0
                                                                               -------
  Units oustanding - end of year .......................................             3
                                                                               =======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ...........................................  $    232,910    $  179,547
  Cost of units redeemed ...............................................      (187,224)     (172,316)
                                                                          ------------    ----------
  Increase (decrease) in net assets from capital unit transactions .....  $     45,686    $    7,231
                                                                          ============    ==========
 Class B:
  Proceeds from units issued ...........................................  $  1,338,148    $  498,610
  Cost of units redeemed ...............................................    (1,168,282)     (469,987)
                                                                          ------------    ----------
  Increase (decrease) in net assets from capital unit transactions .....  $    169,866    $   28,623
                                                                          ============    ==========
 Class C:
  Proceeds from units issued ...........................................  $         25
  Cost of units redeemed ...............................................             0
                                                                          ------------
  Increase (decrease) in net assets from capital unit transactions .....  $         25
                                                                          ============
 Class D:
  Proceeds from units issued ...........................................  $         25
  Cost of units redeemed ...............................................             0
                                                                          ------------
  Increase (decrease) in net assets from capital unit transactions .....  $         25
                                                                          ============



                                                                                     WRL                         WRL
                                                                                    AEGON                       JANUS
                                                                                    BOND                       GROWTH
                                                                                 SUBACCOUNT                  SUBACCOUNT
                                                                         --------------------------- ---------------------------
                                                                                DECEMBER 31,                DECEMBER 31,
                                                                         --------------------------- ---------------------------
                                                                             1999(1)        1998        1999(1)         1998
                                                                         -------------- ------------ ------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ................................        2,415        2,360        13,063        14,842
  Units issued .........................................................          739        1,411         2,081         2,325
  Units redeemed .......................................................       (1,311)      (1,356)       (3,313)       (4,104)
                                                                               ------       ------        ------        ------
  Units outstanding - end of year ......................................        1,843        2,415        11,831        13,063
                                                                               ======       ======        ======        ======
 Class B:
  Units outstanding - beginning of year ................................        6,351        4,801        27,435        23,273
  Units issued .........................................................        4,449        5,846        18,424        14,632
  Units redeemed .......................................................       (4,519)      (4,296)      (13,584)      (10,470)
                                                                               ------       ------       -------       -------
  Units outstanding - end of year ......................................        6,281        6,351        32,275        27,435
                                                                               ======       ======       =======       =======
 Class C:
  Units outstanding - beginning of year ................................            0                          0
  Units issued .........................................................            3                          3
  Units redeemed .......................................................            0                          0
                                                                               ------                    -------
  Units outstanding - end of year ......................................            3                          3
                                                                               ======                    =======
 Class D:
  Units outstanding - beginning of year ................................            0                          0
  Units issued .........................................................            3                          3
  Units redeemed .......................................................            0                          0
                                                                               ------                    -------
  Units oustanding - end of year .......................................            3                          3
                                                                               ======                    =======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ...........................................   $   15,202    $  29,044    $  152,871    $  115,049
  Cost of units redeemed ...............................................      (26,921)     (27,598)     (244,654)     (196,117)
                                                                           ----------    ---------    ----------    ----------
  Increase (decrease) in net assets from capital unit transactions .....   $  (11,719)   $   1,446    $  (91,783)   $  (81,068)
                                                                           ==========    =========    ==========    ==========
 Class B:
  Proceeds from units issued ...........................................   $   62,733    $  82,089    $  658,516    $  349,932
  Cost of units redeemed ...............................................      (63,678)     (60,281)     (486,621)     (245,125)
                                                                           ----------    ---------    ----------    ----------
  Increase (decrease) in net assets from capital unit transactions .....   $     (945)   $  21,808    $  171,895    $  104,807
                                                                           ==========    =========    ==========    ==========
 Class C:
  Proceeds from units issued ...........................................   $       25                 $       25
  Cost of units redeemed ...............................................            0                          0
                                                                           ----------                 ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25                 $       25
                                                                           ==========                 ==========
 Class D:
  Proceeds from units issued ...........................................   $       25                 $       25
  Cost of units redeemed ...............................................            0                          0
                                                                           ----------                 ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25                 $       25
                                                                           ==========                 ==========

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
          (All amounts in thousands)

                                                                                      WRL
                                                                                     JANUS
                                                                                    GLOBAL
                                                                                  SUBACCOUNT
                                                                         -----------------------------
                                                                                 DECEMBER 31,
                                                                         -----------------------------
                                                                             1999(1)         1998
                                                                         -------------- --------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ................................        9,640         10,843
  Units issued .........................................................        1,729          2,177
  Units redeemed .......................................................       (2,602)        (3,380)
                                                                               ------         ------
  Units outstanding - end of year ......................................        8,767          9,640
                                                                               ======         ======
 Class B:
  Units outstanding - beginning of year ................................       17,105         15,530
  Units issued .........................................................       11,751          8,478
  Units redeemed .......................................................       (9,981)        (6,903)
                                                                               ------         ------
  Units outstanding - end of year ......................................       18,875         17,105
                                                                               ======         ======
 Class C:
  Units outstanding - beginning of year ................................            0
  Units issued .........................................................            3
  Units redeemed .......................................................            0
                                                                               ------
  Units outstanding - end of year ......................................            3
                                                                               ======
 Class D:
  Units outstanding - beginning of year ................................            0
  Units issued .........................................................            3
  Units redeemed .......................................................            0
                                                                               ------
  Units oustanding - end of year .......................................            3
                                                                               ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ...........................................   $   61,533     $   60,997
  Cost of units redeemed ...............................................      (92,690)       (93,858)
                                                                           ----------     ----------
  Increase (decrease) in net assets from capital unit transactions .....   $  (31,157)    $  (32,861)
                                                                           ==========     ==========
 Class B:
  Proceeds from units issued ...........................................   $  418,291     $  236,884
  Cost of units redeemed ...............................................     (356,658)      (190,550)
                                                                           ----------     ----------
  Increase (decrease) in net assets from capital unit transactions .....   $   61,633     $   46,334
                                                                           ==========     ==========
 Class C:
  Proceeds from units issued ...........................................   $       25
  Cost of units redeemed ...............................................            0
                                                                           ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25
                                                                           ==========
 Class D:
  Proceeds from units issued ...........................................   $       25
  Cost of units redeemed ...............................................            0
                                                                           ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25
                                                                           ==========



                           (All amounts in thousands)
                                                                                      WRL                   WRL
                                                                                     LKCM                  VKAM
                                                                                   STRATEGIC             EMERGING
                                                                                 TOTAL RETURN             GROWTH
                                                                                  SUBACCOUNT            SUBACCOUNT
                                                                         ----------------------------- -------------
                                                                                 DECEMBER 31,          DECEMBER 31,
                                                                         ----------------------------- -------------
                                                                             1999(1)         1998         1999(1)
                                                                         -------------- -------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ................................        7,983          8,831         6,443
  Units issued .........................................................        1,196          1,416         2,008
  Units redeemed .......................................................       (2,139)        (2,264)       (2,297)
                                                                               ------         ------        ------
  Units outstanding - end of year ......................................        7,040          7,983         6,154
                                                                               ======         ======        ======
 Class B:
  Units outstanding - beginning of year ................................       16,462         15,125        12,279
  Units issued .........................................................        6,053          5,389        10,810
  Units redeemed .......................................................       (6,378)        (4,052)       (8,910)
                                                                               ------         ------        ------
  Units outstanding - end of year ......................................       16,137         16,462        14,179
                                                                               ======         ======        ======
 Class C:
  Units outstanding - beginning of year ................................            0                            0
  Units issued .........................................................            3                            3
  Units redeemed .......................................................            0                            0
                                                                               ------                       ------
  Units outstanding - end of year ......................................            3                            3
                                                                               ======                       ======
 Class D:
  Units outstanding - beginning of year ................................            0                            0
  Units issued .........................................................            3                            3
  Units redeemed .......................................................            0                            0
                                                                               ------                       ------
  Units oustanding - end of year .......................................            3                            3
                                                                               ======                       ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ...........................................   $   24,844     $   27,037    $   79,034
  Cost of units redeemed ...............................................      (44,414)       (43,014)      (88,629)
                                                                           ----------     ----------    ----------
  Increase (decrease) in net assets from capital unit transactions .....   $  (19,570)    $  (15,977)   $   (9,595)
                                                                           ==========     ==========    ==========
 Class B:
  Proceeds from units issued ...........................................   $  124,950     $  101,973    $  422,476
  Cost of units redeemed ...............................................     (131,518)       (76,391)     (349,138)
                                                                           ----------     ----------    ----------
  Increase (decrease) in net assets from capital unit transactions .....   $   (6,568)    $   25,582    $   73,338
                                                                           ==========     ==========    ==========
 Class C:
  Proceeds from units issued ...........................................   $       25                   $       25
  Cost of units redeemed ...............................................            0                            0
                                                                           ----------                   ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25                   $       25
                                                                           ==========                   ==========
 Class D:
  Proceeds from units issued ...........................................   $       25                   $       25
  Cost of units redeemed ...............................................            0                            0
                                                                           ----------                   ----------
  Increase (decrease) in net assets from capital unit transactions .....   $       25                   $       25
                                                                           ==========                   ==========



                           (All amounts in thousands)
                                                                              WRL
                                                                              VKAM
                                                                         EMERGING GROWTH
                                                                           SUBACCOUNT
                                                                         --------------
                                                                          DECEMBER 31,
                                                                         --------------
                                                                              1998
                                                                         --------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ................................        7,180
  Units issued .........................................................        1,612
  Units redeemed .......................................................       (2,349)
                                                                               ------
  Units outstanding - end of year ......................................        6,443
                                                                               ======
 Class B:
  Units outstanding - beginning of year ................................       11,279
  Units issued .........................................................        6,337
  Units redeemed .......................................................       (5,337)
                                                                               ------
  Units outstanding - end of year ......................................       12,279
                                                                               ======
 Class C:
  Units outstanding - beginning of year ................................
  Units issued .........................................................
  Units redeemed .......................................................
  Units outstanding - end of year ......................................
 Class D:
  Units outstanding - beginning of year ................................
  Units issued .........................................................
  Units redeemed .......................................................
  Units oustanding - end of year .......................................
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ...........................................   $   41,762
  Cost of units redeemed ...............................................      (59,102)
                                                                           ----------
  Increase (decrease) in net assets from capital unit transactions .....   $  (17,340)
                                                                           ==========
 Class B:
  Proceeds from units issued ...........................................   $  162,954
  Cost of units redeemed ...............................................     (135,066)
                                                                           ----------
  Increase (decrease) in net assets from capital unit transactions .....   $   27,888
                                                                           ==========
 Class C:
  Proceeds from units issued ...........................................
  Cost of units redeemed ...............................................
  Increase (decrease) in net assets from capital unit transactions .....
 Class D:
  Proceeds from units issued ...........................................
  Cost of units redeemed ...............................................
  Increase (decrease) in net assets from capital unit transactions .....

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
       (All amounts in thousands)

                                                                                WRL
                                                                               ALGER
                                                                         AGGRESSIVE GROWTH
                                                                            SUBACCOUNT
                                                                    ---------------------------
                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1999(1)         1998
                                                                    ------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................       4,069         4,173
  Units issued ....................................................       1,440         1,588
  Units redeemed ..................................................      (1,611)       (1,692)
                                                                         ------        ------
  Units outstanding - end of year .................................       3,898         4,069
                                                                         ======        ======
 Class B:
  Units outstanding - beginning of year ...........................      10,807         9,141
  Units issued ....................................................       8,405         6,364
  Units redeemed ..................................................      (5,960)       (4,698)
                                                                         ------        ------
  Units outstanding - end of year .................................      13,252        10,807
                                                                         ======        ======
 Class C:
  Units outstanding - beginning of year ...........................           0
  Units issued ....................................................           3
  Units redeemed ..................................................           0
                                                                         ------
  Units outstanding - end of year .................................           3
                                                                         ======
 Class D:
  Units outstanding - beginning of year ...........................           0
  Units issued ....................................................           3
  Units redeemed ..................................................           0
                                                                         ------
  Units oustanding - end of year ..................................           3
                                                                         ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................  $   44,279     $  33,380
  Cost of units redeemed ..........................................     (48,859)      (34,274)
                                                                     ----------     ---------
  Increase (decrease) in net assets from capital unit transactions   $   (4,580)    $    (894)
                                                                     ==========     =========
 Class B:
  Proceeds from units issued ......................................  $  257,678     $ 134,461
  Cost of units redeemed ..........................................    (182,530)      (97,234)
                                                                     ----------     ---------
  Increase (decrease) in net assets from capital unit transactions   $   75,148     $  37,227
                                                                     ==========     =========
 Class C:
  Proceeds from units issued ......................................  $       25
  Cost of units redeemed ..........................................           0
                                                                     ----------
  Increase (decrease) in net assets from capital unit transactions   $       25
                                                                     ==========
 Class D:
  Proceeds from units issued ......................................  $       25
  Cost of units redeemed ..........................................           0
                                                                     ----------
  Increase (decrease) in net assets from capital unit transactions   $       25
                                                                     ==========



                                                                               WRL                       WRL
                                                                              AEGON                   FEDERATED
                                                                            BALANCED               GROWTH & INCOME
                                                                           SUBACCOUNT                SUBACCOUNT
                                                                    ------------------------- -------------------------
                                                                          DECEMBER 31,              DECEMBER 31,
                                                                    ------------------------- -------------------------
                                                                       1999(1)       1998        1999(1)        1998
                                                                    ------------ ------------ ------------- -----------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................      1,336        1,239         1,021          885
  Units issued ....................................................        688          652           225          654
  Units redeemed ..................................................       (571)        (555)         (504)        (518)
                                                                         -----        -----         -----         ----
  Units outstanding - end of year .................................      1,453        1,336           742        1,021
                                                                         =====        =====         =====        =====
 Class B:
  Units outstanding - beginning of year ...........................      4,024        3,157         3,248        2,316
  Units issued ....................................................      2,279        2,021         1,704        2,664
  Units redeemed ..................................................     (1,836)      (1,154)       (1,928)      (1,732)
                                                                        ------       ------        ------       ------
  Units outstanding - end of year .................................      4,467        4,024         3,024        3,248
                                                                        ======       ======        ======       ======
 Class C:
  Units outstanding - beginning of year ...........................          0                          0
  Units issued ....................................................          3                          3
  Units redeemed ..................................................          0                          0
                                                                        ------                     ------
  Units outstanding - end of year .................................          3                          3
                                                                        ======                     ======
 Class D:
  Units outstanding - beginning of year ...........................          0                          0
  Units issued ....................................................          3                          3
  Units redeemed ..................................................          0                          0
                                                                        ------                     ------
  Units oustanding - end of year ..................................          3                          3
                                                                        ======                     ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................  $  10,368    $   9,298     $   3,553    $  10,307
  Cost of units redeemed ..........................................     (8,530)      (7,930)       (7,926)      (8,136)
                                                                     ---------    ---------     ---------    ---------
  Increase (decrease) in net assets from capital unit transactions   $   1,838    $   1,368     $  (4,373)   $   2,171
                                                                     =========    =========     =========    =========
 Class B:
  Proceeds from units issued ......................................  $  33,951    $  28,613     $  26,708    $  41,704
  Cost of units redeemed ..........................................    (27,230)     (16,289)      (30,115)     (27,088)
                                                                     ---------    ---------     ---------    ---------
  Increase (decrease) in net assets from capital unit transactions   $   6,721    $  12,324     $  (3,407)   $  14,616
                                                                     =========    =========     =========    =========
 Class C:
  Proceeds from units issued ......................................  $      25                  $      25
  Cost of units redeemed ..........................................          0                          0
                                                                     ---------                  ---------
  Increase (decrease) in net assets from capital unit transactions   $      25                  $      25
                                                                     =========                  =========
 Class D:
  Proceeds from units issued ......................................  $      25                  $      25
  Cost of units redeemed ..........................................          0                          0
                                                                     ---------                  ---------
  Increase (decrease) in net assets from capital unit transactions   $      25                  $      25
                                                                     =========                  =========

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
       (All amounts in thousands)

                                                                                WRL                        WRL
                                                                            DEAN ASSET                   C.A.S.E.
                                                                            ALLOCATION                    GROWTH
                                                                            SUBACCOUNT                  SUBACCOUNT
                                                                    --------------------------- --------------------------
                                                                           DECEMBER 31,                DECEMBER 31,
                                                                    --------------------------- --------------------------
                                                                        1999(1)        1998        1999(1)        1998
                                                                    -------------- ------------ ------------ -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................        5,174        5,049          887         1,121
  Units issued ....................................................          850        1,544          789           538
  Units redeemed ..................................................       (2,179)      (1,419)        (992)         (772)
                                                                          ------       ------         ----         -----
  Units outstanding - end of year .................................        3,845        5,174          684           887
                                                                          ======       ======         ====         =====
 Class B:
  Units outstanding - beginning of year ...........................       14,496       12,633        3,043         2,618
  Units issued ....................................................        3,195        5,679        3,570         1,879
  Units redeemed ..................................................       (6,752)      (3,816)      (3,476)       (1,454)
                                                                          ------       ------       ------        ------
  Units outstanding - end of year .................................       10,939       14,496        3,137         3,043
                                                                          ======       ======       ======        ======
 Class C:
  Units outstanding - beginning of year ...........................            0                         0
  Units issued ....................................................            3                         3
  Units redeemed ..................................................            0                         0
                                                                          ------                    ------
  Units outstanding - end of year .................................            3                         3
                                                                          ======                    ======
 Class D:
  Units outstanding - beginning of year ...........................            0                         0
  Units issued ....................................................            3                         3
  Units redeemed ..................................................            0                         0
                                                                          ------                    ------
  Units oustanding - end of year ..................................            3                         3
                                                                          ======                    ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................   $   13,824    $  24,856    $  15,227     $   8,282
  Cost of units redeemed ..........................................      (35,141)     (22,698)     (18,868)      (12,019)
                                                                      ----------    ---------    ---------     ---------
  Increase (decrease) in net assets from capital unit transactions    $  (21,317)   $   2,158    $  (3,641)    $  (3,737)
                                                                      ==========    =========    =========     =========
 Class B:
  Proceeds from units issued ......................................   $   51,728    $  90,625    $  52,397     $  22,803
  Cost of units redeemed ..........................................     (107,838)     (60,672)     (50,557)      (17,320)
                                                                      ----------    ---------    ---------     ---------
  Increase (decrease) in net assets from capital unit transactions    $  (56,110)   $  29,953    $   1,840     $   5,483
                                                                      ==========    =========    =========     =========
 Class C:
  Proceeds from units issued ......................................   $       25                 $      25
  Cost of units redeemed ..........................................            0                         0
                                                                      ----------                 ---------
  Increase (decrease) in net assets from capital unit transactions    $       25                 $      25
                                                                      ==========                 =========
 Class D:
  Proceeds from units issued ......................................   $       25                 $      25
  Cost of units redeemed ..........................................            0                         0
                                                                      ----------                 ---------
  Increase (decrease) in net assets from capital unit transactions    $       25                 $      25
                                                                      ==========                 =========



                                                                                WRL
                                                                                NWQ
                                                                            VALUE EQUITY
                                                                             SUBACCOUNT
                                                                    ----------------------------
                                                                            DECEMBER 31,
                                                                    ----------------------------
                                                                        1999(1)         1998
                                                                    -------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................        2,964         3,562
  Units issued ....................................................        1,392         2,145
  Units redeemed ..................................................       (1,985)       (2,743)
                                                                          ------        ------
  Units outstanding - end of year .................................        2,371         2,964
                                                                          ======        ======
 Class B:
  Units outstanding - beginning of year ...........................        7,103         7,035
  Units issued ....................................................        5,308         5,002
  Units redeemed ..................................................       (6,832)       (4,934)
                                                                          ------        ------
  Units outstanding - end of year .................................        5,579         7,103
                                                                          ======        ======
 Class C:
  Units outstanding - beginning of year ...........................            0
  Units issued ....................................................            3
  Units redeemed ..................................................            0
                                                                          ------
  Units outstanding - end of year .................................            3
                                                                          ======
 Class D:
  Units outstanding - beginning of year ...........................            0
  Units issued ....................................................            3
  Units redeemed ..................................................            0
                                                                          ------
  Units oustanding - end of year ..................................            3
                                                                          ======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................   $   19,668     $  29,077
  Cost of units redeemed ..........................................      (27,513)      (36,336)
                                                                      ----------     ---------
  Increase (decrease) in net assets from capital unit transactions    $   (7,845)    $  (7,259)
                                                                      ==========     =========
 Class B:
  Proceeds from units issued ......................................   $   75,522     $  69,109
  Cost of units redeemed ..........................................      (94,761)      (65,328)
                                                                      ----------     ---------
  Increase (decrease) in net assets from capital unit transactions    $  (19,239)    $   3,781
                                                                      ==========     =========
 Class C:
  Proceeds from units issued ......................................   $       25
  Cost of units redeemed ..........................................            0
                                                                      ----------
  Increase (decrease) in net assets from capital unit transactions    $       25
                                                                      ==========
 Class D:
  Proceeds from units issued ......................................   $       25
  Cost of units redeemed ..........................................            0
                                                                      ----------
  Increase (decrease) in net assets from capital unit transactions    $       25
                                                                      ==========

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
       (All amounts in thousands)

                                                                               WRL
                                                                      GE/SCOTTISH EQUITABLE
                                                                       INTERNATIONAL EQUITY
                                                                            SUBACCOUNT
                                                                    --------------------------
                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                       1999(1)        1998
                                                                    ------------- ------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................         573          601
  Units issued ....................................................         281          665
  Units redeemed ..................................................        (451)        (693)
                                                                           ----         ----
  Units outstanding - end of year .................................         403          573
                                                                           ====         ====
 Class B:
  Units outstanding - beginning of year ...........................       1,642        1,051
  Units issued ....................................................      17,277        1,776
  Units redeemed ..................................................     (17,511)      (1,185)
                                                                        -------       ------
  Units outstanding - end of year .................................       1,408        1,642
                                                                        =======       ======
 Class C:
  Units outstanding - beginning of year ...........................           0
  Units issued ....................................................           3
  Units redeemed ..................................................           0
                                                                        -------
  Units outstanding - end of year .................................           3
                                                                        =======
 Class D:
  Units outstanding - beginning of year ...........................           0
  Units issued ....................................................           3
  Units redeemed ..................................................           0
                                                                        -------
  Units oustanding - end of year ..................................           3
                                                                        =======
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................  $    3,420    $   7,942
  Cost of units redeemed ..........................................      (5,503)      (8,214)
                                                                     ----------    ---------
  Increase (decrease) in net assets from capital unit transactions   $   (2,083)   $    (272)
                                                                     ==========    =========
 Class B:
  Proceeds from units issued ......................................  $  205,933    $  20,738
  Cost of units redeemed ..........................................    (210,008)     (13,578)
                                                                     ----------    ---------
  Increase (decrease) in net assets from capital unit transactions   $   (4,075)   $   7,160
                                                                     ==========    =========
 Class C:
  Proceeds from units issued ......................................  $       25
  Cost of units redeemed ..........................................           0
                                                                     ----------
  Increase (decrease) in net assets from capital unit transactions   $       25
                                                                     ==========
 Class D:
  Proceeds from units issued ......................................  $       25
  Cost of units redeemed ..........................................           0
                                                                     ----------
  Increase (decrease) in net assets from capital unit transactions   $       25
                                                                     ==========



                                                                               WRL                        WRL
                                                                                GE                   THIRD AVENUE
                                                                           U.S. EQUITY                   VALUE
                                                                            SUBACCOUNT                SUBACCOUNT
                                                                    -------------------------- -------------------------
                                                                           DECEMBER 31,              DECEMBER 31,
                                                                    -------------------------- -------------------------
                                                                       1999(1)        1998        1999(1)      1998(1)
                                                                    ------------- ------------ ------------- -----------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................       1,538          987           644           0
  Units issued ....................................................       1,742        1,779           344         992
  Units redeemed ..................................................      (1,457)      (1,228)         (483)       (348)
                                                                         ------       ------          ----        ----
  Units outstanding - end of year .................................       1,823        1,538           505         644
                                                                         ======       ======          ====        ====
 Class B:
  Units outstanding - beginning of year ...........................       4,840        2,141         1,025           0
  Units issued ....................................................       6,339        5,244           746       1,702
  Units redeemed ..................................................      (4,398)      (2,545)         (803)       (677)
                                                                         ------       ------         -----       -----
  Units outstanding - end of year .................................       6,781        4,840           968       1,025
                                                                         ======       ======         =====       =====
 Class C:
  Units outstanding - beginning of year ...........................           0                          0
  Units issued ....................................................           3                          3
  Units redeemed ..................................................           0                          0
                                                                         ------                      -----
  Units outstanding - end of year .................................           3                          3
                                                                         ======                      =====
 Class D:
  Units outstanding - beginning of year ...........................           0                          0
  Units issued ....................................................           3                          3
  Units redeemed ..................................................           0                          0
                                                                         ------                      -----
  Units oustanding - end of year ..................................           3                          3
                                                                         ======                      =====
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................   $  28,757    $  24,458     $   3,180    $  9,565
  Cost of units redeemed ..........................................     (23,900)     (17,106)       (4,457)     (3,245)
                                                                      ---------    ---------     ---------    --------
  Increase (decrease) in net assets from capital unit transactions    $   4,857    $   7,352     $  (1,277)   $  6,320
                                                                      =========    =========     =========    ========
 Class B:
  Proceeds from units issued ......................................   $ 103,550    $  71,783     $   6,830    $ 16,395
  Cost of units redeemed ..........................................     (71,471)     (34,882)       (7,373)     (6,266)
                                                                      ---------    ---------     ---------    --------
  Increase (decrease) in net assets from capital unit transactions    $  32,079    $  36,901     $    (543)   $ 10,129
                                                                      =========    =========     =========    ========
 Class C:
  Proceeds from units issued ......................................   $      25                  $      25
  Cost of units redeemed ..........................................           0                          0
                                                                      ---------                  ---------
  Increase (decrease) in net assets from capital unit transactions    $      25                  $      25
                                                                      =========                  =========
 Class D:
  Proceeds from units issued ......................................   $      25                  $      25
  Cost of units redeemed ..........................................           0                          0
                                                                      ---------                  ---------
  Increase (decrease) in net assets from capital unit transactions    $      25                  $      25
                                                                      =========                  =========

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
       (All amounts in thousands)

                                                                                     WRL
                                                                                 J.P. MORGAN
                                                                           REAL ESTATE SECURITIES
                                                                                 SUBACCOUNT
                                                                           -----------------------
                                                                                DECEMBER 31,
                                                                           -----------------------
                                                                             1999(1)     1998(1)
                                                                           ----------- -----------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ..................................        68           0
  Units issued ...........................................................        29          84
  Units redeemed .........................................................       (46)        (16)
                                                                                 ---         ---
  Units outstanding - end of year ........................................        51          68
                                                                                 ===         ===
 Class B:
  Units outstanding - beginning of year ..................................       157           0
  Units issued ...........................................................       711         302
  Units redeemed .........................................................      (665)       (145)
                                                                                ----        ----
  Units outstanding - end of year ........................................       203         157
                                                                                ====        ====
 Class C:
  Units outstanding - beginning of year ..................................         0
  Units issued ...........................................................         3
  Units redeemed .........................................................         0
                                                                                ----
  Units outstanding - end of year ........................................         3
                                                                                ====
 Class D:
  Units outstanding - beginning of year ..................................         0
  Units issued ...........................................................         3
  Units redeemed .........................................................         0
                                                                                ----
  Units oustanding - end of year .........................................         3
                                                                                ====
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued .............................................  $    250    $    784
  Cost of units redeemed .................................................      (381)       (151)
                                                                            --------    --------
  Increase (decrease) in net assets from capital unit transactions .......  $   (131)   $    633
                                                                            ========    ========
 Class B:
  Proceeds from units issued .............................................  $  6,089    $  2,659
  Cost of units redeemed .................................................    (5,638)     (1,222)
                                                                            --------    --------
  Increase (decrease) in net assets from capital unit transactions .......  $    451    $  1,437
                                                                            ========    ========
 Class C:
  Proceeds from units issued .............................................  $     25
  Cost of units redeemed .................................................         0
                                                                            --------
  Increase (decrease) in net assets from capital unit transactions .......  $     25
                                                                            ========
 Class D:
  Proceeds from units issued .............................................  $     25
  Cost of units redeemed .................................................         0
                                                                            --------
  Increase (decrease) in net assets from capital unit transactions .......  $     25
                                                                            ========



                                                                                 WRL             WRL              WRL
                                                                            GOLDMAN SACHS   GOLDMAN SACHS    T. ROWE PRICE
                                                                                GROWTH        SMALL CAP     DIVIDEND GROWTH
                                                                              SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                                           --------------- --------------- ----------------
                                                                             DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                           --------------- --------------- ----------------
                                                                               1999(1)         1999(1)          1999(1)
                                                                           --------------- --------------- ----------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ..................................           0               0                0
  Units issued ...........................................................         162             244              224
  Units redeemed .........................................................         (48)           (207)             (26)
                                                                                   ---            ----              ---
  Units outstanding - end of year ........................................         114              37              198
                                                                                   ===            ====              ===
 Class B:
  Units outstanding - beginning of year ..................................           0               0                0
  Units issued ...........................................................         679             437              925
  Units redeemed .........................................................        (175)           (271)            (233)
                                                                                  ----            ----             ----
  Units outstanding - end of year ........................................         504             166              692
                                                                                  ====            ====             ====
 Class C:
  Units outstanding - beginning of year ..................................           0               0                0
  Units issued ...........................................................           3               3                3
  Units redeemed .........................................................           0               0                0
                                                                                  ----            ----             ----
  Units outstanding - end of year ........................................           3               3                3
                                                                                  ====            ====             ====
 Class D:
  Units outstanding - beginning of year ..................................           0               0                0
  Units issued ...........................................................           3               3                3
  Units redeemed .........................................................           0               0                0
                                                                                  ----            ----             ----
  Units oustanding - end of year .........................................           3               3                3
                                                                                  ====            ====             ====
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued .............................................    $  1,614        $  2,469         $  2,140
  Cost of units redeemed .................................................        (489)         (2,190)            (239)
                                                                              --------        --------         --------
  Increase (decrease) in net assets from capital unit transactions .......    $  1,125        $    279         $  1,901
                                                                              ========        ========         ========
 Class B:
  Proceeds from units issued .............................................    $  6,881        $  4,542         $  8,844
  Cost of units redeemed .................................................      (1,788)         (2,854)          (2,175)
                                                                              --------        --------         --------
  Increase (decrease) in net assets from capital unit transactions .......    $  5,093        $  1,688         $  6,669
                                                                              ========        ========         ========
 Class C:
  Proceeds from units issued .............................................    $     25        $     25         $     25
  Cost of units redeemed .................................................           0               0                0
                                                                              --------        --------         --------
  Increase (decrease) in net assets from capital unit transactions .......    $     25              25         $     25
                                                                              ========        ========         ========
 Class D:
  Proceeds from units issued .............................................    $     25        $     25         $     25
  Cost of units redeemed .................................................           0               0                0
                                                                              --------        --------         --------
  Increase (decrease) in net assets from capital unit transactions .......    $     25        $     25         $     25
                                                                              ========        ========         ========

WRL SERIES ANNUITY ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 1999

NOTE 6 -- (continued)
       (All amounts in thousands)

                                                                          WRL             WRL             WRL            WRL
                                                                     T. ROWE PRICE      SALOMON     PILGRIM BAXTER     DREYFUS
                                                                       SMALL CAP        ALL CAP     MID CAP GROWTH     MID CAP
                                                                       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                                    --------------- -------------- ---------------- -------------
                                                                      DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                    --------------- -------------- ---------------- -------------
                                                                        1999(1)         1999(1)         1999(1)        1999(1)
                                                                    --------------- -------------- ---------------- -------------
UNIT ACTIVITY:
 Class A:
  Units outstanding - beginning of year ...........................           0               0               0                 0
  Units issued ....................................................         609             351             467                80
  Units redeemed ..................................................        (324)           (231)            (90)               (4)
                                                                           ----            ----             ---           ---------
  Units outstanding - end of year .................................         285             120             377                76
                                                                           ====            ====             ===           =========
 Class B:
  Units outstanding - beginning of year ...........................           0               0               0                 0
  Units issued ....................................................         929             863           2,223               428
  Units redeemed ..................................................        (570)           (438)           (771)             (218)
                                                                           ----            ----           -----           ---------
  Units outstanding - end of year .................................         359             425           1,452               210
                                                                           ====            ====           =====           =========
 Class C:
  Units outstanding - beginning of year ...........................           0               0               0                 0
  Units issued ....................................................           3               3               3                 3
  Units redeemed ..................................................           0               0               0                 0
                                                                           ----            ----           -----           ---------
  Units outstanding - end of year .................................           3               3               3                 3
                                                                           ====            ====           =====           =========
 Class D:
  Units outstanding - beginning of year ...........................           0               0               0                 0
  Units issued ....................................................           3               3               3                 3
  Units redeemed ..................................................           0               0               0                 0
                                                                           ----            ----           -----           ---------
  Units oustanding - end of year ..................................           3               3               3                 3
                                                                           ====            ====           =====           =========
CAPITAL UNITS TRANSACTIONS BY CLASS:
 Class A:
  Proceeds from units issued ......................................    $  6,520        $  3,654       $   5,562           $   807
  Cost of units redeemed ..........................................      (3,636)         (2,516)         (1,159)              (44)
                                                                       --------        --------       ---------           ---------
  Increase (decrease) in net assets from capital unit transactions     $  2,884        $  1,138       $   4,403           $   763
                                                                       ========        ========       =========           =========
 Class B:
  Proceeds from units issued ......................................    $ 10,097        $  9,161       $  27,496           $ 4,276
  Cost of units redeemed ..........................................      (6,338)         (4,670)        (10,080)           (2,145)
                                                                       --------        --------       ---------           ---------
  Increase (decrease) in net assets from capital unit transactions     $  3,759        $  4,491       $  17,416           $ 2,131
                                                                       ========        ========       =========           =========
 Class C:
  Proceeds from units issued ......................................    $     25        $     25       $      25           $    25
  Cost of units redeemed ..........................................           0               0               0                 0
                                                                       --------        --------       ---------           ---------
  Increase (decrease) in net assets from capital unit transactions     $     25        $     25              25           $    25
                                                                       ========        ========       =========           =========
 Class D:
  Proceeds from units issued ......................................    $     25        $     25       $      25           $    25
  Cost of units redeemed ..........................................           0               0               0                 0
                                                                       --------        --------       ---------           ---------
  Increase (decrease) in net assets from capital unit transactions     $     25        $     25       $      25           $    25
                                                                       ========        ========       =========           =========

                         Report of Independent Auditors





The Board of Directors
Western Reserve Life Assurance Co. of Ohio


We have audited the accompanying statutory-basis balance sheets of Western Reserve Life Assurance Co. of Ohio (wholly owned indirectly by AEGON N.V.) as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the "Separate Account Assets" and "Separate Account Liabilities" in the statutory-basis balance sheets of the Company. The Separate Account financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for the Separate Accounts, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles are also described in
Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

However, in our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                            ERNST & YOUNG LLP
Des Moines, Iowa
February 18, 2000


                                                                                    DECEMBER 31
                                                                               1999             1998
                                                                         -----------------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                   $     302,138     $   231,596
     Annuity                                                                      268,864         265,418
   Policy and contract claim reserves                                               9,269           9,233
   Other policyholders' funds                                                      38,633          38,080
   Remittances and items not allocated                                             20,686          20,569
   Federal income taxes payable                                                     5,873           5,716
   Asset valuation reserve                                                          3,809           2,848
   Interest maintenance reserve                                                     7,866           9,684
   Short-term note payable to affiliate                                            17,100          44,200
   Payable to affiliate                                                               964          37,907
   Other liabilities                                                               49,478          31,151
   Separate account liabilities                                                11,582,656       6,997,456
                                                                         -----------------------------------
Total liabilities                                                              12,307,336       7,693,858

Commitments and contingencies (NOTE 11)

Capital and surplus:
   Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding at December 31, 1999 and 1,500,000 shares authorized, issued and outstanding at December 31, 1998
                                                                                    2,500           1,500
   Paid-in surplus                                                                120,107         120,107
   Unassigned surplus                                                              62,309          21,973
                                                                         -----------------------------------
Total capital and surplus                                                         184,916         143,580
                                                                         -----------------------------------
Total liabilities and capital and surplus                                     $12,492,252      $7,837,438
                                                                         ===================================



SEE ACCOMPANYING NOTES.

                   Western Reserve Life Assurance Co. of Ohio

                        Balance Sheets - Statutory Basis
                (Dollars in thousands, except per share amounts)




                                                                                    DECEMBER 31
                                                                               1999             1998
                                                                         -----------------------------------
ADMITTED ASSETS
Cash and invested assets:
   Cash and short-term investments                                         $       23,932    $     73,808
   Bonds                                                                          119,731         184,697
   Common stocks:
     Affiliated entities (cost: 1999 and 1998 - $243)                               2,156             704
     Other (cost: 1999 and 1998 - $302)                                               358             384
   Mortgage loans on real estate                                                    9,698           9,916
   Home office properties                                                          34,066          34,583
   Investment properties                                                           11,078          11,594
   Policy loans                                                                   182,975         112,982
   Other invested assets                                                                -             396
                                                                         -----------------------------------
Total cash and invested assets                                                    383,994         429,064

Premiums deferred and uncollected                                                     785             900
Accrued investment income                                                           1,638           2,867
Transfers from separate accounts due or accrued                                   463,721         350,633
Cash surrender value of life insurance policies                                    47,518          45,445
Other assets                                                                        6,614           9,239
Separate account assets                                                        11,587,982       6,999,290








                                                                         -----------------------------------
Total admitted assets                                                         $12,492,252      $7,837,438
                                                                         ===================================


SEE ACCOMPANYING NOTES.

                   Western Reserve Life Assurance Co. of Ohio

                   Statements of Operations - Statutory Basis
                             (Dollars in thousands)

                                                                           YEAR ENDED DECEMBER 31
                                                                    1999            1998            1997
                                                               -----------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:
     Life                                                        $   584,729     $   476,053     $   394,370
     Annuity                                                       1,104,525         794,841         822,149
   Net investment income                                              39,589          36,315          40,013
   Amortization of interest maintenance reserve                        1,751             744           1,576
   Commissions and expense allowances on reinsurance ceded
                                                                       4,178          15,333              11
   Income from fees associated with investment management,
     administration and contract guarantees for separate
     accounts                                                         19,620          72,817               -
   Other income                                                       44,366          67,751           3,016
                                                               -----------------------------------------------
                                                                   1,798,758       1,463,854       1,261,135
Benefits and expenses:
   Benefits paid or provided for:
     Life                                                             35,591          42,982          28,060
     Surrender benefits                                              689,535         551,528         431,939
     Other benefits                                                   32,201          31,280          28,112
     Increase (decrease) in aggregate reserves for policies
       and contracts:
       Life                                                           70,542          42,940          29,485
       Annuity                                                         3,446         (30,872)        (35,940)
       Other                                                            (121)         32,178             794
                                                               -----------------------------------------------
                                                                     831,194         670,036         482,450
   Insurance expenses:
     Commissions                                                     246,334         205,939         179,106
     General insurance expenses                                      112,536         102,611          70,546
     Taxes, licenses and fees                                         19,019          15,545          13,101
     Net transfers to separate accounts                              540,443         475,435         519,214
     Other expenses                                                        -              59              21
                                                               -----------------------------------------------
                                                                     918,332         799,589         781,988
                                                               -----------------------------------------------
                                                                   1,749,526       1,469,625       1,264,438
                                                               -----------------------------------------------
Gain (loss) from operations before federal income
   tax expense (benefit) and net
   realized capital gains (losses)
   on investments                                                     49,232          (5,771)         (3,303)

Federal income tax expense (benefit)                                  11,816            (347)            469
                                                               -----------------------------------------------
Gain (loss) from operations before net realized capital gains
   (losses) on investments                                            37,416          (5,424)         (3,772)

Netrealized capital gains (losses) on investments (net of
   related federal income taxes and amounts transferred to
   interest maintenance reserve)                                        (716)          1,494             747
                                                               -----------------------------------------------
Net income (loss)                                               $     36,700   $      (3,930)  $      (3,025)
                                                               ===============================================

SEE ACCOMPANYING NOTES.

                   Western Reserve Life Assurance Co. of Ohio

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in thousands)


                                                                                                      TOTAL
                                                                                                     CAPITAL
                                                    COMMON         PAID-IN         UNASSIGNED          AND
                                                    STOCK          SURPLUS          SURPLUS          SURPLUS
                                                 ------------- ---------------- ----------------- ---------------
Balance at January 1, 1997                           $1,500       $  68,015          $26,041         $  95,556
   Net loss                                               -               -           (3,025)           (3,025)
   Change in non-admitted assets                          -               -             (702)             (702)
   Change in asset valuation reserve                      -               -            3,274             3,274
   Change in surplus in separate accounts
                                                          -               -           (2,115)           (2,115)
   Change in reserve valuation                            -               -           (1,872)           (1,872)
   Capital contribution                                   -          20,000                -            20,000
   Tax effect of capital loss carry-forward
     utilized by affiliates                               -               -            3,747             3,747
                                                 ------------- ---------------- ----------------- ---------------
Balance at December 31, 1997                          1,500          88,015           25,348           114,863
   Net loss                                               -               -           (3,930)           (3,930)
   Change in net unrealized capital gains                 -               -              248               248
   Change in non-admitted assets                          -               -           (1,815)           (1,815)
   Change in asset valuation reserve                      -               -             (412)             (412)
   Change in surplus in separate accounts                 -               -             (341)             (341)
   Change in reserve valuation                            -               -           (2,132)           (2,132)
   Capital contribution                                   -          32,092                -            32,092
   Settlement of prior period tax returns                 -               -              353               353
   Tax benefits on stock options exercised                -               -            4,654             4,654
                                                 ------------- ---------------- ----------------- ---------------
Balance at December 31, 1998                          1,500         120,107           21,973           143,580
   Net income                                             -               -           36,700            36,700
   Change in net unrealized capital gains                 -               -            1,421             1,421
   Change in non-admitted assets                          -               -              703               703
   Change in asset valuation reserve                      -               -             (961)             (961)
   Change in surplus in separate accounts                 -               -              451               451
   Transfer from unassigned surplus to common
     stock (stock dividend)                           1,000               -           (1,000)                -
   Settlement of prior period tax returns                 -               -            1,000             1,000
   Tax benefits on stock options exercised                -               -            2,022             2,022
                                                 ------------- ---------------- ----------------- ---------------
Balance at December 31, 1999                         $2,500        $120,107          $62,309          $184,916
                                                 ============= ================ ================= ===============


SEE ACCOMPANYING NOTES.

                   Western Reserve Life Assurance Co. of Ohio

                   Statements of Cash Flows - Statutory Basis
                             (Dollars in thousands)




                                                                         YEAR ENDED DECEMBER 31
                                                                   1999           1998           1997
                                                              ----------------------------------------------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance           $1,738,870     $1,356,732     $1,223,898
Net investment income                                               44,235         38,294         43,802
Life and accident and health claims                                (35,872)       (44,426)       (26,005)
Surrender benefits and other fund withdrawals                     (689,535)      (551,528)      (431,939)
Other benefits to policyholders                                    (32,642)       (31,231)       (28,147)
Commissions, other expenses and other taxes                       (382,372)      (326,080)      (262,901)
Net transfers to separate accounts                                (628,762)      (461,982)      (596,347)
Federal income taxes received (paid)                                (9,637)        11,956          5,006
Interest paid                                                            -              -           (731)
Other, net                                                         (21,054)        (7,109)       (14,901)
                                                              ----------------------------------------------
Net cash used in operating activities                              (16,769)       (15,374)       (88,265)

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds and preferred stocks                                      114,177        143,449        146,963
   Mortgage loans on real estate                                       212            221          2,116
   Other                                                                18              -              -
                                                              ----------------------------------------------
                                                                   114,407        143,670        149,079
Cost of investments acquired
   Bonds and preferred stocks                                      (49,279)       (68,202)       (40,418)
   Common stocks                                                         -            (93)          (150)
   Mortgage loans on real estate                                        (1)        (5,313)          (891)
   Real estate                                                        (286)       (26,213)       (12,002)
   Policy loans                                                    (69,993)       (36,241)       (24,137)
   Other                                                              (855)          (414)             -
                                                              ----------------------------------------------
                                                                  (120,414)      (136,476)       (77,598)
                                                              ----------------------------------------------
Net cash provided by (used in) investing activities                 (6,007)         7,194         71,481

FINANCING ACTIVITIES
Issuance (payment) of short-term note payable to
   affiliate, net                                                  (27,100)        36,000          8,200
Capital contribution                                                     -         32,092         20,000
                                                              ----------------------------------------------
Net cash provided by (used in) financing activities                (27,100)        68,092         28,200
                                                              ----------------------------------------------
Increase (decrease) in cash and short-term investments             (49,876)        59,912         11,416

Cash and short-term investments at beginning of year                73,808         13,896          2,480
                                                              ----------------------------------------------
Cash and short-term investments at end of year                $     23,932   $     73,808   $     13,896
                                                              ==============================================


SEE ACCOMPANYING NOTES.

                   Western Reserve Life Assurance Co. of Ohio

                 Notes to Financial Statements - Statutory-Basis
                             (Dollars in thousands)

                                December 31, 1999



1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Western Reserve Life Assurance Co. of Ohio ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

NATURE OF BUSINESS

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company's products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company's new life insurance written and a substantial portion of new annuities written is done through one marketing organization; the Company expects to maintain this relationship for the foreseeable future.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio ("Insurance Department"), which practices differ from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are expensed as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions;
(d) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement amounts and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to unassigned surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of the entire premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid rather than accrued and expensed during the periods in which the employers provide service; (l) stock options settled in cash are recorded as an expense of the Company's indirect parent rather than charged to current operations; (m) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of income tax expense in the statement of operations; and (n) the financial statements of wholly-owned affiliates are not consolidated with those of the Company. The effects of these variances have not been determined by the Company, but are presumed to be material.

In 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Ohio must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is unclear whether the State of Ohio will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

Other significant statutory accounting practices are as follows:

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturities of one year or less when purchased to be cash equivalents.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Common stocks of unaffiliated companies are carried at market, and the related unrealized capital gains/(losses) are reported in unassigned surplus without any adjustment for federal income taxes. Common stocks of the Company's wholly-owned affiliates are recorded at the equity in net assets. Home office and investment properties are reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other "admitted assets" are valued, principally at cost, as required or permitted by Ohio Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

During 1999, 1998 and 1997, net realized capital gains (losses) of $(67), $1,294 and $3,259, respectively, were credited to the IMR rather than being immediately recognized in the statements of operations. Amortization of these net gains aggregated $1,751, $744 and $1,576 for the years ended December 31, 1999, 1998 and 1997, respectively.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. No investment income due and accrued has been excluded for the years ended December 31, 1999, 1998 and 1997, with respect to such practices.

AGGREGATE RESERVES FOR POLICIES

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to 5.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 5.75 to
8.75 percent and mortality rates, where appropriate, from a variety of tables.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEPARATE ACCOUNTS

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $1,675,642, $1,240,858 and $1,164,013 in 1999, 1998 and 1997,
respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge. Separate account contractholders have no claim against the assets of the general account.

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

   INVESTMENT SECURITIES: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or (in the case of private placements) are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

   MORTGAGE LOANS AND POLICY LOANS: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans are assumed to equal their carrying value.

   INVESTMENT CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107:

                                                                     DECEMBER 31
                                                       1999                              1998
                                          --------------------------------  --------------------------------
                                            CARRYING                            CARRYING
                                             AMOUNT        FAIR VALUE            AMOUNT         FAIR VALUE
                                          --------------------------------  --------------------------------
   ADMITTED ASSETS
   Cash and short-term investments        $     23,932  $       23,932    $       73,808    $     73,808
   Bonds                                       119,731         119,076           184,697         192,556
   Common stocks, other than affiliates            358             358               384             384
   Mortgage loans on real estate                 9,698           9,250             9,916          10,390
   Policy loans                                182,975         182,975           112,982         112,982
   Separate account assets                  11,587,982      11,587,982         6,999,290       6,999,290

   LIABILITIES
   Investment contract liabilities             301,403         294,342           297,349         294,105
   Separate account annuities                8,271,548       8,079,141         5,096,680       5,038,296


3. INVESTMENTS

The carrying amount and estimated fair value of investments in debt securities are as follows:

                                                                    GROSS         GROSS       ESTIMATED
                                                     CARRYING    UNREALIZED    UNREALIZED        FAIR
                                                      AMOUNT        GAINS        LOSSES         VALUE
                                                   --------------------------------------------------------
   DECEMBER 31, 1999
   Bonds:
     United States Government and agencies         $    4,755    $       4     $     66     $    4,693
     State, municipal and other government              2,185           12            -          2,197
     Public utilities                                  13,134          129          368         12,895
     Industrial and miscellaneous                      52,997        1,213        1,208         53,002
     Mortgage and other asset-backed securities        46,660          480          851         46,289
                                                   --------------------------------------------------------
   Total bonds                                       $119,731       $1,838       $2,493       $119,076
                                                   ========================================================

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)



3. INVESTMENTS (CONTINUED)

                                                                    GROSS         GROSS       ESTIMATED
                                                     CARRYING    UNREALIZED    UNREALIZED        FAIR
                                                      AMOUNT        GAINS        LOSSES         VALUE
                                                   --------------------------------------------------------
   DECEMBER 31, 1998
   Bonds:
     United States Government and agencies         $    4,749     $     83    $       -     $    4,832
     State, municipal and other government              3,234          117            -          3,351
     Public utilities                                  18,792          818          251         19,359
     Industrial and miscellaneous                      96,332        6,685          577        102,440
     Mortgage and other asset-backed securities        61,590        1,235          251         62,574
                                                   --------------------------------------------------------
   Total bonds                                       $184,697       $8,938       $1,079       $192,556
                                                   ========================================================

The carrying amount and fair value of bonds at December 31, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                                                              ESTIMATED
                                                                               CARRYING          FAIR
                                                                                AMOUNT          VALUE
                                                                             -------------------------------
   Due in one year or less                                                     $  10,521        $  10,560
   Due one through five years                                                     32,248           31,993
   Due five through ten years                                                     17,342           17,104
   Due after ten years                                                            12,960           13,130
                                                                             -------------------------------
                                                                                  73,071           72,787
   Mortgage and other asset-backed securities                                     46,660           46,289
                                                                             -------------------------------
                                                                                $119,731         $119,076
                                                                             ===============================

A detail of net investment income is presented below:

                                                                           YEAR ENDED DECEMBER 31
                                                                       1999         1998          1997
                                                                   ----------------------------------------

   Interest on bonds                                                  $12,094      $17,150       $25,723
   Dividends on equity investments from subsidiaries                   18,555       13,233        10,855
   Interest on mortgage loans                                             746          499           478
   Rental income on real estate                                         5,794        2,839         1,371
   Interest on policy loans                                             9,303        6,241         4,656
   Other investment income                                                414          540            26
                                                                   ----------------------------------------
   Gross investment income                                             46,906       40,502        43,109

   Investment expenses                                                 (7,317)      (4,187)       (3,096)
                                                                   ----------------------------------------
   Net investment income                                              $39,589      $36,315       $40,013
                                                                   ========================================

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                     1999          1998           1997
                                                                --------------------------------------------
   Proceeds                                                         $114,177       $143,449      $146,963
                                                                ============================================

   Gross realized gains                                           $    1,762     $    4,641    $    3,921
   Gross realized losses                                               1,709            899           626
                                                                --------------------------------------------
   Net realized gains                                           $         53     $    3,742    $    3,295
                                                                ============================================

At December 31, 1999, bonds with an aggregate carrying value of $4,152 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for benefit of such state regulatory authorities, as required by statute.

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                                 REALIZED
                                                               ---------------------------------------------
                                                                          YEAR ENDED DECEMBER 31
                                                                    1999            1998          1997
                                                               ---------------------------------------------
   Debt securities                                                   $   53          $3,742       $3,295
   Other invested assets                                                 18             (18)           -
                                                               ---------------------------------------------
                                                                         71           3,724        3,295

   Tax expense                                                         (854)           (936)        (711)
   Transfer to interest maintenance reserve                              67          (1,294)      (3,259)
                                                               ---------------------------------------------
   Net realized gains (losses)                                        $(716)         $1,494      $   747
                                                               =============================================

                                                                          CHANGES IN UNREALIZED
                                                               ---------------------------------------------
                                                                          YEAR ENDED DECEMBER 31
                                                                    1999            1998          1997
                                                               ---------------------------------------------
   Debt securities                                                  $(8,514)        $(3,985)       $(896)
   Common stocks                                                      1,426             248            -
                                                               ---------------------------------------------
   Change in unrealized appreciation (depreciation)                 $(7,088)        $(3,737)       $(896)
                                                               =============================================

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

Gross unrealized gains (losses) on common stocks were as follows:

                                                               UNREALIZED
                                                      --------------------------
                                                              DECEMBER 31
                                                           1999          1998
                                                      --------------------------

   Unrealized gains                                       $1,995          $579
   Unrealized losses                                         (26)          (36)
                                                      --------------------------
   Net unrealized gains                                   $1,969          $543
                                                      ==========================

During 1999, the Company did not issue any mortgage loans. The Company requires all mortgagees to carry fire insurance equal to the value of the underlying property.

During 1999, 1998 and 1997, no mortgage loans were foreclosed and transferred to real estate. During 1999 and 1998, the Company held a mortgage loan loss reserve in the asset valuation reserve of $110 and $112, respectively.

At December 31, 1999, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve, collectively.


4. REINSURANCE

The Company reinsures portions of certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

                                                                      YEAR ENDED DECEMBER 31
                                                             1999              1998             1997
                                                       -----------------------------------------------------
   Direct premiums                                          $1,748,265        $1,345,752       $1,219,271
   Reinsurance assumed                                               -               461            2,389
   Reinsurance ceded                                           (59,011)          (75,319)          (5,141)
                                                       -----------------------------------------------------
   Net premiums earned                                      $1,689,254        $1,270,894       $1,216,519
                                                       =====================================================


                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


4. REINSURANCE (CONTINUED)

The Company received reinsurance recoveries in the amount of $4,916, $5,260 and $2,288 during 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,557 and $1,003, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1999 and 1998 of $3,487 and $2,849, respectively.


5. INCOME TAXES

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense (benefit) and realized capital gains (losses) on investments for the following reasons:


                                                                           YEAR ENDED DECEMBER 31
                                                                       1999          1998          1997
                                                                  ------------------------------------------

   Computed tax (benefit) at federal statutory rate (35%)             $17,231        $(2,019)     $(1,156)
   Deferred acquisition costs - tax basis                              11,344          9,672        9,164
   Tax reserve valuation                                               (2,272)         1,513         (194)
   Excess tax depreciation                                               (727)          (442)        (127)
   Amortization of IMR                                                   (613)          (260)        (552)
   Dividend received deduction                                        (10,784)        (6,657)      (5,326)
   Prior year over-accrual                                             (3,167)        (2,322)      (1,541)
   Other, net                                                             804            168          201
                                                                  ------------------------------------------
   Federal income tax expense (benefit)                               $11,816       $   (347)    $    469
                                                                  ==========================================

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to realized gains (losses) due to the differences in book and tax asset bases at the time certain investments are sold.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


5. INCOME TAXES (CONTINUED)

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation, but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($293 at December 31, 1999). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $103.

At December 31, 1996, the Company had capital loss carryforwards of approximately $10,705, which were utilized by the Company's affiliates in the consolidated tax return filing in 1997. This transaction resulted in a receipt from the Company's affiliate of $3,747, which was credited directly to unassigned surplus.

In 1999, the Company received $1,000 from its former parent, an unaffiliated company, for reimbursement of prior period tax payments made by the Company but owed by the former parent. In 1998, the Company reached a final settlement with the Internal Revenue Service for 1994 and 1995 resulting in a tax refund of $300 and interest received of $53. Tax settlements for 1999 and 1998 were credited directly to unassigned surplus.


6. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products, primarily separate accounts, that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)


                                                                        DECEMBER 31
                                                            1999                           1998
                                                 ---------------------------    ----------------------------
                                                                   PERCENT                         PERCENT
                                                     AMOUNT       OF TOTAL           AMOUNT       OF TOTAL
                                                 ---------------- ----------    ----------------- ----------
   Subject to discretionary withdrawal with
     market value adjustment                      $     12,534         0%        $     12,810          0%
   Subject to discretionary withdrawal at book
     value less surrender charge                        73,903         1               76,289          1
   Subject to discretionary withdrawal at
     market value                                    8,271,441        96            5,096,680         94
   Subject to discretionary withdrawal at book
     value (minimal or no charges or
     adjustments)                                      217,372         3              210,270          4
   Not subject to discretionary withdrawal
     provision                                          15,433         0               15,681          1
                                                 ----------------------------   ----------------------------
                                                     8,590,683       100%           5,411,730        100%
                                                                  ==========                      ==========
   Less reinsurance ceded                                1,581                          1,131
                                                 ----------------               -----------------
   Total policy reserves on annuities and
     deposit fund liabilities                       $8,589,102                     $5,410,599
                                                 ================               =================

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                          YEAR ENDED DECEMBER 31
                                                             -------------------------------------------------
                                                                  1999             1998             1997
                                                             ---------------- ---------------- ---------------
   Transfers as reported in the summary of
     operations of the separate accounts
     statement:
     Transfers to separate accounts                               $1,675,642       $1,240,858     $1,164,013
     Transfers from separate accounts                              1,056,207          774,690        646,477
                                                             ---------------- ---------------- ---------------
   Net transfers to separate accounts                                619,435          466,168        517,536

   Reconciling adjustments - change in accruals
     for investment management, administration
     fees and contract guarantees, reinsurance
     and separate account surplus                                    (78,992)           9,267          1,678
                                                             ---------------- ---------------- ---------------
   Transfers as reported in the summary of operations of
     the life, accident and health annual statement
                                                                 $   540,443      $   475,435    $   519,214
                                                             ================ ================ ===============

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Reserves on the Company's traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1999 and 1998, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                                       GROSS        LOADING        NET
                                                                   -------------- ------------- ----------
   DECEMBER 31, 1999
   Ordinary direct renewal business                                    $1,017          $232         $785
                                                                   -------------- ------------- -----------
                                                                       $1,017          $232         $785
                                                                   ============== ============= ===========

   DECEMBER 31, 1998
   Ordinary direct renewal business                                    $1,101          $201         $900
                                                                   -------------- ------------- -----------
                                                                       $1,101          $201         $900
                                                                   ============== ============= ===========

In 1994, the NAIC enacted a guideline to clarify reserving methodologies for contracts that require immediate payment of claims upon proof of death of the insured. Companies were allowed to grade the effects of the change in reserving methodologies over five years. A direct charge to surplus of $2,132 and $1,872 was made for the years ended December 31, 1998 and 1997, respectively, related to the change in reserve methodology.


7. DIVIDEND RESTRICTIONS

The Company is subject to limitations, imposed by the State of Ohio, on the payment of dividends to its parent company. Generally, dividends during any twelve month period may not be paid; without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2000, without the prior approval of insurance regulatory authorities, is $36,700.


8. CAPITAL STRUCTURE

During 1999, the Company's Board of Director's approved an amendment to the Company's Articles of Incorporation which increased the number of authorized capital shares to 3,000,000. The Board of Directors also authorized a stock dividend in the amount of $1,000, which was transferred from unassigned surplus. This amendment and stock dividend were in response to a change in California law which requires all life insurance companies which do business in the state to have capital stock of at least $2,500.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


9. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $1,105, $917 and $659 for the years ended December 31, 1999, 1998 and 1997, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Pension expense related to this plan was $816, $632 and $448 for the years ended December 31, 1999, 1998 and 1997, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued for or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $81, $157 and $99 for the years ended December 31, 1999, 1998 and 1997, respectively.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


10. RELATED PARTY TRANSACTIONS

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1999, 1998 and 1997, the Company paid $16,905 $12,763 and $10,040, respectively, for such services, which approximates their costs to the affiliates. The Company provides office space, marketing and administrative services to certain affiliates. During 1999, 1998 and 1997, the Company received $3,755, $5,125 and $4,395, respectively, for such services, which approximates their cost.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 5.06% at December 31, 1999. During 1999, 1998 and 1997, the Company paid net interest of $1,997, $1,090 and $364, respectively, to affiliates.

The Company received capital contributions of $32,092 and $20,000 from its parent in 1998 and 1997, respectively.

At December 31, 1999 and 1998, the Company had short-term note payables to an affiliate of $17,100 and $44,200, respectively. Interest on these notes ranged from 5.15% to 5.9% at December 31, 1999 and 5.13% to 5.54% at December 31, 1998.

During 1998, the Company purchased life insurance policies covering the lives of certain employees of the Company. Premiums of $43,500 were paid to an affiliate for these policies. At December 31, 1999 and 1998, the cash surrender value of these policies was $47,518 and $45,445, respectively.


11. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in thousands)


11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company. The Company has established a reserve of $3,498 and $3,489 and an offsetting premium tax benefit of $837 and $828 at December 31, 1999 and 1998, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (credit) was $(20), $(74) and $0 at December 31, 1999, 1998 and 1997, respectively.


12. RECONCILIATION OF CAPITAL AND SURPLUS AND NET INCOME

The following table reconciles capital and surplus and net income as reported in the 1998 Annual Statement filed with the Insurance Department of the State of Ohio, to the amounts reported in the accompanying financial statements:

                                                                                        YEAR ENDED
                                                           DECEMBER 31, 1998        DECEMBER 31, 1998
                                                       -------------------------- --------------------------
                                                             TOTAL CAPITAL
                                                              AND SURPLUS             NET INCOME/(LOSS)
                                                       -------------------------- --------------------------

   Amounts reported in Annual Statement                         $148,038                 $    528
   Adjustment to federal income tax benefit                       (4,458)                  (4,458)
                                                       -------------------------- --------------------------
   Amounts reported herein                                      $143,580                  $(3,930)
                                                       ========================== ==========================

                   Western Reserve Life Assurance Co. of Ohio

                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in thousands)

                                December 31, 1999



SCHEDULE I

                                                                              FAIR         AMOUNT AT WHICH SHOWN
                TYPE OF INVESTMENT                       COST (1)            VALUE          IN THE BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------
FIXED MATURITIES
Bonds:
   United States Government and government
     agencies and authorities                            $    5,827         $    5,820            $    5,827
   States, municipalities and political
     subdivisions                                             7,110              7,275                 7,110
   Public utilities                                          13,134             12,895                13,134
   All other corporate bonds                                 93,660             93,086                93,660
                                                    ---------------------------------------------------------------
Total fixed maturities                                      119,731            119,076               119,731

EQUITY SECURITIES
Common stocks:
   Affiliated entities                                          243              2,156                 2,156
   Industrial, miscellaneous and all other                      302                358                   358
                                                    ---------------------------------------------------------------
Total equity securities                                         545              2,514                 2,514

Mortgage loans on real estate                                 9,698                                    9,698
Real estate                                                  45,144                                   45,144
Policy loans                                                182,975                                  182,975
Cash and short-term investments                              23,932                                   23,932
                                                    -------------------                   -------------------------
Total investments                                          $382,025                                 $383,994
                                                    ===================                   =========================


(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.

                   Western Reserve Life Assurance Co. of Ohio

                       Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III


                                                                                              BENEFITS,
                                FUTURE POLICY    POLICY AND                       NET      CLAIMS, LOSSES      OTHER
                                 BENEFITS AND     CONTRACT       PREMIUM      INVESTMENT   AND SETTLEMENT    OPERATING
                                   EXPENSES      LIABILITIES     REVENUE        INCOME*       EXPENSES        EXPENSES*
                               -------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Individual life                     $291,106      $  9,152      $   583,656     $10,754         $178,237        $261,284
Group life                            11,032           100            1,073         706            1,437             599
Annuity                              268,864            17        1,104,525      28,129          651,520         116,006
                               -------------------------------------------------------------------------------------------
                                    $571,002      $  9,269       $1,689,254     $39,589         $831,194        $377,889
                               ===========================================================================================

YEAR ENDED DECEMBER 31, 1998
Individual life                     $221,050      $  8,624      $   474,120    $  9,884         $122,542        $230,368
Group life                            10,546           100            1,933         723            1,962           2,281
Annuity                              265,418           509          794,841      25,708          545,532          91,505
                               -------------------------------------------------------------------------------------------
                                    $497,014      $  9,233       $1,270,894     $36,315         $670,036        $324,154
                               ===========================================================================================

YEAR ENDED DECEMBER 31, 1997
Individual life                     $177,088      $  9,533      $   390,452     $13,742        $  88,738        $176,303
Group life                             9,435           805            3,918         810            3,986           3,292
Annuity                              296,290           591          822,149      25,461          389,726          83,179
                               -------------------------------------------------------------------------------------------
                                    $482,813       $10,929       $1,216,519     $40,013         $482,450        $262,774
                               ===========================================================================================



* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Western Reserve Life Assurance Co. of Ohio

                                   Reinsurance
                             (Dollars in thousands)

SCHEDULE IV

                                                                                                     PERCENTAGE OF
                                                 CEDED TO OTHER    ASSUMED FROM         NET          AMOUNT ASSUMED
                                 GROSS AMOUNT       COMPANIES     OTHER COMPANIES      AMOUNT            TO NET
                               -------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Life insurance in force             $63,040,741      $11,297,250 $              -      $51,743,494         0.0%
                               =====================================================================================

Premiums:
   Individual life                 $    604,628   $       20,972    $          -      $    583,656         0.0%
   Group life                             1,383              310               -             1,073         0.0
   Annuity                            1,142,254           37,729               -         1,104,525         0.0
                               -------------------------------------------------------------------------------------
                                   $  1,748,265   $       59,011    $          -      $  1,689,254         0.0%
                               =====================================================================================

YEAR ENDED DECEMBER 31, 1998
Life insurance in force             $51,064,173   $    9,862,460    $          -      $ 41,201,713         0.0%
                               =====================================================================================

Premiums:
   Individual life                 $    493,633   $       19,512    $          -      $    474,121         0.0%
   Group life                             1,691              220             461             1,932        23.8
   Annuity                              850,428           55,587               -           794,841         0.0
                               -------------------------------------------------------------------------------------
                                   $  1,345,752   $       75,319    $        461      $  1,270,894          .03%
                               =====================================================================================

YEAR ENDED DECEMBER 31, 1997
Life insurance in force            $ 40,221,361   $    6,776,447    $  2,692,822      $ 36,137,736         7.5%
                               =====================================================================================

Premiums:
   Individual life                 $    395,361   $        4,910    $          -      $    390,452         0.0%
   Group life                             1,761              231           2,389             3,918        61.0
   Annuity                              822,149                -               -           822,149         0.0
                               -------------------------------------------------------------------------------------
                                   $  1,219,271   $        5,141    $      2,389      $  1,216,519         0.2%
                               =====================================================================================

WRL Series Annuity Account

                                     PART C
                                OTHER INFORMATION
                                -----------------

Item 24.         Financial Statements and Exhibits
                 ---------------------------------

                 (a)       Financial Statements
                           The financial statements for the WRL Series Annuity Account and for Western Reserve Life Assurance Co. of Ohio ("Western Reserve") are included in Part B.

                 (b)       Exhibits
                           (1)       Copy of resolution of the Board of
                                     Directors of Western Reserve establishing the Series Account 1/
                           (2)       Not Applicable
                           (3)       Distribution of Contracts
                                     (a)      Master Service and Distribution
                                              Compliance Agreement 1/
                                     (b)      Amendment to Master Service and
                                              Distribution Compliance Agreement
                                              4/
                                     (c)      Broker/Dealer Supervisory and
                                              Service Agreement 4/
                                     (d)      Principal Underwriting Agreement
                                              4/
                                     (e)      First Amendment to Principal
                                              Underwriting Agreement 4/



                           (4)       (a)      Specimen Flexible Payment
                                              Variable Accumulation Deferred
                                              Annuity Contract 6/
                                     (b)      Guaranteed Minimum Income Benefit
                                              Rider (GIB01) 5/
                                     (c)      Tax Sheltered Annuity Endorsement
                                              (EA125)
                                     (d)      Endorsement - Contract Loan
                                              Provisions (EA126)
                                     (e)      Endorsement Dollar Cost Averaging
                                              (EA134)
                                     (f)      Endorsement - Asset Rebalancing
                                              Program (EA135)
                           (5) Application for Flexible Payment Variable Accumulation Deferred Annuity Contract 6/


                           (6)       (a)      Copy of Second Amended
                                              Articles of Incorporation of
                                              Western Reserve 1/
                                     (b)      Copy of Amended Code of
                                              Regulations of Western Reserve 1/
                           (7)       Not Applicable


                           (8)       (a)      Participation Agreement Among
                                              Variable Insurance Products Fund,
                                              Fidelity Distributors Corporation
                                              and Western Reserve Life Assurance
                                              Co. of Ohio dated June 14, 1999 7/
                                     (b)      Amendment No.1 dated March 15,
                                              2000 to Participation Agreement -
                                              Variable Insurance Products Fund
                                     (c)      Participation Agreement Among
                                              Variable Insurance Products Fund
                                              II, Fidelity Distributors
                                              Corporation and Western Reserve
                                              Life Assurance Co. of Ohio dated
                                              June 14, 1997 7/
                                     (d)      Amendment No.1 dated March 15,
                                              2000 to Participation Agreement -
                                              Variable Insurance Products Fund
                                              II
                                     (e)      Participation Agreement Among
                                              Variable Insurance Products Fund
                                              III, Fidelity Distributors
                                              Corporation and Western Reserve
                                              Life Assurance Co. of Ohio dated
                                              June 14, 1999 7/
                                     (f)      Amendment No.1 dated March 15,
                                              2000 to Participation Agreement -
                                              Variable Insurance Products Fund
                                              III

                           (9) Opinion and Consent of Thomas E. Pierpan, Esq. as to the Legality of Securities Being Registered 6/
                           (10)      (a)      Written Consent of Sutherland
                                              Asbill & Brennan LLP
                                     (b)      Written Consent of Ernst & Young
                                              LLP
                                     (c)      Written Consent of
                                              PricewaterhouseCoopers LLP


                           (11)      Not Applicable
                           (12)      Not Applicable

                           (13) Schedules for Computation of Performance Quotations 8/

                           (14)      Not Applicable
                           (15)      (a)      Powers of Attorney 1/
                                     (b)      Power of Attorney - James R.
                                              Walker 3/

-------------------------------------
1/ This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
2/ This exhibit was previously filed on Post-Effective Amendment No. 28 to Form N-1A Registration Statement dated April 24, 1997 (File No. 33-507) and is incorporated herein by reference.
3/ This exhibit was previously filed on Post-Effective Amendment No. 7 to Form N-4 Registration Statement dated December 23, 1996 (File No. 33-49556) and is incorporated herein by reference.
4/ This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
5/ This exhibit was previously filed on the Initial Registration Statement to Form N-4 dated July 12, 1999 (File No. 333-82705) and is incorporated herein by reference.

6/ This exhibit was previously filed on the Initial Registration Statement to Form N-4 dated December 21, 1999 (File No. 333-93169) and is incorporated herein by reference.
7/ This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated September 23, 1999 (File No. 333-57681) and is incorporated herein by reference.
8/       To be filed by amendment.



Item 25.               Directors and Officers of the Depositor
                       ---------------------------------------

                                        Principal                            Position and Offices
       Name                          Business Address                            with Depositor
       ----                          ----------------                        --------------------
John R. Kenney                              (1)                              Chairman of the Board,
                                                                             Chief Executive Officer

Jerome C. Vahl                              (1)                              Director and President

Lyman H. Treadway                    30195 Chagrin Boulevard                 Director
                                     Suite 210N
                                     Cleveland, OH  44124

Jack E. Zimmerman                    507 St. Michel Circle                   Director
                                     Kettering, Ohio  45429

James R. Walker                      3320 Office Park Drive                  Director
                                     Dayton, Ohio  45439

Alan M. Yaeger                              (1)                              Executive Vice President,
                                                                             Actuary and Chief Financial
                                                                             Officer


William H. Geiger                           (1)                              Senior Vice President,
                                                                             Secretary, Corporate Counsel
                                                                             and Group Vice President -
                                                                             Compliance


Allan J. Hamilton                           (1)                              Vice President, Treasurer
                                                                             and Controller

-------------------------
(1)  570 Carillon Parkway, St. Petersburg, Florida  33716.

Item 26.    Persons Controlled By Or Under Common Control With The Depositor
            ----------------------------------------------------------------
            Or Registrant.
            --------------

VERENGING AEGON - Netherlands Membership Association

AEGON N.V. - Netherlands corporation  (51.16%)

    Transamerica Corporation and subsidiaries (100%) (DE)

    AEGON Nederland N.V. -  Netherlands corporation (100%)

    AEGON NEVAK HOLDING B.V. - Netherlands corporation (100%)

    GRONINGER FINANCIERINGEN B.V. - Netherlands corporation (100%)

    AEGON INTERNATIONAL N.V. - Netherlands corporation (100%)

       Voting Trust - (Trustees - K.J. Storm, Donald J. Shepard, H.B. Van Wijk, Dennis Hersch)(DE)

       AEGON U.S. Holding Corporation (DE) (100%)
          Short Hills Management Company (NJ) (100%)
          CORPA Reinsurance Company (NY) (100%)
          AEGON Management Company (IN) (100%)
          RCC North America Inc. (DE) (100%)

       AEGON USA, Inc. - holding co.  (IA) (100%)
          AEGON Funding Corp. (DE) (100%)
          First AUSA Life Insurance Company - insurance holding co. (MD) (100%)
            AUSA Life Insurance Company, Inc. - insurance (NY) (82.33%)
            Life Investors Insurance Company of America - insurance (IA) (100%)
               Bankers United Life Assurance Company - insurance (IA) (100%) Great American Insurance Agency, Inc. (IA) (100%)
               Life Investors Alliance, LLC (DE) (100%)
            PFL Life Insurance Company - insurance (IA) (100%)
               AEGON Financial Services Group, Inc. (MN) (100%)
               AEGON Assignment Corporation of Kentucky (KY) (100%)
               AEGON Assignment Corporation (IL) (100%)
            Southwest Equity Life Insurance Company - insurance (AZ) (100% Voting Common)
            Iowa Fidelity Life Insurance Company - insurance (AZ)
            (100% Voting Common)
            Western Reserve Life Assurance Co. of Ohio - insurance (OH) (100%) WRL Investment Management, Inc. - investment adviser (FL) (100%) WRL Investment Services, Inc. - transfer agent (FL)(100%)
            WRL Series Fund, Inc. - mutual fund (MD)
            ISI Insurance Agency, Inc. and subsidiaries (CA) (100%)
            AEGON Equity Group, Inc. (FL) (100%)
            Monumental General Casualty Company - insurance (MD) (100%)
            United Financial Services, Inc. - general agency (MD) (100%) Bankers Financial Life Insurance Company - insurance (AZ)
            The Whitestone Corporation - insurance agency (MD) (100%)

            Cadet Holding Corp. - holding company (IA) (100%)
            Monumental General Life Insurance Company of Puerto Rico (PR) (51%) AUSA Holding Company - holding company (MD) (100%)
            Monumental General Insurance Group, Inc. - holding company (MD)
             (100%)
            Monumental General Administrators, Inc. (MD) (100%)
              Executive Management and Consultant Services, Inc. - consulting services (MD) (100%)
            Trip Mate Insurance Agency, Inc. (KS) (100%)
            Monumental General Mass Marketing, Inc. - marketing (MD) (100%)
            AUSA Financial Markets, Inc. - marketing (IA) (100%)
            Endeavor Group (CA) (100%)
            Endeavor Management Company (CA) (100%)
            Universal Benefits Corporation - third party administrator (IA)
             (100%)
            Investors Warranty of America, Inc. - provider of automobile extended maintenance contracts (IA) (100%)
            Massachusetts Fidelity Trust Company - trust company (IA) (100%) Money Services, Inc. - financial counseling for employees and agents of affiliated companies (DE) (100%)
            ORBA Insurance Services, Inc. (CA) (10.56%)
            Zahorik Company, Inc. - broker-dealer (CA) (100%)
               ZCI, Inc. (AL) (100%)
            Long, Miller & Associates, L.L.C. (CA) (33-1/3%)
            AEGON Asset Management Services, Inc. (DE) (100%)
            InterSecurities, Inc. - broker-dealer  (DE) (100%)
               Associated Mariner Financial Group, Inc. - holding company (MI)
                (100%)
                    Mariner Financial Services, Inc. - broker/dealer (MI)(100%) Associated Mariner Agency of Hawaii, Inc. - insurance agency
                      (MI) (100%)
                    Associated Mariner Agency of New Mexico, Inc. (MI) (100%)
            Idex Investor Services, Inc. - shareholder services (FL) (100%)
            Idex Management, Inc. - investment adviser (DE) (100%)
            IDEX Mutual Funds - mutual fund (MA)
            Diversified Investment Advisors, Inc. - investment adviser (DE)
              (100%)
               Diversified Investors Securities Corporation - broker-dealer (DE)
                (100%)
            AEGON USA Securities, Inc. - broker-dealer (IA) (100%)
               AEGON USA Managed Portfolios, Inc. - mutual fund (MD)
            Creditor Resources, Inc. - credit insurance (MI) (100%)
               CRC Creditor Resources Canadian Dealer Network Inc. - insurance agency (Canada) (100%)
               Weiner Agency, Inc. (MD) (100%)
       AEGON USA Investment Management, Inc. - investment adviser (IA) (100%) AEGON USA Realty Advisors, Inc. - real estate investment services (IA)
         (100%)
            QSC Holding, Inc. (DE) (100%)
            Landauer Realty Advisors, Inc. - real estate counseling (IA) (100%) Landauer Associates, Inc. - real estate counseling (DE) (100%) Landauer Realty Associates, Inc. (TX) (100%)
            Realty Information Systems, Inc. - information systems for real estate investment management (IA) (100%)
            USP Real Estate Investment Trust - real estate investment trust (IA) RCC Properties Limited Partnership (IA)

   Item 27.       Number of Contractowners.
                  ------------------------

       Because the offering has not yet commenced, there are no Contract owners.

   Item 28.       Indemnification
                  ---------------

           Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          Ohio General Corporation Law
                          ----------------------------

                    Section 1701.13 Authority of corporation.

           (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

           (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

                  (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

                  (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

           (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

           (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

                  (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

                  (b) If the quorum described in division (E)(4)(a) of this
   section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

                  (c)    By the shareholders;

                  (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

           Any determination made by the disinterested directors under division
   (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

           (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and
   (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions
   (E)(1) and (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

                         (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

                         (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

              (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

           (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

           (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

           (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or (7).

           (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           Second Amended Articles of Incorporation of Western Reserve
           -----------------------------------------------------------

                                 ARTICLE EIGHTH
                                 --------------

           EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

           (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

           (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

           (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section
   (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

           (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

           (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

           (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

           (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 Amended Code of Regulations of Western Reserve
                 ----------------------------------------------

                                    ARTICLE V
                                    ---------

                    Indemnification of Directors and Officers
                    -----------------------------------------

           Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              Rule 484 Undertaking
                              --------------------

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   Item 29.     Principal Underwriter


                (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Contracts. AFSG currently serves as principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account, the AUSA Endeavor Variable Annuity Account, Separate Account C of First Providian Life and Health Insurance Company, the Separate Account I, Separate Account II, and Separate Account V of Providian Life and Health Insurance Company, Transamerica Occidental Life Separate Account VUL-3 of Transamerica Occidental Life Insurance Company, WRL Series Life Account, WRL Series Annuity Account B and AUSA Series Life Account.


                (b)      Directors and Officers of AFSG

Name                           Principal Business Address        Position and Offices with Underwriter
----                           --------------------------        -------------------------------------
Larry N. Norman                             (1)                  Director and President

Harvey E. Willis                            (1)                  Vice President and Secretary

Lisa Wachendorf                             (1)                  Compliance Officer

Debra C. Cubero                             (1)                  Vice President

Gregory J. Garvin                           (1)                  Vice President

Michael F. Lane                             (1)                  Vice President

Sara J. Stange                              (1)                  Director and Vice President

Brenda K. Clancy                            (1)                  Vice President

Michael G. Ayers                            (1)                  Treasurer/Controller

Colleen S. Lyons                            (1)                  Assistant Secretary

John F. Reesor                              (1)                  Assistant Secretary

Anne Spaes                                  (1)                  Vice President

Priscilla I. Hechler                        (2)                  Assistant Vice President and Assistant
                                                                 Secretary

Thomas E. Pierpan                           (2)                  Assistant Vice President and Assistant
                                                                 Secretary

Richard C. Hicks                            (2)                  Assistant Vice President and Assistant
                                                                 Secretary


Gina A. Babka                               (2)                  Assistant Secretary

------------------------------------
(1)      4333 Edgewood Road, N.E., Cedar Rapids, IA  52499-0001
(2)      570 Carillon Parkway, St. Petersburg, FL  33716-1202

                  (c)    Compensation to Principal Underwriter

                         Not Applicable

   Item 30.       Location of Accounts and Records
                  --------------------------------

                  All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 570 Carillon Parkway, St. Petersburg, Florida 33716.

   Item 31.       Management Services
                  -------------------

                  Not Applicable

   Item 32.       Undertakings
                  ------------

                  Western Reserve hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.


                  Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

                  Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                  Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.


   Item 33.       Section 403(b)(11) Representation
                  ----------------------------------

                  Registrant represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, Registrant is relying on the no-action letter issued by the Office of Insurance Products and Legal Compliance, Division of Investment Management, to the American Council of Life Insurance dated November 28, 1988 (Ref. No. IP-6-88), and that the provisions of paragraphs (1)-(4) thereof have been complied with.

                  Texas ORP Representation
                  ------------------------

                  The Registrant intends to offer Contracts to participants in the Texas Optional Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) - (d) of that Rule.

                                   SIGNATURES
                                   ----------


        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 6th day of April, 2000.



                                        WRL SERIES ANNUITY ACCOUNT
                                        (Registrant)


                                        By:  /s/ John R. Kenney
                                            ---------------------------------
                                        John R. Kenney, Chairman of the
                                        Board and Chief Executive Officer
                                        of Western Reserve Life Assurance
                                        Co. of Ohio

                                        WESTERN RESERVE LIFE ASSURANCE
                                        CO. OF OHIO
                                        (Depositor)

                                        By:  /s/ John R. Kenney
                                            ---------------------------------
                                        John R. Kenney, Chairman of
                                        the Board and Chief Executive
                                        Officer


        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                                 Title                                   Date
---------                                 -----                                   ----

 /s/ John R. Kenney                      Chairman of the Board                    April 6, 2000
------------------------                 and Chief Executive Officer
John R. Kenney                           (Principal Executive Officer)


 /s/ Allan J. Hamilton                   Vice President, Treasurer                April 6, 2000
-------------------------                and Controller
Allan J. Hamilton


 /s/ Alan M. Yaeger                      Executive Vice President, Actuary        April 6, 2000
----------------------                   and Chief Financial
Alan M. Yaeger Actuary                   Officer


 /s/ Jerome C. Vahl                      Director and President                   April 6, 2000
----------------------
Jerome C. Vahl


 /s/ Lyman H. Treadway                   Director                                 April 6, 2000
------------------------
Lyman H. Treadway */
                  -




 /s/Jack E. Zimmerman                    Director                                 April 6, 2000
------------------------
Jack E. Zimmerman */
                  -



 /s/ James R. Walker                     Director                                 April 6, 2000
-------------------------
James R. Walker */
                -




*/  /s/ Priscilla I. Hechler
-  ----------------------------
     Signed by Priscilla I. Hechler
     As Attorney-in-fact

                                  EXHIBIT INDEX



EXHIBIT               DESCRIPTION
  NO.                 OF EXHIBIT
  ---                 ----------


4(c)                  Tax Sheltered Annuity Endorsement (EA125)

4(d)                  Endorsement - Contract Loan Provisions (EA126)

4(e)                  Endorsement - Dollar Cost Averaging (EA134)

4(f)                  Endorsement - Asset Rebalancing Program (EA135)

8(b) Amendment No.1 dated March 15, 2000 to Participation Agreement - Variable Insurance Products Fund

8(d) Amendment No.1 dated March 15, 2000 to Participation Agreement - Variable Insurance Products Fund II

8(f) Amendment No.1 dated March 15, 2000 to Participation Agreement - Variable Insurance Products Fund III

10(a)                 Written Consent of Sutherland Asbill & Brennan

10(b)                 Written Consent of Ernst & Young LLP

10(c)                 Written Consent of PricewaterhouseCoopers LLP